Form 10KSB40, Exhibit 13
period 1996-12-31
GREATER ROME BANCSHARES INC
filed 1997-03-31
CIK 928484

                         GREATER ROME BANCSHARES, INC.

                              1996 ANNUAL REPORT

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders
Greater Rome Bancshares, Inc.
Rome, Georgia


We have audited the accompanying consolidated balance sheets of Greater Rome Bancshares, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greater Rome Bancshares, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                  PORTER KEADLE MOORE, LLP


                                                  /s/ Porter Keadle Moore, LLP


                                                  Successor to the practice of
                                                  Evans, Porter, Bryan & Co.

Atlanta, Georgia
February 14, 1997

                         GREATER ROME BANCSHARES, INC.

                          CONSOLIDATED BALANCE SHEETS

                          DECEMBER 31, 1996 AND 1995

                                    ASSETS
                                    ------
                                                             1996         1995
                                                             ----         ----
Cash and due from banks                               $   764,891       13,506
Federal funds sold                                      4,058,912    3,410,000
                                                       ----------    ---------

     Cash and cash equivalent                           4,823,803    5,423,506

Securities available for sale                           1,489,375         -
Securities held to maturity                             4,748,925    1,000,000
Loans, net                                             13,095,601         -
Premises and equipment, net                             2,099,035      375,694
Accrued interest receivable and other assets              251,902       63,151
                                                       ----------    ---------

                                                      $26,508,641    6,862,351
                                                       ----------    ---------

                      LIABILITIES AND STOCKHOLDERS EQUITY
                      -----------------------------------

Deposits:
  Demand                                              $ 3,006,709         -
  Interest - bearing demand                             1,692,466         -
  Savings                                               3,479,435         -
  Time                                                 11,665,926         -
                                                       ----------    ---------

     Total deposits                                    19,844,536         -

Accrued interest payable and other liabilities            286,148       89,580
                                                       ----------    ---------

          Total liabilities                            20,130,684       89,580
                                                       ----------    ---------

Commitments

Stockholders' equity
  Preferred stock, par value $1.00 per share;
    100,000 shares authorized; no shares
    issued or outstanding                                    -            -
  Common stock, par value $.01 per share;
    10,000,000 shares authorized; 700,000
    shares issued and outstanding                           7,000        7,000
  Additional paid-in capital                            6,930,117    6,930,117
  Accumulated deficit                                    (560,820)    (164,346)
  Unrealized gain on securities available for sale          1,660         -
                                                       ----------    ---------

          Total stockholders' equity                    6,377,957    6,772,771
                                                       ----------    ---------

                                                      $26,508,641    6,862,351
                                                       ==========    =========

See accompanying notes to consolidated financial statements.

                         GREATER ROME BANCSHARES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                FOR THE YEARS ENDED DECEMBER 31, 1996, AND 1994

                                                                                       1996       1995       1994
                                                                                       ----       ----       ----
Interest income:
     Interest and fees on loans                                                 $   605,126       -          -
     Interest on federal funds sold and deposits with other banks                   175,449    184,160       -
     Interest and dividends on investments:
          U.S. Government agencies                                                  260,907       -          -
          U.S. Treasuries                                                            19,919       -          -
                                                                                  ---------   --------    -------

               Total interest income                                              1,061,401    184,160       -
                                                                                  ---------   --------    -------

Interest expense on deposits:
     Demand                                                                          26,066       -          -
     Savings                                                                         75,701       -          -
     Time                                                                           211,831       -          -
     Other                                                                               26     34,883      9,144
                                                                                  ---------   --------    -------

               Total interest expense                                               313,624     34,883      9,144
                                                                                  ---------   --------    -------

               Net interest income (expense)                                        747,777    149,277     (9,144)

Provision for loan losses                                                           134,000       -          -
                                                                                  ---------   --------    -------

               Net interest income (expense) after provision for loan losses        613,777    149,277     (9,144)
                                                                                  ---------   --------    -------

Other income                                                                         48,741       -          -
                                                                                  ---------   --------    -------
Other expenses:
     Salaries and employee benefits                                                 544,925    119,865     31,535
     Occupancy                                                                      167,716     16,448       -
     Other operating                                                                346,351    120,755     15,876
                                                                                  ---------   --------    -------

               Total other expenses                                               1,058,992    257,068     47,411
                                                                                  ---------   --------    -------
               Net loss                                                         $  (396,474)  (107,791)   (56,555)
                                                                                  =========   ========    =======
Net loss per share                                                              $      (.57)      (.15)      (.08)
                                                                                  =========   ========    =======

Weighted average number of shares outstanding                                       700,000    700,000    700,000
                                                                                  =========   ========    =======

See accompanying notes to consolidated financial statements.

                         GREATER ROME BANCSHARES, INC.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                   Unrealized
                                                                                    Gain on
                                                                                   Investment
                                                    Additional                     Securities
                                       Common         Paid-In      Accumulated     Available
                                       Stock          Capital        Deficit        for Sale      Total
                                      --------     ------------   -------------   ------------  ---------
Proceeds from the sale of
  organization shares                 $      1               49         -               -              50

Net loss                                  -                -         (56,555)           -         (56,555)
                                       -------       ----------     ---------         ------    ----------

Balance, December 31, 1994                   1               49      (56,555)           -         (56,505)

Redemption of organization
  shares                                    (1)             (49)        -               -             (50)

Issuance of 700,000 shares at $10
  $10 per share, net of offering
  costs of $62,883                       7,000        6,930,117         -               -       6,937,117

Net loss                                  -                -        (107,791)           -        (107,791)
                                       -------       ----------     ---------         ------    ----------

Balance, December 31, 1995               7,000        6,930,117     (164,346)           -       6,772,771

Change in unrealized gain
  on investment securities
  available for sale                      -                -            -              1,660        1,660

Net loss                                  -                -        (396,474)           -        (396,474)
                                       -------       ----------     ---------         ------    ----------

Balance December 31, 1996             $  7,000        6,930,117     (560,820)          1,660    6,377,957
                                       =======       ==========     =========         ======    ==========

See accompanying notes to consolidated financial statements.

                         GREATER ROME BANCSHARES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEAR ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                             1996            1995          1994
                                                                             ----            ----          ----
Cash flows from operating activities:
  Net loss                                                         $       (396,474)      (107,791)      (56,555)
  Adjustment to reconcile net loss to net cash
   used by operating activities:
     Depreciation, amortization and accretion                                59,725          4,961             -
     Provision for loan losses                                              134,000              -             -
     Change in:
       Interest receivable                                                 (192,803)             -             -
       Other assets                                                          (8,034)        (9,579)            -
       Interest payable                                                      38,574         (4,498)            -
       Other liabilities                                                    157,994         65,579        28,498
                                                                      --------------    -----------     ---------
          Net cash used by operating activities                             207,018        (51,328)      (28,057)
                                                                      --------------    -----------     ---------

Cash flows from investing activities:
  Proceeds from maturities and calls of securities
    available for sale                                                      500,000              -             -
  Purchases of securities available for sale                             (1,986,289)             -             -
  Purchase of securities held to maturity                                (3,748,672)    (1,000,000)            -
  Net increase in loans                                                 (13,229,601)             -             -
  Purchases of premises and equipment                                    (1,772,659)      (169,790)      (58,264)
  Organization cost                                                               -         (2,451)      (52,982)
  Deferred offering expense                                                       -         49,156       (49,156)
                                                                      --------------    -----------     ---------

          Net cash used by investing activities                         (20,237,221)    (1,123,085)     (160,402)
                                                                      --------------    -----------     ---------
Cash flows from financing activities:
  Net change in demand and savings deposits                               8,178,610              -             -
  Net change in time deposits                                            11,665,926              -             -
  Payment of note payable organizer                                               -       (150,739)            -
  Net change in lines of credit                                                   -       (195,820)      195,820
  Proceeds from the sale of common stock,
    net of offering cost                                                          -      6,937,117             -
  Proceeds from the sale (redemption) of
    organization shares                                                           -            (50)           50
                                                                      --------------    -----------     ---------
          Net cash provided by financing activities                      19,844,536      6,590,508       195,870
                                                                      --------------    -----------     ---------

Net change in cash and cash equivalents                                    (599,703)     5,416,095         7,411

Cash and cash equivalents at the beginning of year                        5,423,506          7,411             -
                                                                      --------------    -----------     ---------
Cash and cash equivalents at the end of the year                   $      4,823,803      5,423,506         7,411
                                                                      ==============    -----------     ---------

Supplementary disclosures of cash flow information:

  Cash paid during the year for:
   Interest                                                        $        275,050         39,529         4,498

Non cash investing and financing activities:
   Purchase of land, and related
     note payable to organizer                                     $              -              -       150,739

  Change in unrealized gain on securities available for sale       $          1,600              -             -

See accompanying notes to consolidated financial statements.

                         GREATER ROME BANCSHARES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Organization
     ------------
     Greater Rome Bancshares, Inc. (the "Company") is a bank holding company whose business is conducted by its wholly-owned bank subsidiary, Greater Rome Bank (the "Bank"). The Company is subject to regulation under the Bank Holding Company Act of 1956.

     The Bank is a commercial bank that serves Rome, Georgia, a community located approximately 50 miles north of metropolitan Atlanta, and surrounding Floyd County. The Bank is chartered and regulated by the State of Georgia Department of Banking and Finance and is insured and subject to regulation by the Federal Deposit Insurance Corporation.

     Operations of the Company for the period from inception (June 17, 1994) to February 26, 1996 related primarily to expenditures by the organizers for incorporating and organizing the Bank including raising capital and securing banking facilities. The Company was reported on as a developmental stage entity as of December 31, 1995.

     Basis of Presentation and Reclassification
     ------------------------------------------
     The 1996 consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. The 1995 and 1994 financial statements include the accounts of the Company only, as the Bank did not open for business until February 26, 1996. Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

     The accounting principles followed by Greater Rome Bancshares, Inc. and its subsidiary, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses and the valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

     Cash and Cash Equivalents
     -------------------------
     For presentation purposes in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.

     Investment Securities
     ---------------------
     The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for sale in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale. The Company's current investment policy prohibits trading activity.

     Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders' equity.

     Available for sale securities consist of investment securities not classified as trading securities or held to maturity securities and are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

     A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

     Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

                         GREATER ROME BANCSHARES, INC.

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
     Loans, Loan Fees and Interest Income
     ------------------------------------
     Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at the principal amount outstanding, net of the allowance for loan losses and any deferred fees or costs on originated loans. Interest on all loans is calculated principally by using the simple interest method on the daily balance of the principal amount outstanding.

     The Bank accounts for impaired loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure." A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Interest income from impaired loans is recognized using a cash basis method of accounting during the time within that period in which the loans were impaired.

     Allowance for Loan Losses
     -------------------------
     The Bank's provision for loan losses is based upon management's continuing review and evaluation of the loan portfolio and is intended to create an allowance adequate to absorb losses on loans outstanding as of the end of each reporting period. For individually significant loans, management's review consists of evaluations of the financial strength of the borrowers and the related collateral. The review of groups of loans, which are individually insignificant, is based upon delinquency status of the group, lending policies, and collection experience.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.


     Premises and Equipment
     ----------------------
     Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are charged to the asset accounts while maintenance and repairs that do not improve or extend the useful lives of the assets are expensed currently. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period.

     Depreciation expense is computed using the straight-line method over the following estimated useful lives:

          Buildings                               40 years
          Land improvements                       20 years
          Furniture, fixtures and equipment      3-7 years

     Income Taxes
     ------------
     Deferred tax assets and liabilities are recorded for the future tax consequences attributable to difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

     In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

                         GREATER ROME BANCSHARES, INC.

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
     Net Loss Per Share
     ------------------
     Net loss per share is based on the weighted average number of shares actually outstanding during each year. Stock options are considered to be common stock equivalents. These options are not included in the computation of net loss per share as the effect of inclusion is anti-dilutive.

(2)  INVESTMENT SECURITIES
     Investment securities held to maturity are summarized as follows:

                                                                 Gross          Gross          Estimated
                                                  Amortized    Unrealized     Unrealized         Fair
     AT DECEMBER 31, 1996:                          Cost         Gains          Losses          Value
                                                  ---------    ----------     ----------       ---------
          U.S. Government agencies               $ 4,748.925        6.011         32.781       4,722.155
                                                   ---------        -----         ------       ---------

                                                                 Gross          Gross          Estimated
                                                  Amortized    Unrealized     Unrealized         Fair
     AT DECEMBER 31, 1995:                          Cost         Gains          Losses          Value
                                                  ---------    ----------     ----------       ---------
          U.S. Government agencies               $ 1,000.000         -              -          1,000.000
                                                   ---------        -----         ------       ---------

     Investment securities available for sale are summarized as follows:

                                                                 Gross          Gross          Estimated
                                                  Amortized    Unrealized     Unrealized         Fair
     AT DECEMBER 31, 1996:                          Cost         Gains          Losses          Value
                                                  ---------    ----------     ----------       ---------
          U.S. Treasuries                        $ 1,238,125        4,296         3,280        1,239,141
          U.S. Government agencies                   249,590          644           -            250,234
                                                   ---------        -----         ------       ---------

                                                 $ 1,487,715        4,940         3,280        1,489,375
                                                   ---------        -----         ------       ---------

     The amortized cost and estimated fair value of investment securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities of certain securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                   Securities Available            Securities Held
                                                       for Sale                     to Maturity
                                                ------------------------        ---------------------

                                                Amortized      Estimated        Amortized   Estimated
                                                  Cost        Fair Value          Cost     Fair Value
                                                 ------       ----------         ------    ----------
     U.S. Treasuries
        1 to 5 years                         $ 1,238.125       1,239.141             -            -
                                               ---------       ---------      ---------     ---------

     U.S. Government agencies
        1 to 5 years                         $   249,590         250,234      4,748,925     4,722,155
                                               ---------       ---------      ---------     ---------

     Total securities:
        1 to 5 years                         $ 1,487.715       1,489.375      4,748.925     4,722.155
                                               ---------       ---------      ---------     ---------

     There were no sales of investment securities during 1996 and 1995.

                         GREATER ROME BANCSHARES, INC.

(3) LOANS
    Major classifications of loans at December 31, 1996 are presented below.

     Commercial                                 $   4,156,632
     Real estate - mortgage                         5,112,913
     Real estate - construction                       355,635
     Installment and other consumer                 3,656,887
                                                  -----------

            Total loans                            13,281,067

            Less: Allowance for loan losses           133,342
                  Unearned fees                        52,124
                                                  -----------

            Total net loans                     $  13,095,601
                                                  ===========

     The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Floyd County, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

     An analysis of the activity in the allowance for loan losses for the year ended December 31, 1996 is presented below:

      Balance at beginning of year              $       -
      Provision charged to operations               134,000
      Loans charged off                                (658)
                                                    -------

      Balance at end of year                    $   133,342
                                                    =======

(4)  PREMISES AND EQUIPMENT
     Premises and equipment at December 31, 1996 and 1995 are summarized as follows:


                                                    1996              1995
                                                    ----              ----
      Land                                 $       313,438           313,438
      Land improvements                            115,287             3,471
      Buildings and improvements                 1,254,155               -
      Furniture, fixtures and equipment            448,153            10,221
      Construction in progress                        -               51,663
                                               -----------         ---------

                                                 2,131,033           378,793

      Less: Accumulated depreciation                31,998             3,099
                                               -----------         ---------

                                           $     2,099,035           375,694
                                               ===========         =========

     Depreciation expense was $49,318 and $3,099 for the years ended December 31, 1996 and 1995, respectively. No depreciation expense was charged to operations in 1994.

                         GREATER ROME BANCSHARES, INC.

(5)  TIME DEPOSITS
     Time deposits exceeding $100,000 totaled $3,138,334 at December 31, 1996. Additionally, the scheduled maturities of time deposits as of December 31, 1996 are as follows:

          1997                                         $   11,403,878
          1998                                                221,915
          1999                                                 24,654
          2000                                                 15,479
                                                           ----------
                                                       $   11,665,926
                                                           ----------

(6)  INCOME TAXES
     At December 31, 1996, the Company had a Federal net operating loss carryforward and state net operating loss carryforward for tax purposes of approximately $297,000 and $493,000, respectively which will begin to expire in 2009 if not previously utilized. No income tax expense or benefit was recorded for the period ended December 31, 1996, 1995 or 1994 due to this loss carryforward.

     The following summarizes the sources and expected tax consequences of future deductions which comprise the net deferred taxes.

                                                                                      1996       1995
                                                                                      ----       ----
          Deferred tax assets:
           Deferred pre-opening expenses                                           $  71,574   43,212
           Allowance for loan losses                                                  40,795     -
           Premises and equipment                                                       -         982
           Operating loss carryforwards                                              112,669   16,593
           Other                                                                       8,483     -
                                                                                     -------   ------

             Total gross deferred tax assets                                         233,521   60,787

             Less valuation allowance                                               (217,295) (60,787)
                                                                                     -------   ------

             Net deferred tax assets                                                  16,226     -

          Deferred tax liability consisting of premises and equipment                (16,226)    -
                                                                                     -------   ------

             Net deferred taxes                                                    $    -        -
                                                                                     -------   ------

     The future tax consequences of the differences between the financial reporting and tax bases of the Company's assets and liabilities resulted in a net deferred tax asset. A valuation allowance was established for the net deferred tax asset, as the realization of these deferred tax assets is dependent on future taxable income.

(7)  STOCKHOLDERS' EQUITY
     Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory capital and retained net earnings in prior years. At December 31, 1996, the Bank could not pay the Company a dividend without obtaining prior regulatory approval.

     Shares of preferred stock may be issued from time to time in one or more series as may be established by resolution of the board of directors of the Company. Each resolution shall include the number of shares issued, preferences, dividend provisions, special rights and limitations as determined by the board.

                         GREATER ROME BANCSHARES, INC.

(8)  STOCK INCENTIVE PLAN
     The Company has a Stock Incentive Plan whereby 105,000 shares of common stock have been reserved for issuance pursuant to the plan, which may include options, stock appreciation rights, stock awards, dividend equivalent rights, performance unit awards, or phantom shares. During 1996, incentive stock options were granted to employee at exercise prices not less than fair market value at the date of grant. The options vest evenly over four and five year periods and are exercisable no later than ten years from the date of grant.

     A summary status of the Company's incentive stock plan as December 31, 1996, and changes during the year, is presented below:

                                                                   Weighted
                                                                   Average
                                                                   Exercise
                                                           Shares   Price
                                                           ------   -----
     Outstanding, beginning of Year                          -         -
     Granted during the year                               63,000  $ 10.00
                                                           ------    -----

     Outstanding, end of year                              63,000  $ 10.00
                                                           ======    =====

     Options exercisable at year end                       10,400  $ 10.00
                                                           ======    =====

     Weighted average fair value of options
       granted during the year                                     $  4.12
                                                                     =====

     SFAS No. 123, "Accounting for Stock-Based Compensation," became effective January 1, 1996. This statement encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period or ratably over the vesting period of the options. The Company has chosen not to adopt the cost recognition principles of this statement. No compensation expense has been recognized in 1996 related to the stock option plan. Had compensation cost been determined based upon the fair value of the options at the grant dates consistent with the method of the new statement, the Company's net earnings per share would have been reduced to the proforma amounts indicated below:

     Net loss                      As reported                   $  396,474
                                   Proforma                      $  439,322

     Loss per share                As reported                   $      .57
                                   Proforma                      $      .63

     The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 1996: no dividend yield, a risk free interest rate of 6% and an expected life of 10 years.

     On January 9, 1997 the Board of Directors of the Company granted options to purchase shares of common stock in the Company to the non-employee directors of the Company and the Bank subject to the approval by shareholders at the 1997 annual meeting. Each of the ten non-employee directors was awarded an option to purchase 3,500 shares at an exercise price not less than fair market value at the date of grant. The options vest evenly over a four year period and are exerciseable no later than years from the date of Grant.

(9)  DEFINED CONTRIBUTION PLAN
     The Company adopted a 401(K) profit sharing plan, effective January 1, 1997, covering substantially all employees subject to certain minimum age and service requirements. Employer contributions to the plan are determined annually by the Board of Directors.

                         GREATER ROME BANCSHARES, INC.

(10) RELATED PARTY TRANSACTIONS

     At December 31, 1996, deposits from directors, executive officers and their related interests aggregated approximately $3,622,000. These deposits were taken in the normal course of business at market interest rates.

     The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Bank that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans and deposits to other persons.

     The following table summarizes related party loan activity during 1996:

          Beginning balance                            $    -
          New Loans                                      678.233
          Repayments                                    (370,192)
                                                         -------

          Ending balance                               $ 308,041
                                                         =======

(11) REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are also presented below. Consolidated amounts do not materially differ from Bank - only capital amounts and ratios:

                                                                                                        To Be Well
                                                                                                     Capitalized Under
                                                                            For Capital              Prompt Corrective
                                                       Actual           Adequacy  Purposes           Action Provisions
                                                -------------------     -------------------          -----------------
                                                Amount        Ratio      Amount       Ratio          Amount      Ratio
                                                ------        -----      ------       -----          ------      -----
        AS OF DECEMBER 31, 1996:
         Total Capital
           (to Risk Weighted Assets)         $ 6,176,572      39.32%   $ 1,256,800     8.00%    $ 1,571,000     10.00%
          Tier 1 Capital
           (to Risk Weighted Assets)         $ 6,043,230      38.47%   $   628,400     4.00%    $   942,600      6.00%
          Tier 1 Capital
           (to Average Assets)               $ 6,043,230      41.46%   $   583,022     4.00%    $   782,777      5.00%

     As a condition to the Bank's charter approval, the Georgia Department of Banking and Finance has also required that the Bank maintain a ratio of equity capital to adjusted assets of not less than 8% during the first three years of the Bank's operation and that the Bank not declare dividends to the Company until the Bank is cumulatively profitable.

                         GREATER ROME BANCSHARES, INC.

(12) COMMITMENTS

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated balance sheets. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     In most cases, the Bank requires collateral or other security to support financial instruments with credit risk.

     The following summarizes commitments as of December 31, 1996. There were no commitments at December 31, 1995.

                                                            Approximate
                                                              Contract
                                                              Amount
                                                           ------------
          Financial instruments whose contract
            amounts represent credit risk:
              Commitments to extend credit               $   1,111,000
              Standby letters of credit                  $      25,000

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit or personal property.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

(13) SUPPLEMENTAL FINANCIAL DATA

     Components of other operating expenses in excess of 1% of total interest and other income for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                                      1996         1995          1994
                                                      ----         ----          ----
     Professional Fees                            $ 55,098       68,207         6,202
     Advertising and marketing                    $ 64,861        9,346           848
     Processing Fees                              $ 71,417        1,021            -
     Supplies                                     $ 43,819       10,748           640
     Telecommunications                           $ 11,972        5,086           796
     Automobile expenses                          $ 17,280        1,799         3,805

                         GREATER ROME BANCSHARES,INC.

(14) GREATER ROME BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                                Balance Sheets

                          December 31, 1996 and 1995

                                                              Assets
                                                              ------

                                                                                    1996               1995
                                                                                    ----               ----
     Cash and cash equivalents                                             $     286,582            333,506
     Investment in Bank                                                        6,063,451          6,464,382
     Other assets                                                                 27,924             35,372
                                                                               ---------          ---------

                                                                           $   6,377,957          6,833,260
                                                                               =========          =========

                                               Liabilities and Stockholders' Equity
                                               ------------------------------------

     Other liabilities                                                     $        -                60,489
     Stockholders' equity                                                      6,377,957          6,772,771
                                                                               ---------          ---------

                                                                           $   6,377,957          6,833,260
                                                                               =========          =========

                           Statements of Operations

               For the Years Ended December 31, 1996, 1995, 1994

                                                                        1996             1995         1994
                                                                        ----             ----         ----
     Interest income                                              $   15,742          147,703          -
     Interest expense                                                   -             (34,883)      (9,144)
                                                                     -------          -------      -------

          Net interest income (expense)                               15,742          112,820       (9,144)
                                                                     -------          -------      -------

     Other expenses:
        Salaries and employee benefits                                  -              69,863       31,535
        Occupancy                                                        305           12,696         -
        Other operating                                                9,319          102,435       15,876
                                                                     -------          -------      -------

          Total expenses                                               9,624          184,994       47,411
                                                                     -------          -------      -------

          Earnings (losses) before equity in
           undistributed losses of Bank                                6,118          (72,174)     (56,555)

     Equity in undistributed losses of Bank                         (402,592)         (35,617)        -
                                                                     -------          -------      -------

          Net loss                                                $ (396,474)        (107,791)     (56,555)
                                                                     ========         =======       ======

                         GREATER ROME BANCSHARES,INC.

(14) GREATER ROME BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION, CONTINUED

                           Statements of Cash Flows

             For the Years Ended December 31, 1996, 1995 and 1994

                                                                                1996                  1995            1994
                                                                                ----                  ----            ----
      Cash flows from operating activities:
       Net loss                                                            $    (396,474)           (107,791)      (56,555)
       Adjustments to reconcile net loss to net
         cash used in operating activities:
          Equity in undistributed losses of Bank                                 402,591              35,618             -
          Depreciation and amortization                                            7,448               3,805             -
          Other                                                                  (60,489)             31,991        28,498
                                                                               ----------       -------------    ----------

               Net cash used in operating activities                             (46,924)            (36,377)      (28,057)
                                                                               ----------       -------------    ----------
     Cash flows from investing activities:
       Infusion of capital into Bank                                                   -          (6,500,000)            -
       Purchases of premises and equipment                                             -                   -       (58,264)
       Transfer of premises and equipment to Bank                                      -             207,058             -
       Organization costs                                                              -                   -       (52,982)
       Transfer of organization cost to Bank                                           -              15,750             -
       Deferred offering expenses                                                      -              49,156       (49,156)
                                                                               ----------       -------------    ----------

               Net cash used in investing activities                                   -          (6,228,036)     (160,402)
                                                                               ----------       -------------    ----------

     Cash flows from financing activities:
       Payment of note payable - organizer                                             -            (150,739)            -
       Net change in lines of credit                                                   -            (195,820)      195,820
       Proceeds from the sale of common stock,
         net of offerings costs                                                        -           6,937,117             -
       Proceeds from the sale (redemption) of
         organization shares                                                           -                 (50)           50
                                                                               ----------       -------------    ----------

               Net cash provided by financing activities                               -           6,590,508       195,870
                                                                               ----------       -------------    ----------

     Net change in cash and cash equivalents                                     (46,924)            326,095         7,411
     Cash and cash equivalents at beginning of period                            333,506               7,411             -
                                                                               ----------       -------------    ----------

     Cash and cash equivalents at end of period                            $     286,582             333,506         7,411
                                                                               ==========       =============    ==========

           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Articles of Incorporation authorize it to issue up to 10,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), of which 700,000 shares have been issued. The Company has not declared or paid any dividends. All shares of the Company's Common Stock are entitled to share equally in dividends from funds legally available therefor, when, as and if declared by the Company's board of directors. The Company does not plan to declare any dividends in the immediate future. The source of funds for the payment of dividends by the Company is the payment of dividends by the Bank to the Company. A condition to the approval by the Georgia Department of Banking and Finance (the "DBF") of the Bank's charter application and the Company's application for approval to become a bank holding company is that the Bank will not pay any dividends without the DBF's prior approval until the Bank has made a cumulative profit.

There is currently no market for the Common Stock and there are no present plans for the Company's Common Stock to be traded on any stock exchange or in the over the counter market. As a result, investors who need or wish to dispose of all or part of their Common Stock may be unable to do so except in private, directly negotiated sales. The Company has approximately 686 shareholders. The Company has not had any unregistered sales of equity securities since its organization (June 17, 1994).

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

The Company was organized on June 17, 1994 (the "Inception Date"). From the Inception Date to September 30, 1995, the Company's principal activities related to its organization, the conducting of its initial public offering, the pursuit of approvals from the DBF and FDIC of its application to charter the Bank, and the pursuit of approvals from the Federal Reserve Board for the Company to acquire control of the Bank.

On September 30, 1995, the Company completed its offering of shares of the Company's Common Stock by receiving subscriber deposits for 700,000 shares, the maximum number authorized to be sold, at $10.00 per share. Deferred offering expenses which reduced Paid-in capital totaled $62,883. The Company was capitalized with $7,000 of Common stock, par value $.01 per share and $6,930,117 of Paid-in capital on November 17, 1995. On that date, the Company invested $6,500,000 in exchange for 650,000 shares of Common stock of the Bank, and the Bank was capitalized with $3,250,000 in Common stock, par value $5.00 per share, $2,750,000 Paid-in capital and a Reserve for initial operating losses of $500,000, as required by the DBF.

On February 26, 1996, the Bank commenced operations after receiving all regulatory approvals and insurance on its deposits from the FDIC.

USE OF PROCEEDS

The following table sets forth the use of the net proceeds of the Offering as was described in the Supplement to the Company's Registration Statement dated April 6, 1995, and compares it to the actual use as of December 31, 1996.

USE OF PROCEEDS BY THE COMPANY

                                                  Amount Under           Maximum              Actual
                                                  DBF Condition          Offering          Proceeds Use
                                                  -------------        ------------        -------------
Net Proceeds from Offering                        $6,500,000           $6,880,000          $6,937,117  (a)
Investment in Stock of the Bank                   (6,500,000)          (6,500,000)         (6,500,000)
Remaining Proceeds                                       --               380,000             437,117
Reimbursement of the Company for Amounts
     Advanced by the Company to the Bank
     to Pay Organizational and Pre-opening
     expenses of the Bank                                --               205,000             378,186  (b)
Repayment of Advances under Line of
     Credit and Loans to Company                         --               (50,000)           (687,527) (c)
                                                                          -------             -------
Remaining working capital retained by the
     Company                                             --               535,000             127,776  (d)
                                                                          =======             =======

____________________
(a) The Company sold the maximum allowable number of shares, 700,000 shares, which produced gross proceeds of $7,000,000. This was a non-underwritten public offering and the offering expenses were $62,883. The original estimates of offering expenses ($120,000) included amounts for possible underwriting discounts and commissions.

(b) The expected reimbursement of the Company by the Bank includes $63,012 in organizational and pre-opening expenses of the Bank plus $315,174 for the Bank site, site preparation and improvements. The Registration Statement estimated organizational and pre-opening expenses of the Bank, which were expected to be paid by the Company, at $205,000. The actual amount was $141,988 higher because the Offering took longer than expected. Salaries and benefits which were originally planned to be devoted to preopening bank activities were, in fact, committed towards the effort of selling the stock to form the Company. The Offering was originally scheduled to be completed by February 28, 1995 and was actually completed on September 30, 1995.

The Bank site and site preparation as described in the Company's Registration Statement was to be initially funded by the Bank. Instead, the Company purchased and improved the site prior to the completion of the Offering, since the offering time frame had become extended. When the Company acquired the Bank's Common Stock, the Bank purchased the improved site at the Company's book value in the improved land of $315,174.

(c) The amount of the repayment of advances under the Line of Credit and Loans by Organizers to the Company is significantly higher than stated in the Registration Statement due to the extended time frame of the Offering and the purchase of the Bank site and improvements by the Company prior to capitalization of the Bank. The working capital line of $400,000 was used to fund operating costs, primarily salaries, benefits and offering expenses. On November 17, 1995, this line which had an outstanding balance of $355,500 was repaid. The Company had a note payable to a local bank for $332,027 which was used to pay off the $150,739 note from an organizer to purchase the Bank site and to fund the improvements to the Bank site. The Company repaid this note when the Bank was capitalized and had purchased the Bank site from the Company.

(d) The remaining proceeds have been used to provide working capital for the Company and may be used to provide additional capital to the Bank in the future, if necessary. This amount is less than that projected under the maximum offering assumption in the Registration Statement primarily due to the extended time frame to complete the Offering and the associated costs.

USE OF PROCEEDS BY THE BANK

                                                            As Described                     Actual
                                                            In the Offering               Proceeds Use
                                                            ---------------               ------------
Investment by the Company in the Bank's Common Stock        $6,500,000                    $6,500,000
Reimbursement of the Company for Amounts Advanced
    by the Company to Pay Organizational and Pre-
    opening Expenses of the Bank:
           Purchase of Bank Site & Site Preparation           (253,000)                     (315,174) (e)
           For organizational & other expenses                (205,000)                      (63,012) (f)
                                                               -------                       -------
                  Total Reimbursed                            (458,000)                     (378,186)
                                                               -------                       -------
Furniture, fixtures & equipment                               (278,000)                     (448,153) (g)
Construction of Bank's Permanent Facility                   (1,200,000)                    (1,254155) (h)
Bank Site Improvements                                                                      (113,551) (i)
                                                             ---------                     ---------
Remainder                                                   $4,564,000                    $4,305,955
                                                             =========                     =========

___________________

(e) The actual cost of the Bank site improvements was higher than expected, due primarily to grading and drainage work.

(f)  See note (b), above.

(g) Initial plans for office furniture and fixtures were based on estimates made in 1994. These estimates were developed under the assumption that the Bank would not open until the Bank building was finished, and therefore would open with minimal staff and equipment requirements. Instead, the Bank has began operations on February 26, 1996 in temporary facilities with rented furniture. When the Building was completed in October 1996, the Bank had completed almost eight months of operations and needed additional furniture and equipment to support a growing staff and operations. As of September 30, 1996, earning assets had reached $16.5 million, exceeding budget by $1 million.

(h) The construction of the building cost $1,137,000 and architectural fees exceeded $110,000 for design work and construction supervision and follow-up.

(i) Site improvement costs included the construction of a deceleration lane on Martha Berry Blvd. in front of the Bank and additional grading and storm sewer work for drainage of the site. The deceleration lane was required by the Georgia Department of Transportation and the storm sewer work was required by the city. These expenses were not anticipated in the initial proposal.

FINANCIAL CONDITION

At December 31, 1996, the Company had concluded ten months of banking operations with $26,508,641 in total assets as compared to $6,862,351 at the end of 1995

At year end total deposits had grown to $19,844,536 and total loans had grown to $13,095,601. The Bank's loan to deposit ratio at year end was 66.9%, but during the year had reached as high as 84%. Management's long term target for this ratio is 75%, but given the Bank's strong capital position and available liquidity, the Bank's net interest margin is benefited by higher loan to deposit ratios.

CAPITAL

At December 31, 1996, the Bank's capital position was well in excess of FDIC guidelines to meet the definition of "well capitalized". Based on the level of the Bank's risk weighted assets at year end, the Bank had $4.6 million more capital than necessary to satisfy the "well-capitalized" criteria. The Bank's capital adequacy is monitored quarterly by the Bank's Asset/Liability Committee, as asset and liability growth, mix and pricing strategies are developed.

LIQUIDITY

The Bank's internal and external liquidity resources are considered by management to be adequate to handle expected growth and normal cash flow demands from existing deposits and loans. At December 31, 1996, the securities held to maturity had grown from $1,000,000 to $4,748,925 and securities available for sale were $1,489,375. Federal funds sold were $4,058,912, down from $5,410,000 at the end of the prior year.


Net deposit growth and federal funds sold provide the primary liquidity resource for loan disbursements and Bank working capital. If deposit growth were to diminish or temporarily cease, the Bank would fund loan and working capital demands in the short term with Federal funds purchase lines of credit which have been established at each of its correspondent banks. These lines total $3,000,000, are unsecured and may be revoked at any time by the correspondent banks. In addition to these unsecured lines, the Bank has established master repurchase agreements with its correspondent banks under which the Bank's investment securities may be temporarily pledged to raise funds for longer terms. Under these repurchase agreements, margin requirements tend to be less than 10% of the current market value of the underlying security and the borrowing rate tends to have a spread of between 25 and 50 points over the comparable U.S. Treasury rate. The repurchase agreements allow the Bank to raise funds out of its total securities portfolio ($5.5 million at year end) without being forced to sell the securities.

Given the potential need to use its securities to raise liquidity, the Bank's current investment practices limit securities to final maturities not exceeding five years from date of purchase settlement and to U.S. Treasuries and triple A rated government agency securities. In early 1997, the Bank will apply to the Federal Home Loan Bank of Atlanta ("FHLBA") for membership. FHLBA membership will provide an additional source of liquidity through FHLBA credit programs which can provide term funding for up to 10 years and in certain qualified program up to 20 years. The Bank's first mortgage loans would be used as collateral for such financings.

Despite the anticipated losses in the first years of operations, the Company expects earnings from loans and investments and other banking services as well as steady deposit growth to provide sufficient liquidity for both the short and long term. The Bank intends to manage its loan growth such that deposit flows will provide the primary funding for all loans as well as cash reserves for working capital and short to intermediate term marketable investments.

RESULTS OF OPERATIONS

The Company had a net loss of $396,474 ($0.57 per share) for 1996 as compared to a net loss of $107,791 ($0.15 per share) for 1995.

The 1995 losses resulted from expenses incurred in connection with activities related to the organization of the Company and the Bank. These activities included (without limitation) the preparation and filing of an application with the DBF and the FDIC to charter the Bank, the preparation and filing of an application with the Federal Reserve Board for approval for the Company to acquire the Bank, responding to questions and providing additional information to the DBF, the FDIC and the Federal Reserve Board in connection with the application process, the selling of the Company's Common Stock in the Offering, meetings and discussions among various organizers regarding application information, target markets, and capitalization issues, and planning and organizing for the opening of the Bank. Because the Company was in the organizational stage through the end of 1995, it had no operations from which to generate revenues, and its only source of revenues, which amounted to $184,160, were associated with the short term investment of the funds provided by the subscribers' deposits which subsequently formed the Company's capital.

The 1996 loss included the first ten months of operations of the Bank. Interest income from loans and investments, including loan fees of $33,163, was $1,061,401, representing a yield of 7.66% on average earning assets of $13,864,520. Interest expense was $313,624, representing a cost of 4.45% on average interest bearing liabilities of $7,048,375. Net interest income was $747,777, producing a net yield of 5.39% on average earning assets.

The provision for loan losses in 1996 was $134,000. Total loan charge-offs were $658 and were related to the Bank's consumer loan portfolio. At December 31, 1996, the Bank had no loans past due 90 days or more and had one non-accrual loan totaling $1,781. The allowance for loan losses at year end was $133,342, representing 1.00% of total loans.

Management takes a number of factors into consideration when determining the additions to be made to the loan loss allowance. Since the Bank is approaching the end of its first year of operations, it does not have a sufficient history of portfolio performance on which to base additions. Accordingly, additions to the reserve are primarily based on achieving a targeted ratio of the allowance for loan losses to total loans of 1.50% by the end of 1997. This target is based on national peer group ratios and Georgia ratios which reflect average ratios of 0.99% (national peer) and 1.50% (Georgia). The Georgia data includes more mature banks and management feels that, absent any meaningful historical data on the Bank's loan portfolio, 1.50% is a more conservative target. Under this methodology, charge-offs will increase the amount of additions to the allowance and recoveries will reduce additions.

In addition, management performs an on-going loan review process. All new loans are risk rated under loan policy guidelines. On a monthly basis, the composite risk ratings are evaluated in a model which assesses the adequacy of the current allowance for loan losses, and this evaluation is presented to the Board of Directors each month. On a weekly basis, loan reviews are performed on new loans and presented in the officers weekly loan meeting. Large loans are reviewed periodically. Risk ratings may be changed if it appears that new loans may not have received the proper initial grading or, if on existing loans, credit conditions have improved or worsened.

As the Bank matures, the additions to the loan loss allowance will be based more on historical performance, the detailed loan review and allowance adequacy evaluation.

The Bank's policy is to place loans on nonaccrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful. Any loan which becomes 90 days past due as to principal or interest is automatically placed on nonaccrual.

Non-interest income in 1996 was $48,741. This consisted primarily of service charges on deposit accounts which were $26,256 and credit life and disability insurance premium income which was $13,664. Service charges on deposit accounts are evaluated annually against service charges from other banks in the local market and against the Bank's own cost structure in providing the deposit services. This income should grow with the growth in the Bank's demand deposit account base. The credit life and disability insurance premium income is sold primarily on consumer installment debt and should grow with the growth in the Bank's consumer loan portfolio.

Non-interest expenses grew to $1,058,992 in 1996 as compared to $257,068 in 1995. The expenses in 1995, as mentioned earlier, were primarily related to pre-opening activities while expenses in 1996 included 10 months of Bank operations. Salaries and benefits were $544,925 in 1996 as compared to $119,865 in 1995. Until September 1995, the Company had only two employees. In February 1996, the Bank opened with 14 employees and at year end had 18 full-time equivalent employees. Occupancy costs were $167,716 in 1996 as compared to $16,448 in 1995. Occupancy costs were up in 1996 with operations occurring in two mobile office units (approximately 2,600 square feet) while the permanent bank building was under construction. In 1995, one mobile office unit (approximately 600 square feet) was used for organizational and preopening efforts. Other operating expenses were $346,351 in 1996 as compared to $120,755 in 1995. The current year included many expenses necessary to run a bank which were not necessary in 1995, such as data processing services, business development and marketing expenses, professional fees, postage and communications costs.

INTEREST RATE SENSITIVITY

Improvement in earnings of the Company are dependent upon continued earning asset growth, good asset quality and a relatively stable economic environment. Management feels it is reasonable for the Bank to continue to experience steady earning asset growth as long as interest rates remain relatively stable. The Bank is asset sensitive (meaning that rising rates tend to be beneficial) in the near and long term and is liability sensitive at the one year time horizon (meaning that falling rates tend to be beneficial) to the Bank's net interest margin. If interest rates were to rise in excess of 200 basis points, the Bank could experience improved earnings in the near term, but such a rate increase might significantly reduce the demand for loans in the Bank's local market, thus diminishing the prospects for improved earnings. If interest rates were to fall in excess of 200 basis points, the Bank could experience a short term decline in net interest margin and may even have difficulty retaining maturing certificates of deposit without having to pay above market rates.

                    DIRECTORS OF                                         DIRECTORS OF
           GREATER ROME BANCSHARES, INC.                             GREATER ROME BANK

Thomas D. Caldwell, III                              Thomas D. Caldwell, III
Chairman of the Board                                Chairman of the Board
President and Chief Executive Officer                President and Chief Executive Officer

Bradford Lee Riddle                                  Bradford Lee Riddle
Vice Chairman of the Board                           Vice Chairman of the Board
President and Director of  Riddle, Inc.              President and Director of  Riddle, Inc.
(Office Supplies)                                    (Office Supplies)

Robert L. Berry                                      Robert L. Berry
Corporate Secretary                                  Partner of  Brinson, Askew, Berry, Seigler,
Partner of  Brinson, Askew, Berry, Seigler,          Richardson & Davis
Richardson & Davis                                   (attorneys)
(attorneys)

Frank A. Brown, Jr.                                  Frank A. Brown, Jr.
Chairman of the Board and President of               Chairman of the Board and President of
Cooper, Brown & Currie, Inc.                         Cooper, Brown & Currie, Inc.
(insurance agency)                                   (insurance agency)

Gene G. Davidson, M.D.                               Gene G. Davidson, M.D.
President of Northwest Georgia Internal Medicine     President of Northwest Georgia Internal Medicine
Associates, P.C.                                     Associates, P.C.

Henry Haskell Perry                                  Henry Haskell Perry
CEO of North Georgia Equipment Co.                   CEO of North Georgia Equipment Co.
(Heating and air contractor)                         (Heating and air contractor)

M. Wayne Robinson                                    M. Wayne Robinson
President of M. Wayne Robinson Builder               President of M. Wayne Robinson Builder
Developer, Inc.                                      Developer, Inc.

Dale G. Smith                                        Dale G. Smith
Financial Manager                                    Financial Manager

Paul E. Smith                                        Paul E. Smith
Representative, District 12, Georgia Legislature     Representative, District 12, Georgia Legislature

W. Fred Talley                                       W. Fred Talley
President, Fred Talley's Parkview Chapel             President, Fred Talley's Parkview Chapel
Funeral  Home                                        Funeral Home

Martha B. Walstad                                    Martha B. Walstad
Real Estate Agent                                    Real Estate Agent


            EXECUTIVE OFFICERS OF                       EXECUTIVE OFFICERS OF
        GREATER ROME BANCSHARES, INC.                     GREATER ROME BANK

Thomas D. Caldwell, III                        Thomas D. Caldwell, III
Chairman of the Board                          Chairman of the Board
President and Chief Executive Officer          President and Chief Executive Officer

Bradford Lee Riddle                            Bradford Lee Riddle
Vice Chairman of the Board                     Vice Chairman of the Board
President and Director of  Riddle, Inc.        President and Director of  Riddle, Inc.
(Office Supplies)                              (Office Supplies)
                                               E. Grey Winstead, III
Robert L. Berry                                Senior Vice President
Corporate Secretary                            Chief Financial Officer
Partner of  Brinson, Askew, Berry, Seigler,    Corporate Secretary
Richardson & Davis
(attorneys)
                                               John W. Branam
                                               Vice President
                                               Chief Credit Officer
                                               Senior Loan Officer

Shareholders may obtain, without charge, a copy of Greater Rome Bancshares, Inc. 1996 Annual Report to the Securities and Exchange Commission on Form 10-KSB. Written requests should be addressed to: Robert L. Berry, Corporate Secretary, Greater Rome Bancshares, Inc., P.O. Box 5271, Rome, Georgia 30162-5271.