Form 10KSB40, Exhibit 13
period 1997-12-31
GREATER ROME BANCSHARES INC
filed 1998-03-26
CIK 928484

                          GREATER ROME BANCSHARES, INC.
                                 AND SUBSIDIARY

                        Consolidated Financial Statements

                        December 31, 1997, 1996 and 1995

                 (with Independent Accountants' Report thereon)

                [LOGO OF PORTER KEADLE MOORE, LLP APPEARS HERE]

                           Porter Keadle Moore, LLP
                           ------------------------


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS







To the Board of Directors and Stockholders
Greater Rome Bancshares, Inc.
Rome, Georgia


We have audited the accompanying consolidated balance sheets of Greater Rome Bancshares, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greater Rome Bancshares, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                    /s/ Porter Keadle Moore, LLP

Atlanta, Georgia
January 23, 1998

                         GREATER ROME BANCSHARES, INC.

                          Consolidated Balance Sheets

                          December 31, 1997 and 1996


                                    Assets
                                    ------
                                                         1997           1996
                                                         ----           ----
Cash and due from banks                             $  1,530,896        764,891
Federal funds sold                                     1,433,528      4,058,912
                                                      ----------     ----------

      Cash and cash equivalents                        2,964,424      4,823,803

Securities available for sale                          2,690,808      1,489,375
Securities held to maturity                            6,325,869      4,748,925
Loans, net                                            29,722,423     13,095,601
Premises and equipment, net                            2,271,350      2,099,035
Accrued interest receivable                              356,295        192,802
Other assets                                             365,408         59,100
                                                      ----------     ----------

                                                    $ 44,696,577     26,508,641
                                                      ==========     ==========

                     Liabilities and Stockholders' Equity
                     ------------------------------------

Deposits:
  Demand                                            $  4,414,480      3,006,709
  Interest - bearing demand                            2,987,988      1,692,466
  Savings                                              4,780,996      3,479,435
  Time                                                15,799,484      8,481,592
  Time, over $100,000                                  5,583,231      3,184,334
                                                      ----------     ----------

    Total deposits                                    33,566,179     19,844,536

Federal Home Loan Bank borrowings                      4,000,000          --
Securities sold under repurchase agreement               500,000          --
Accrued interest payable                                  76,586         38,515
Other liabilities                                        130,787        247,633
                                                      ----------     ----------

      Total liabilities                               38,273,552     20,130,684
                                                      ----------     ----------

Commitments (note 13)

Stockholders' equity:
  Preferred stock, par value $1.00 per share;
    100,000 shares authorized; no shares
    issued or outstanding                                  --             --
  Common stock, par value $.01 per share;
    10,000,000 shares authorized; 700,000
    shares issued and outstanding                          7,000          7,000
  Additional paid-in capital                           6,930,117      6,930,117
  Accumulated deficit                                   (518,877)      (560,820)
  Unrealized gain on securities available for sale         4,785          1,660
                                                      ----------     ----------

      Total stockholders' equity                       6,423,025      6,377,957
                                                      ----------     ----------

                                                    $ 44,696,577     26,508,641
                                                      ==========     ==========

See accompanying notes to consolidated financial statements.

                         GREATER ROME BANCSHARES, INC.

                     Consolidated Statements of Operations

             For the Years Ended December 31, 1997, 1996 and 1995


                                                                                       1997          1996           1995
                                                                                       ----          ----           ----
Interest income:
    Interest and fees on loans                                                    $ 2,255,079       605,126          --
    Interest on federal funds sold and deposits with other banks                      100,499       175,449        184,160
    Interest and dividends on investments                                             482,641       280,826          --
                                                                                    ---------     ---------        -------

            Total interest income                                                   2,838,219     1,061,401        184,160
                                                                                    ---------     ---------        -------

Interest expense:
    Interest bearing demand deposits                                                   55,224        26,066          --
    Savings deposits                                                                  160,563        75,701          --
    Time deposits                                                                     963,689       211,831          --
    Other                                                                              79,841            26         34,883
                                                                                    ---------     ---------        -------

         Total interest expense                                                     1,259,317       313,624         34,883
                                                                                    ---------     ---------        -------

         Net interest income                                                        1,578,902       747,777        149,277

Provision for loan losses                                                             433,694       134,000          --
                                                                                    ---------     ---------        -------

         Net interest income after provision for loan losses                        1,145,208       613,777        149,277
                                                                                    ---------     ---------        -------

Other income:
    Service charges                                                                    97,380        26,254          --
    Other                                                                              61,484        22,487          --
                                                                                    ---------     ---------        -------

         Total other income                                                           158,864        48,741          --
                                                                                    ---------     ---------        -------

Other expenses:
      Salaries and employee benefits                                                  834,413       544,925        119,865
      Occupancy                                                                       255,629       167,716         16,448
      Other operating                                                                 420,370       346,351        120,755
                                                                                    ---------     ---------        -------

         Total other expenses                                                       1,510,412     1,058,992        257,068
                                                                                    ---------     ---------        -------

         Loss before income taxes                                                    (206,340)     (396,474)      (107,791)
                                                                                    ---------     ---------        -------

Income tax benefit                                                                    248,283         --             --
                                                                                    ---------     ---------        -------

         Net earnings (loss)                                                      $    41,943      (396,474)      (107,791)
                                                                                    =========     =========        =======

Net earnings (loss) per share                                                     $       .06          (.57)          (.15)
                                                                                    =========     =========        =======

Diluted net earnings (loss) per share                                             $       .06          (.57)          (.15)
                                                                                    =========     =========        =======


See accompanying notes to consolidated financial statements.

                         GREATER ROME BANCSHARES, INC.

          Consolidated Statements of Changes in Stockholders' Equity

             For the Years Ended December 31, 1997, 1996 and 1995


                                                                                                        Unrealized
                                                                                                         Gain on
                                                                                                        Investment
                                                                  Additional                            Securities
                                                   Common          Paid-In           Accumulated        Available
                                                    Stock          Capital             Deficit           for Sale            Total
                                                   ------         ----------         -----------        ----------           -----
Balance, December 31, 1994                             1                 49            (56,555)              --             (56,505)


Redemption of organization
shares                                                (1)               (49)              --                 --                 (50)


Issuance of 700,000 shares at
  $10 per share, net of offering
  costs of $62,883                                 7,000          6,930,117               --                 --           6,937,117

Net loss                                            --                 --             (107,791)              --            (107,791)
                                                   -----          ---------           --------              -----         ---------

Balance, December 31, 1995                         7,000          6,930,117           (164,346)              --           6,772,771

Change in unrealized gain
  on investment securities
  available for sale                                --                 --                 --                1,660             1,660

Net loss                                            --                 --             (396,474)              --            (396,474)
                                                   -----          ---------           --------              -----         ---------

Balance December 31, 1996                          7,000          6,930,117           (560,820)             1,660         6,377,957

Change in unrealized gain
  on investment securities                          --                 --                 --                3,125             3,125
  available for sale

Net earnings                                        --                 --               41,943               --              41,943
                                                   -----          ---------           --------              -----         ---------

Balance, December 31, 1997                         7,000          6,930,117           (518,877)             4,785         6,423,025
                                                   =====          =========           ========              =====         =========


See accompanying notes to consolidated financial statements.

                         GREATER ROME BANCSHARES, INC.

                     Consolidated Statements of Cash Flows

             For the Years Ended December 31, 1997, 1996 and 1995


                                                                                    1997                1996                1995
                                                                                    ----                ----                ----
Cash flows from operating activities:
  Net earnings (loss)                                                          $     41,943            (396,474)           (107,791)

  Adjustments to reconcile net earnings (loss) to net cash
    used by operating activities:
      Depreciation, amortization and accretion                                      147,050              59,725               4,961
      Provision for loan losses                                                     433,694             134,000                --
      Provision for deferred income taxes                                          (248,283)              --                   --
      Change in:
        Interest receivable                                                        (163,493)           (192,803)               --
        Other assets                                                                (65,471)             (8,034)             (9,579)
        Interest payable                                                             38,071              38,574              (4,498)
        Other liabilities                                                          (116,846)            157,994              65,579
                                                                                ===========         ===========          ==========
          Net cash used by operating activities                                      66,665            (207,018)            (51,328)
                                                                                -----------         -----------          ----------
Cash flows from investing activities:
  Proceeds from maturities and calls of securities
    available for sale                                                              249,709             500,000                --
  Proceeds from maturities and calls of securities
    held to maturity                                                                801,890                --                  --
  Purchases of securities available for sale                                     (1,442,653)         (1,986,289)               --
  Purchases of securities held to maturity                                       (2,377,684)         (3,748,672)         (1,000,000)
  Net increase in loans                                                         (17,060,516)        (13,229,601)               --
  Purchases of premises and equipment                                              (318,433)         (1,772,659)           (169,790)
  Organization cost                                                                    --                  --                (2,451)
  Deferred offering expense                                                            --                  --                49,156
                                                                                ===========         ===========          ==========

          Net cash used by investing activities                                 (20,147,687)        (20,237,221)         (1,123,085)
                                                                                -----------         -----------          ----------
Cash flows from financing activities:
  Net change in demand and savings deposits                                       4,004,854           8,178,610                --
  Net change in time deposits                                                     9,716,789          11,665,926                --
  Federal Home Loan Bank advances                                                 4,000,000                --                  --
  Securities sold under repurchase agreements                                       500,000                --                  --
  Payment of note payable to organizer                                                 --                  --              (150,739)
  Net change in lines of credit                                                        --                  --              (195,820)

  Proceeds from the sale of common stock,
    net of offering costs                                                              --                  --             6,937,117
  Redemption of organization shares                                                    --                  --                   (50)
                                                                                -----------         -----------          ----------

          Net cash  provided by financing activities                             18,221,643          19,844,536           6,590,508
                                                                                -----------         -----------          ----------

Net change in cash and cash equivalents                                          (1,859,379)           (599,703)          5,416,095

Cash and cash equivalents at beginning of year                                    4,823,803           5,423,506               7,411
                                                                                -----------         -----------          ----------

Cash and cash equivalents at end of year                                       $  2,964,424           4,823,803           5,423,506
                                                                                ===========         ===========          ==========


                         GREATER ROME BANCSHARES, INC.

             For the Years Ended December 31, 1997, 1996 and 1995


                                                                                    1997             1996           1995
                                                                                    ----             ----           ----
Supplementary disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                                    $ 1,221,246        275,050         39,529

Non cash investing and financing activities:
    Change in unrealized gain on securities available for sale                  $     3,125          1,600           -


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

      Basis of Presentation and Reclassification
      ------------------------------------------
      The 1997 and 1996 consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. The 1995 financial statements include the accounts of the Company only, as the Bank did not open for business until February 26, 1996. Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.

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

      Available for sale securities consist of investment securities not classified as trading securities or held to maturity securities and are recorded at fair value. Unrealized holding gains and losses on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

                         GREATER ROME BANCSHARES, INC.

(1)   Summary of Significant Accounting Policies, continued
      Investment Securities, continued
      --------------------------------
      A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

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

      A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Interest income from impaired loans is recognized using a cash basis method of accounting during the time within that period in which the loans were impaired.

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

      Depreciation expense is computed using the straight-line method over the following estimated useful lives:

         Buildings                                             40 years
         Land improvements                                     20 years
         Furniture, fixtures and equipment                     3-7 years

                         GREATER ROME BANCSHARES, INC.

(1)   Summary of Significant Accounting Policies, continued
      Income Taxes
      ------------
      Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

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

      Net Earnings Per Share
      ----------------------
      Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" became effective for the Company for the year ended December 31, 1997. This new standard specifies the computation, presentation and disclosure requirements for earnings per share and is designed to simplify previous earnings per share standards and to make domestic and international practices more compatible. Earnings per share are based on the weighted average number of common shares outstanding during the period while the effects of potential shares outstanding during the period are included in diluted earnings per share. All earnings per share amounts have been restated to conform to the provisions of SFAS No. 128.

      SFAS No. 128 requires the presentation on the face of the statement of earnings of earnings per share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Additionally, the new statement requires the reconciliation of the amounts used in the computation of both "earnings per share" and "diluted earnings per share" for the year ended December 31, 1997:

                                                         Net               Common           Per Share
                                                       Earnings             Share             Amount
                                                       --------             -----             ------
            Earnings per share                        $  41,943            700,000             0.06

            Effect of stock options                           -              5,713                -
                                                         ------            -------             ----

            Diluted earnings per share                $  41,943            705,713             0.06
                                                         ======            =======             ====

      With regard to 1996, the effect of the stock options would be anti dilutive. There were no stock options outstanding at December 31, 1995. There were 700,000 weighted average number of shares outstanding for the years ending December 31, 1996 and 1995.

      Recent Accounting Pronouncements
      --------------------------------
      In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131 specifies the presentation and disclosure of operating segment information reported in the annual report and interim reports issued to stockholders. The provisions of both statements are effective for fiscal years beginning after December 15, 1997. The management of the Company believes that the adoption of these statements will not have a material impact on the Company's financial position, results of operations, or liquidity.

                         GREATER ROME BANCSHARES, INC.

(2)   Investment Securities
      Investment securities at December 31, 1997 and 1996 are summarized as follows:

Securities Held to Maturity                                                     December 31, 1997
                                                      -----------------------------------------------------------------------
                                                                            Gross                Gross              Estimated
                                                        Amortized         Unrealized           Unrealized              Fair
                                                          Cost              Gains                Losses               Value
                                                        ---------         ----------           ----------           ---------

U.S. Government agencies                              $ 5,865,453           5,292               (14,305)            5,856,440
Mortgage-backed securities                                460,416           1,306                  (226)              461,496
                                                        ---------           -----                ------             ---------

                                                      $ 6,325,869           6,598               (14,531)            6,317,936
                                                        =========           =====                ======             =========
                                                                                December 31, 1996
                                                      -----------------------------------------------------------------------
                                                                            Gross                Gross              Estimated
                                                        Amortized         Unrealized           Unrealized              Fair
                                                          Cost              Gains                Losses               Value
                                                        ---------         ----------           ----------           ---------

U.S. Government agencies                              $ 4,748,925           6,011               (32,781)            4,722,155
                                                        =========           =====                ======             =========


Securities Available for Sale                                                   December 31, 1997
                                                      -----------------------------------------------------------------------
                                                                            Gross                Gross              Estimated
                                                        Amortized         Unrealized           Unrealized              Fair
                                                          Cost              Gains                Losses               Value
                                                        ---------         ----------           ----------           ---------

U.S. Treasuries                                       $ 2,195,823           5,771                  (986)            2,200,608

FHLB Stock                                                490,200               -                     -               490,200
                                                        ---------           -----                ------             ---------

                                                      $ 2,686,023           5,771                  (986)            2,690,808
                                                        =========           =====                ======             =========
                                                                                December 31, 1996
                                                      -----------------------------------------------------------------------
                                                                            Gross                Gross              Estimated
                                                        Amortized         Unrealized           Unrealized              Fair
                                                          Cost              Gains                Losses               Value
                                                        ---------         ----------           ----------           ---------

U.S. Treasuries                                       $ 1,238,125           4,296                (3,280)            1,239,141
U.S. Government agencies                                  249,590             644                     -               250,234
                                                        ---------           -----                ------             ---------

                                                      $ 1,487,715           4,940                (3,280)            1,489,375
                                                        =========           =====                ======             =========

                         GREATER ROME BANCSHARES, INC.

(2)   Investment Securities, continued
      The amortized cost and estimated fair value of investment securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities of certain securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                                   Securities Available                  Securities Held
                                                                         for Sale                          to Maturity
                                                                 --------------------------         --------------------------
                                                                 Amortized        Estimate          Amortized        Estimated
                                                                   Cost          Fair Value           Cost          Fair Value
                                                                 ---------       ----------         ---------       ----------
U.S. Treasuries
  Within 1 year                                                $   498,776          500,781              --               --
  1 to 5 years                                                   1,697,049        1,699,827              --               --
                                                                 ---------        ---------        ---------         ---------

                                                                 2,195,825        2,200,608              --               --
                                                                 ---------        ---------        ---------         ---------
U.S. Government agencies
  1 to 5 years                                                        --               --           5,865,453        5,856,440
                                                                 ---------        ---------        ---------         ---------

                                                                      --               --           5,865,453        5,856,440
                                                                 ---------        ---------        ---------         ---------


Total securities other than mortgage-back securities:
  Within 1 year                                                    498,776          500,781             --                --
  1 to 5 years                                                   1,697,047        1,699,827        5,865,453         5,856,440


FHLB stock                                                         490,200          490,200             --                --

Mortgage-backed securities                                            --               --            460,416           461,496
                                                                 ---------        ---------        ---------         ---------


                                                               $ 2,686,023        2,690,808        6,325,869         6,317,936
                                                                 =========        =========        =========         =========



Investment securities with a fair value of approximately $658,000 as of December 31, 1997, were pledged to secure short term borrowings. FHLB advances were secured by the FHLB stock with a value of $490,200 in addition to qualifying first mortgage loans totaling $5,613,148.

                         GREATER ROME BANCSHARES, INC.

(3)   Loans
      Major classifications of loans at December 31, 1997 and 1996 are presented below.

                                                                    1997                       1996
                                                                    ----                       ----
Commercial                                                      $ 7,527,458                  4,155,632
Real estate - mortgage                                           14,976,036                  5,112,913
Real estate - construction                                          475,430                    355,635
Installment and other consumer                                    7,310,351                  3,656,887
                                                                -----------                 ----------

        Total loans                                              30,289,275                 13,281,067

        Less:  Unearned fees                                         86,308                     52,124
               Allowance for loan losses                            480,544                    133,342
                                                                -----------                 ----------

        Total net loans                                         $29,722,423                 13,095,601
                                                                ===========                 ==========

      The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Floyd County, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

      An analysis of the activity in the allowance for loan losses for the years ended December 31, 1997 and 1996 is presented below:

                                                                     1997                       1996
                                                                     ----                       ----
Balance at beginning of year                                      $ 133,342                       --
Provision charged to operations                                     433,694                    134,000
Loans charged off                                                   (87,254)                      (658)
Recoveries                                                              762                       --
                                                                  ---------                    -------
Balance at end of year                                            $ 480,544                    133,342
                                                                  =========                    =======

(4)   Premises and Equipment
      Premises and equipment at December 31, 1997 and 1996 are summarized as follows:

                                                                     1997                       1996
                                                                     ----                       ----

Land                                                             $  524,669                    313,438
Land improvements                                                   133,506                    115,287
Buildings and improvements                                        1,268,270                  1,254,155
Furniture, fixtures and equipment                                   482,265                    448,153
Construction in progress                                              5,066                       --
                                                                  ---------                  ---------

                                                                  2,413,776                  2,131,033

Less: Accumulated depreciation                                      142,426                     31,998
                                                                  ---------                  ---------

                                                                 $2,271,350                  2,099,035
                                                                  =========                  =========

      Depreciation expense was $146,118 and $49,318 for the years ended December 31, 1997 and 1996, respectively. No depreciation expense was charged to operations in 1995. During the first quarter of 1998, the Company commenced construction of a branch which has resulted in contract commitments of approximately $300,000.

                         GREATER ROME BANCSHARES, INC.

(5)   Time Deposits
      The scheduled maturities of time deposits as of December 31, 1997 are as follows:

              1998                                 $  17,191,361
              1999                                     2,759,399
              2000                                     1,372,780
              2001                                        59,175
                                                    ------------

                                                   $  21,382,715
                                                    ============
(6)   Income Taxes
      The components of income tax benefit for the year ended December 31, 1997 is as follows:


       Currently payable                                   $      -
       Deferred tax benefit                                    (30,988)
       Change in valuation allowance                           (217,295)
                                                                --------
                                                           $   (248,283)
                                                                ========

      The differences between the income tax benefit and the amount computed by applying the statutory federal income tax rate to the loss before income taxes for the years ended December 31, 1997, 1996 and 1995 relate primarily to the benefit of net operating loss carryforwards not recognized and changes in the valuation allowance.

      The following summarizes the sources and expected tax consequences of future taxable deductions which comprise the net deferred taxes:

                                                             1997                     1996
                                                             ----                     ----
 Deferred tax assets:
   Deferred pre-opening expenses                          $  54,046                   71,574
   Allowance for loan losses                                159,640                   40,795
   Operating loss carryforwards                              53,951                  112,669
   Other                                                      1,712                    8,483
                                                           --------                  --------

      Total gross deferred tax assets                       269,349                  233,521

      Less valuation allowance                                 --                   (217,295)
                                                           --------                  --------

           Net deferred tax assets                          269,349                   16,226

Deferred tax liability:
  Premises and equipment                                    (21,066)                 (16,226)
                                                           --------                  --------

           Net deferred taxes                             $ 248,283                     --
                                                           ========                  ========

      The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 1997, based upon the projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the benefits of these deductible differences will be realized.

      At December 31, 1997, the Company had a federal net operating loss carryforward and state net operating loss carryforward for tax purposes of approximately $234,000 and $784,000, respectively, which will begin to expire in 2009 if not previously utilized.

                          GREATER ROME BANCSHARES, INC.

(7)   Lines of Credit

      At December 31, 1997 the Bank had advances outstanding from the Federal Home Loan Bank (FHLB) of Atlanta amounting to $4,000,000. There were no outstanding amounts outstanding in 1996. The following advances require monthly interest payments:


                         Advance        Interest Rate      Maturity               Call Feature
                         -------        -------------      --------   --------------------------------------
                  $     1,000,000           5.93%          7/16/98                   -
                  $     2,000,000           5.66%          9/24/02         Callable September 24, 1999
                  $     1,000,000           5.45%           9/8/00    Callable quarterly after March 8, 1998


      The FHLB advances are secured by the Bank's stock in the FHLB and its 1-4 family first mortgage loans. As of December 31, 1997, the Bank has pledged $5,613,148 of the portfolio related to the FHLB borrowings. There were no amounts outstanding in 1996. If called, the advances will be converted into a three month LIBOR-based floating rate advance at three month LIBOR flat.

(8)   Stockholders' Equity

      Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory capital and retained net earnings in prior years. At December 31, 1997, the Bank could not pay the Company a dividend without obtaining prior regulatory approval.

      Shares of preferred stock may be issued from time to time in one or more series as may be established by resolution of the board of directors of the Company. Each resolution shall include the number of shares issued, preferences, dividend provisions, special rights and limitations as determined by the board.

(9)   Stock Incentive Plan

      The Company has a Stock Incentive Plan whereby 105,000 shares of common stock have been reserved for issuance pursuant to the plan, which may include options, stock appreciation rights, stock awards, dividend equivalent rights, performance unit awards, or phantom shares. Incentive stock options were granted to employees at exercise prices not less than fair market value at the date of grant. The options vest evenly over four and five year periods and are exercisable no later than ten years from the date of grant.

      On January 9, 1997 the Board of Directors of the Company granted options to purchase shares of common stock in the Company to the non-employee directors of the Company and the Bank subject to the approval by shareholders at the 1997 annual meeting. Each of the ten non-employee directors was awarded an option to purchase 3,500 shares at an exercise price not less than fair market value at the date of grant. The options vest evenly over a four year period and are exerciseable no later than ten years from the date of grant.

      A summary status of the Company's stock plans as of December 31, 1997 and 1996, and changes during the years, are presented below:


                                                                          1997                        1996
                                                               --------------------------   -------------------------
                                                                                Weighted                    Weighted
                                                                                 Average                     Average
                                                                                Exercise                    Exercise
                                                                Shares           Price       Shares          Price
                                                                ------           -----       ------          -----
        Outstanding, beginning of year                          63,000          $  10.00       -
        Granted during the year                                 37,000          $  10.00     63,000        $  10.00
        Forfeited during the year                               (1,000)         $  10.00       -
                                                                ======                       ======

        Outstanding, end of year                                99,000          $  10.00     63,000        $  10.00
                                                                ======                       ======

        Options exercisable at year end                         17,200          $  10.00       -                -
                                                                ======                       ======

        Weighted average fair value of options
          granted during the year                                               $   3.79                   $   4.12
                                                                                   =====                     ======


                         GREATER ROME BANCSHARES, INC.

(9)   Stock Incentive Plan, continued

      SFAS No. 123, "Accounting for Stock-Based Compensation," became effective January 1, 1996. This statement encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense over the vesting period or immediately if only subject to a service requirement and the award is expected to vest. The Company has chosen not to adopt the cost recognition principles of this statement. No compensation expense has been recognized in 1997 or 1996 related to the stock option plan. Had compensation cost been determined based upon the fair value of the options at the grant dates consistent with the method of the new statement, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:


                                                                                                1997              1996
                                                                                                ----              ----
        Net earnings (loss)                 As reported                                      $   41,943         (396,474)
                                            Proforma                                         $  (42,649)        (557,401)

        Earnings (loss) per share           As reported                                      $      .06             (.57)
                                            Proforma                                         $     (.06)            (.80)

        Diluted earnings (loss) per share   As reported                                      $      .06             (.57)
                                            Proforma                                         $     (.06)            (.79)


      The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 1997 and 1996: no dividend yield, a risk free interest rate of 5% and 6%, respectively, and an expected life of 10 years for both years. For disclosure purposes, the Company immediately recognized the expense assuming that all awards will vest.

(10)  Defined Contribution Plan

      The Company adopted a 401(k) profit sharing plan, effective January 1, 1997, covering substantially all employees subject to certain minimum age and service requirements. Employer contributions to the plan are determined annually by the Board of Directors. There were no contributions for the year ended December 31, 1997.

(11)  Related Party Transactions

      At December 31, 1997 and 1996, deposits from directors, executive officers and their related interests aggregated approximately $3,999,000 and $3,622,000, respectively. These deposits were taken in the normal course of business at market interest rates.

      The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Bank that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans and deposits to other persons.

      The following table summarizes related party loan activity during 1997:

           Beginning balance                                       $    308,041
           New loans                                                  1,364,348
           Repayments                                                (1,122,562)
                                                                      ---------

           Ending balance                                          $    549,827
                                                                      =========

                         GREATER ROME BANCSHARES, INC.

(12)  Regulatory Matters

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

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the institution's category.

      The Bank's actual capital amounts and ratios are also presented below. Consolidated amounts do not materially differ from Bank - only capital amounts and ratios:


                                                                                               To Be Well
                                                                                            Capitalized Under
                                                                      For Capital           Prompt Corrective
                                               Actual              Adequacy Purposes        Action Provisions
                                         ------------------        ------------------       -----------------
                                         Amount       Ratio        Amount       Ratio       Amount      Ratio
                                         ------       -----        ------       -----       ------      -----
As of December 31, 1997:
 Total Capital
   (to Risk Weighted Assets)          $ 6,456,000      20.4%     $ 2,534,000     8.0%     $ 3,167,000   10.0%
 Tier 1 Capital
   (to Risk Weighted Assets)          $ 6,059,000      19.1%     $ 1,267,000     4.0%     $ 1,900,000    6.0%
 Tier 1 Capital
   (to Average Assets)                $ 6,059,000      14.3%     $ 1,691,000     4.0%     $ 2,114,000    5.0%

As of December 31, 1996:
 Total Capital
   (to Risk Weighted Assets)          $ 6,177,000      39.3%     $ 1,257,000     8.0%     $ 1,571,000   10.0%
 Tier 1 Capital
   (to Risk Weighted Assets)          $ 6,043,000      38.5%     $   628,000     4.0%     $   943,000    6.0%
 Tier 1 Capital
   (to Average Assets)                $ 6,043,000      41.5%     $   583,000     4.0%     $   729,000    5.0%


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

(13)  Commitments

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

      The following summarizes commitments as of December 31, 1997 and 1996.

                                                            Approximate
                                                          Contract Amount
                                                          ---------------
                                                       1997             1996
                                                       ----             ----
      Financial instruments whose contract
        amounts represent credit risk:
          Commitments to extend credit            $   3,949,000       1,111,000
          Standby letters of credit               $     182,000          25,000
          Credit card guarantees                  $      80,500            -


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

(14)  Supplemental Financial Data

      Components of other operating expenses in excess of 1% of total interest and other income for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                           1997       1996       1995
                                           ----       ----       ----

        Professional fees                 87,142     55,098     68,207
        Advertising and marketing         50,156     64,861      9,346
        Processing fees                   96,508     71,417      1,021
        Supplies                          36,156     43,819     10,748

                         GREATER ROME BANCSHARES, INC.

(15)   Greater Rome Bancshares, Inc. (Parent Company Only) Financial Information

                                Balance Sheets

                          December 31, 1997 and 1996

                                    Assets
                                    ------
                                                   1997                  1996
                                                   ----                  ----

Cash and cash equivalents                     $    75,863               286,582
Securities available for sale                     200,844                  -
Investment in Bank                              6,077,548             6,063,451
Other assets                                       70,834                27,924
                                                ---------             ---------

                                              $ 6,425,089             6,377,957
                                                =========             =========


                     Liabilities and Stockholders' Equity
                     ------------------------------------

Other liabilities                             $     2,064                  -
Stockholders' equity                            6,423,025             6,377,957
                                                ---------             ---------

                                              $ 6,425,089             6,377,957
                                                =========             =========



                           Statements of Operations

             For the Years Ended December 31, 1997, 1996 and 1995

                                          1997          1996          1995
                                          ----          ----          ----

Interest income                        $ 15,852        15,742       147,703
Interest expense                           --            --         (34,883)
                                         ------       -------       -------

    Net interest income                  15,852        15,742       112,820
                                         ------       -------       -------

Other expenses:
  Salaries and employee benefits           --            --          69,863
  Occupancy                                --             305        12,696
  Other operating                        31,653         9,319       102,435
                                         ------       -------       -------

    Total expenses                       31,653         9,624       184,994
                                         ------       -------       -------

    (Loss) earnings before income tax
      benefit and undistributed
      earnings (loss) of Bank           (15,801)        6,118       (72,174)

Income tax benefit                       46,072          --            --
                                         ------       -------       -------

    Earnings (losses) before equity in
      undistributed earnings (losses)
      of Bank                            30,271         6,118       (72,174)

Equity in undistributed earnings
  (losses) of Bank                       11,672      (402,592)      (35,617)
                                         ------       -------       -------

    Net earnings (loss)                $ 41,943      (396,474)     (107,791)
                                         ======       =======       =======

                         GREATER ROME BANCSHARES, INC.

(15) Greater Rome Bancshares, Inc. (Parent Company Only) Financial Information, continued

                           Statements of Cash Flows

             For the Years Ended December 31, 1997, 1996 and 1995


                                                                                  1997                 1996                1995
                                                                                  ----                 ----                ----
Cash flows from operating activities:
  Net earnings (loss)                                                          $   41,943            (396,474)           (107,791)
  Adjustments to reconcile net earnings (loss) to net
    cash used in operating activities:
      Equity in undistributed earnings (losses) of Bank                           (11,672)            402,591              35,618
      Depreciation and amortization                                                 7,490               7,448               3,805
      Other                                                                       (48,292)            (60,489)             31,991
                                                                                  -------             -------           ---------

        Net cash used in operating activities                                     (10,531)            (46,924)            (36,377)
                                                                                  -------             -------           ---------
Cash flows from investing activities:
  Purchase of securities available for sale                                      (200,188)               --                  --
  Infusion of capital into Bank                                                      --                  --            (6,500,000)
  Transfer of premises and equipment to Bank                                         --                  --               207,058
  Transfer of organization cost to Bank                                              --                  --                15,750
  Deferred offering expenses                                                                                               49,156
                                                                                  -------             -------           ---------

        Net cash used in investing activities                                    (200,188)               --            (6,228,036)

Cash flows from financing activities:
  Payment of note payable - organizer                                                --                  --              (150,739)
  Net change in lines of credit                                                      --                  --              (195,820)
  Proceeds from the sale of common stock,
    net of offering costs                                                            --                  --             6,937,117
    Redemption of organization shares                                                --                  --                   (50)
                                                                                  -------             -------           ---------

        Net cash provided by financing activities                                    --                  --             6,590,508
                                                                                  -------             -------           ---------

Net change in cash and cash equivalents                                          (210,719)            (46,924)            326,095
Cash and cash equivalents at beginning of period                                  286,582             333,506               7,411
                                                                                  =======             =======           =========

Cash and cash equivalents at end of period                                     $   75,863             286,582             333,506
                                                                                  =======             =======           =========

Noncash investing and financing activities:
  Change in unrealized gain on securities available
    for sale of Bank                                                           $    2,425               1,660                --


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

There is currently no market for the Common Stock and there are no present plans for the Company's Common Stock to be traded on any stock exchange or in the over the counter market. As a result, investors who need or wish to dispose of all or part of their Common Stock may be unable to do so except in private, directly negotiated sales. The Company has approximately 682 shareholders. The Company has not had any unregistered sales of equity securities since its organization (June 17, 1994).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

FINANCIAL CONDITION

As of December 31, 1997, the Company had concluded twenty-two months of banking operations with $44.7 million in total assets, up $18.2 million over year-end 1996. Total deposits had increased $13.7 million over year-end 1996 to $33.6 million. Total loans outstanding had increased $16.6 million over year-end 1996 to $29.7 million. The Bank's loan-to-deposit ratio at December 31, 1997 was 90.0%, as compared to 66.7% at year-end 1996. The Bank has continued to benefit from strong loan demand in the local market, which has produced steady loan growth over the year. In 1997 deposit growth, although strong, did not keep pace with loan demand, despite competitively priced deposit products and banking services.

The banking industry continues to experience stiff competition from non-banks for deposit and investment type products. Competition for local deposit dollars
continues to put upward pressure on the cost of deposits.   In the current
market environment, management has found that the Bank can borrow term funds from wholesale resources at rates that are less than the cost of local certificates of deposit. The Bank's Asset/Liability Management Committee has adopted policies designed to diversify funding sources in the event that local market deposits become even less available and more costly. Within limits, the Bank may obtain funding from brokered certificates of deposit and other forms of wholesale borrowing, such as the Federal Home Loan Bank and term repurchase agreements. These policies should allow the Bank to continue to meet the local market's credit demands and provide the flexibility to obtain funding from various sources at optimum rates. While this policy shift opens up greater funding flexibility, in the long run the Bank will continue to place primary funding emphasis on local deposit growth.

Capital

At December 31, 1997, the Bank's capital position was in excess of FDIC
guidelines to qualify as "well capitalized".   Based on the level of the Bank's
risk weighted assets at quarter end, the Bank had $3.3 million more capital than necessary to satisfy the "well-capitalized" criteria. The Bank's capital adequacy is monitored quarterly by the Bank's Asset/Liability Committee, as asset and liability growth, mix and pricing strategies are developed.

Liquidity

At December 31, 1997, the Bank's loan-to-asset ratio was 68.1%, up from 50.5% at year-end 1996. The Bank's net-non-core-fund-dependence ratio was 21.2%, up from 0.3% at year-end 1996. The net-non-core-fund-dependence ratio calculates the percentage of long term earning assets that are funded by short term borrowed funds and certificates greater than one hundred thousand dollars after deducting the Bank's short-term investments. Liquidity management guidelines are established to maintain the loan-to-asset ratio between 65% and 70% and to maintain the net-non-core-fund-dependence ratio not to exceed 25%. These ratios are reviewed weekly by the Asset Review Committee along with projections of funding needs and available funding capacity within these guidelines. From time to time management will limit new loan development to assure that liquidity objectives are achieved. As of February 28, 1998 the Bank's loan-to-asset ratio was 67.2% and the net-non-core-fund-dependence ratio was 13.7%.

The Bank's internal and external liquidity resources are considered by management to be adequate to handle expected growth and normal cash flow demands from existing deposits and loans. For 1997, loan growth exceeded deposit growth by $2.9 million. Securities held to maturity increased $1.6 million to $6.3 million, and the securities available for sale increased $1.2 million to $2.7 million. Investment securities were purchased in order to improve the yield on the Bank's internal liquidity resources. U.S. Treasury and government agency securities with final maturities under five years were purchased with yields 75 to 100 basis points greater than Federal funds sold at the time of purchase. At December 31, 1997, the average life of the Bank's security portfolio was 2.8
years with an average yield of 6.22%.   All of the Bank's investment securities
are available as collateral for borrowings under either repurchase agreements with its correspondent banks or advances from the Federal Home Loan Bank ("FHLB").

During 1997, the Bank borrowed $4 million from the FHLB of Atlanta to improve its cost of funds and to reduce its interest rate risk exposure. One million dollars were borrowed at a fixed rate of 5.93% for one year maturing in July of 1998. Two million dollars were borrowed at a fixed rate of 5.66% for five years maturing in September 2002, with a one-time call option in September 1999. One million dollars were borrowed at a fixed rate of 5.45% for almost three years, with a quarterly call option beginning March 8, 1998. These borrowings are secured by first mortgage real estate loans and the Bank's stock in the FHLB. The callable advances, if called, will be converted into three-month LIBOR-based floating rate advances at three month LIBOR flat, or the Bank may pay out the advances. In comparison, at the time these advances were received, the Bank paid more than 6.0% for one-year time deposits in the local market and more than 6.2% for two year time deposits in the local market. The Bank's interest rate risk is reduced with this longer term, fixed rate funding. The Bank has over $8.3 million in loans, which reprice from three to five years beyond December 31, 1997.

Net deposit growth, federal funds sold and marketable securities provide the primary liquidity resource for loan disbursements and Bank working capital. The Bank's investment securities portfolio provides liquidity in the form of financing through master repurchase agreements executed with the Bank's correspondent banks. At year end the funds available for liquidity purposes consisted of $7.9 million in securities (eligible for sale under repurchase agreements) plus Federal funds sold of $1.4 million, for a total of $9.3 million. At year end, investment securities with a fair value of approximately $658,000 were pledged to secure $500 thousand in short term borrowings and the FHLB stock with a value of $490,200 was pledged as security against the $4.0 million in FHLB advances.

Under the repurchase agreements, margin requirements range from 3% to 10% of the current market value of the underlying security, and the borrowing rate tends to have a spread of approximately 25 to 40 basis points over the Federal funds sold
rate.   The repurchase agreements allow the Bank to raise funds using its securities portfolio as collateral, instead of being forced to sell the securities and recognize gains or losses as a result of the sale. In addition to these sources of funds, the Bank has unsecured Federal funds purchase lines of credit totaling $3.0 million, all of which were available at December 31, 1997. The correspondent banks may revoke these lines at any time.

Given the potential need to use its securities to raise liquidity, the Bank's current investment practices limit securities to final maturities not exceeding five years from the date of purchase and to U.S. Treasuries and triple A rated government agency securities.

The Bank became a member of the Federal Home Loan Bank of Atlanta in June of 1997. FHLB membership provides an additional source of liquidity through credit programs, which can provide term funding for up to 10 years and, in certain qualified programs, up to 20 years. The Bank's first mortgage loans are assigned as collateral for such financing. The Bank has $6.1 million in eligible residential first mortgage loans that have been assigned to the FHLB. These loans provide approximately $4.9 million in lendable value, $4 million of which is already used. The Bank also has $6.7 million in commercial first mortgage loans that may qualify as collateral for advances with the FHLB.

As of December 31, 1997, the Bank had unfunded loan commitments, primarily on commercial lines of credit, totaling $4.2 million. The Bank intends to manage its loan growth such that deposit flows will provide the primary funding for all loans as well as cash reserves for working capital and short to intermediate term marketable investments. Management will continue to seek cost effective alternative funding sources for both the short and long term, in the event that local deposit growth does not keep pace with local loan demand. Such funding sources may include institutional certificates of deposit ("CD's"), local market CD's and brokered CD's.


RESULTS OF OPERATIONS

The Company had net income of $41,943 ($0.06 per share) for 1997 as compared to a net loss of $396,474 ($0.57 per share) for 1996. 1997 had 12 full months of banking operations, whereas 1996 had only 10 full months. The Bank opened for business on February 26, 1996.

Net interest income increased $831,125 in 1997 to $1,578,902. This was due to the increase in average earning assets from $13.9 million for 1996 to $32.2 million for 1997 and the improvement in the average earning asset mix. For
1997, average loans comprised 70% of average earning assets.   For 1996, average
loans were only 44% of average earning assets. The high growth rate in earning assets and the significant improvement in earning asset mix are primarily due to the fact that the Bank opened for business on February 26, 1996. Prior to that date the Bank had no loans and no deposits. The net yield on average earning assets, before the provision for loan losses, was 4.91% for 1997. This compares
to 5.39% for 1996.   The higher yield for 1996 was primarily due to the lower
funding cost associated with 54% of average assets being funded by the Bank's capital and non-interest bearing deposits. For 1997, 29% of average assets were funded by capital and non-interest bearing deposits.

The provision for loan losses was $433,694 for 1997, up $299,694 from 1996. This increase was due to the growth in the Bank's loan portfolio and management's desire to have the allowance for loan losses at least at 1.50% of total loans by year-end. At December 31, 1997 the allowance for loan losses was $480,544 representing 1.59% of total loans. At year-end 1996, the allowance was $133,342, which was 1.00% of total loans. Total loans charged off, net of recoveries, for 1997 were $86,492 (0.38% of average loans outstanding) and were
all consumer loans.   At December 31, 1997, the Bank had three loans totaling
$30,805 in non-accrual status.   Other than non-accrual loans, no loans were in
a past-due status more than 90 days. The Bank had no troubled debt restructurings. Total loans charged off in 1996 were $658 and were all consumer loans. At December 31, 1996, the Bank had non-accrual loans totaling $1,781, no loans past-due more than 90 days and no troubled debt restructurings.

Management takes a number of factors into consideration when determining the additions to be made to the loan loss allowance. Since the Bank has just concluded twenty-two months of operations, it does not have sufficient history in its portfolio performance on which to base additions. Accordingly, additions to the reserve are primarily based on achieving a targeted ratio for the allowance for loan losses to total loans of at least 1.50% by the end of 1997. This target is based on national peer group ratios and Georgia banking industry ratios. Under this methodology, charge-offs will increase the amount of additions to the allowance and recoveries will reduce additions.


In addition, management performs an on-going loan review process. All new loans are risk rated under loan policy guidelines. On a monthly basis, the composite risk ratings are evaluated in a model that assesses the adequacy of the current allowance for loan losses, and this evaluation is presented to the Board of Directors each month. On a weekly basis, loan reviews are performed on new loans and presented to the Asset Review Committee each week. Large loans are reviewed periodically. Risk ratings may be changed if it appears that new loans may not have received the proper initial grading or, if on existing loans, credit conditions have improved or worsened. Until historical trends begin to indicate potential losses that are inconsistent with our current risk evaluation assumptions in the loan portfolio, management expects the allowance for loan losses to be maintained at approximately 1.50% of total loans.

The Bank's policy is to place loans on non-accrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful. Any loan that becomes 90 days past due as to principal or interest is automatically placed on non-accrual.

As the Bank matures, the additions to the loan loss allowance will be based more on historical performance, the detailed loan review and allowance adequacy evaluation. Management expects to incur losses on loans from time to time when borrowers' financial conditions deteriorate. Where feasible, loans charged down or charged off will continue to be collected. Management considers the current allowance adequate to cover potential losses in the loan portfolio.

Non-interest income for 1997 was $158,864 up $110,123 or 226% from 1996.
Service charges on deposit accounts increased $71,126 or 271% to $97,380. Mortgage origination fees were $23,374. In 1997 the Bank expanded its residential real estate lending program to include mortgage loan programs available through the secondary mortgage markets. This expands the availability of longer-term mortgage financing for our qualified customers and produces loan origination fee income for the Bank. Credit life and disability insurance income increased $7,967 or 58% to $21,631. The growth of non-interest income for 1997 over 1996 was also due to the fact that 1996 had only 10 months of banking operations. Service charges on deposit accounts are evaluated annually against service charges from other banks in the local market and against the Bank's own cost structure in providing the deposit services. This income should grow with the growth in the Bank's demand deposit account base. The credit life and disability insurance is sold primarily on consumer installment debt and should continue to grow with the growth in the Bank's consumer loan portfolio. The mortgage origination fee income is less stable than the other service income. It will tend to diminish with rising interest rates and can also be reduced by competition from mortgage sources which are not local and may in fact come from any part of the country due to the widespread nature of the secondary mortgage markets in this country.

Non-interest expenses increased $451,420 or 43% to $1,510,412 for 1997 over 1996. Average earning assets for 1997 increased $18.3 million or 132% to $32.2
million over 1996.   The Bank's operating efficiencies continue to improve.

Salaries and benefits for 1997 increased 289,488 or 53% to $834,413 over 1996. This is due primarily to the growth in the number of full-time-equivalent employees from 14 in the first quarter of 1996 to 23 in the fourth quarter of
1997.   Occupancy costs for 1997 increased by $87,913 or 52% to $255,629 over
1996. In the fourth quarter of 1996, the Bank moved from modular office units, containing 2,600 square feet of leased office space and leased furniture, to its newly constructed bank building containing 9,000 square feet of office space as well as purchased furniture, fixtures and equipment. Other operating expenses increased in 1997 by $74,019 or 21% to $420,370. 1997 included expenses for a full twelve months necessary to the operations of an established bank, such as data processing services, business development and marketing expenses,
professional fees, postage and communications costs.   The same period in 1996
included banking operations for ten months, as the Bank was just becoming operational. The Bank's average earning asset growth in 1997 of 132% was over six times the growth rate of other operating expenses at 21%. Management continues to focus on improving operating expense efficiencies, through the use of current banking technologies, out-sourcing solutions and human resource training and development.

As of December 31, 1997, the Bank had experienced six months of positive earnings that were consistently improving. The prospects for continued earnings improvement on a month to month basis appears good, subject to a stable economic environment and no significant deterioration of asset quality. Until 1997, the Company had fully reserved for the deferred tax assets created primarily by net operating losses and provisions for loan losses in excess of those allowed for tax purposes. Management evaluated the likelihood of realizing its deferred tax assets as of December 31, 1997, in accordance with FAS 109, and determined that it was more likely than not that the benefits of its deferred tax assets would be realized and that a valuation allowance would be inappropriate. Accordingly an income tax benefit of $248,283 was recognized in the fourth quarter of 1997.

The Company's net loss before income tax benefits in 1997 includes provisions for loan losses that are in excess of net charge-offs by $347,202. This amount is not deductible in the current year for tax purposes. Eliminating this amount from the reported loss before income taxes produces a taxable income amount, before net operating losses and other timing differences, of approximately $140,000. At this rate of taxable earnings, the net deferred tax assets as of December 31, 1997 would be realized in less than six years. The net operating loss carryforwards begin to expire in 2010.

Management chose to book provisions for loan losses well in excess of current charge offs in order to achieve a target allowance for loan loss to total loans ratio of 1.50% by December 31, 1997. The ratio of the 1997 provision to 1997 net charge-offs was five to one. Future provisions for loan losses in relation to actual net charge-offs will be much lower, as long as asset quality is
sustained.   Income for financial and tax reporting purposes should both continue to increase and the difference between income reported for financial and tax purposes should be reduced in future years.

Interest Rate Sensitivity

Improvement in the earnings of the Company depends upon continued earning asset growth, good asset quality and a relatively stable economic environment. Management feels it is reasonable for the Bank to continue to experience steady earning asset growth as long as interest rates remain relatively stable. The Bank is liability sensitive out to the one year time horizon (meaning that falling rates tend to be beneficial) and asset sensitive (meaning that rising rates tend to be beneficial) in the long term. If interest rates were to rise in excess of 200 basis points, the Bank could experience reduced earnings in the near term, and such a rate increase might significantly reduce the demand for loans in the Bank's local market, thus diminishing the prospects for improved earnings. If interest rates were to fall in excess of 200 basis points, the Bank could experience a short term increase in net interest margin but may have difficulty retaining maturing certificates of deposit without having to pay above market rates.

The Asset/Liability Committee monitors the Bank's exposure to interest rate risk on a quarterly basis. As of its most recent review, the effect of an immediate and simultaneous change in interest rates, either up or down by 200 basis points, was estimated to have less than a 10% impact on current net interest income over the next twelve months. This estimate assumes that all repricing assets and liabilities will be replaced by similar term instruments.

Year 2000 Processing Risk

The Board and management consider the Year 2000 ("Y2K") computer processing risk to be a very serious risk for the banking and financial services industry in particular and for all businesses which depend on computer hardware and software to perform the critical functions of their businesses. In the third quarter of 1997, the Board established a Y2K Policy and Y2K Compliance Committee. The Committee is headed by senior management, meets monthly and regularly reports to the Audit and Compliance Committee of the Board and to the full Board.

The Company and Bank do not use proprietary computer hardware or software. Therefore, they depend upon outsourced data processing services and third party software. Management has identified all mission critical hardware and software applications and is following the general guidelines promulgated by the FDIC to assure that all mission critical applications will be renovated, with testing in progress, by December 31, 1998, or contingency plans will be in the process of implementation. At this time, the servicing vendors appear to have completed their assessments and have described to the Bank their time lines for renovation and testing. Management has no reason to believe at this time, that all mission critical applications for the Bank and Company will not be adequately addressed by our vendors' plans.

The Bank's core processing, which maintains all customer record keeping and financial management information systems, is handled by Fiserv, Inc., an international data processing company, which specializes in financial institution data processing and serves 15% of the banks, credit unions and savings institutions in the U.S. Thousands of financial institutions with over fifty million customer accounts are processed on its systems. Accordingly, Fiserv must satisfy all regulatory requirements imposed upon bank data processors. The Bank's Fiserv service center has reported that it will begin testing its program renovations in June of 1998.

Management is currently reviewing all of the Bank's significant commercial loan relationships to determine how much Y2K risk may exist in the Bank's customer base. To the extent that such risk is identified, management will request such customers to develop their own compliance strategy and will require those customers to keep us informed of their progress. Management's current plans are to help the Bank's customers understand the risks involved, to share the Bank's strategies and to encourage those customers to satisfy their compliance requirements on time lines that are consistent with those of the Bank. The Bank's loan agreements and credit review processes are being modified to address this risk. The Bank's contingency plans for customers who fail to adequately address this risk may include but will not be limited to, requiring such customers to pay off their loans.

The costs of implementing Y2K solutions on mission critical systems have not been fully determined as of the date of this report. The Bank's local area computer network was already budgeted for upgrade in 1998 to workstations and file-servers that will be Y2K ready. The budget for these upgrades is approximately $30,000. Management expects that some of our mission critical processing vendors will charge the Bank for conducting tests on renovated systems. While management has requested that these vendors provide estimates of any renovation or testing charges, none have been provided to date, citing that such charges, if any, have not yet been determined. The Bank's core application processor, Fiserv, has told us that we will not be charged for renovation work, however, testing charges may be assessed.


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

     Gene G. Davidson, M.D.                                  Gene G. Davidson, M.D.
President of Northwest Georgia Internal             President of Northwest Georgia Internal
 Medicine Associates, P.C.                                 Medicine Associates, P.C.

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

       M. Wayne Robinson                                       M. Wayne Robinson
President of M. Wayne Robinson Builder              President of M. Wayne Robinson Builder
        Developer, Inc.                                         Developer, Inc.

         Dale G. Smith                                          Dale G. Smith
Accountant, Whittington, McLemore, Land,           Accountant, Whittington, McLemore, Land,
   Davis, White and Givens, P.C.                         Davis, White and Givens, P.C.
      (public accounting)                                     (public accounting)

         Paul E. Smith                                          Paul E. Smith
Representative, District 12, Georgia                 Representative, District 12, Georgia
          Legislature                                            Legislature

        W. Fred Talley                                         W. Fred Talley
President, Fred Talley's Parkview Chapel           President, Fred Talley's Parkview Chapel
         Funeral Home                                           Funeral Home

         Martha B. Walstad                                    Martha B. Walstad
Partner, Lake Toccoa Development Company           Partner, Lake Toccoa Development Company
(real estate development and management)           (real estate development and management)


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

             Robert L. Berry                             E. Grey Winstead, III
           Corporate Secretary                           Senior Vice President
  Partner of  Brinson, Askew, Berry, Seigler,           Chief Financial Officer
            Richardson & Davis                            Corporate Secretary
              (attorneys)

          E. Grey Winstead, III                             John W. Branam
       Chief Financial Officer and                       Senior Vice President
       Principal Accounting Officer                     Senior Lending Executive

Shareholders may obtain, without charge, a copy of Greater Rome Bancshares, Inc. 1997 Annual Report to the Securities and Exchange Commission on Form 10-KSB. Written requests should be addressed to: Robert L. Berry, Corporate Secretary, Greater Rome Bancshares, Inc., P.O. Box 5271, Rome, Georgia 30162-5271.