Form 10KSB, Exhibit 13
period 1998-12-31
GREATER ROME BANCSHARES INC
filed 1999-03-25
CIK 928484

GREATER ROME BANCSHARES, INC.
                                 AND SUBSIDIARY

                        Consolidated Financial Statements

                        December 31, 1998, 1997 and 1996

                 (with Independent Accountants' Report thereon)

                 [LOGO OF PORTER KEADLE MOORE, LLP APPEARS HERE]

                            Porter Keadle Moore, LLP



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS







To the Board of Directors and Stockholders
Greater Rome Bancshares, Inc.
Rome, Georgia


We have audited the accompanying consolidated balance sheets of Greater Rome Bancshares, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations and comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greater Rome Bancshares, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




                                    /s/ Porter Keadle Moore, LLP




Atlanta, Georgia
January 15, 1999

                          GREATER ROME BANCSHARES, INC.

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997

                                     Assets
                                     ------

                                                                                            1998             1997
                                                                                            ----             ----
Cash and due from banks, including reserve
   requirements of $108,000 in 1998 and $65,000 in 1997                             $        1,240,284       1,530,896
Federal funds sold                                                                           2,132,000       1,433,528
Interest bearing deposits                                                                    1,137,526           -
                                                                                             ---------       ---------

     Cash and cash equivalents                                                               4,509,810       2,964,424

Securities available for sale                                                                4,834,617       2,200,608
Securities held to maturity                                                                  6,307,534       6,325,869
Loans, net                                                                                  41,352,500      29,722,423
Premises and equipment, net                                                                  2,726,188       2,271,350
Accrued interest receivable                                                                    462,949         356,295
Federal Home Loan Bank Stock                                                                   509,200         490,200
Other assets                                                                                   739,044         365,408
                                                                                            ----------      ----------

                                                                                    $       61,441,842      44,696,577
                                                                                            ==========      ==========

                      Liabilities and Stockholders' Equity
                      ------------------------------------
Deposits:
  Demand                                                                            $        6,009,623       4,414,480
  Interest - bearing demand                                                                  3,579,780       2,987,988
  Savings                                                                                    7,733,706       4,780,996
  Time                                                                                      24,830,666      15,799,484
  Time, over $100,000                                                                        6,704,185       5,583,231
                                                                                            ----------      ----------

     Total deposits                                                                         48,857,960      33,566,179

Federal Home Loan Bank borrowings                                                            5,000,000       4,000,000
Securities sold under repurchase agreement                                                       -             500,000
Federal funds purchased                                                                        500,000           -
Accrued interest payable                                                                       101,204          76,586
Other liabilities                                                                              170,725         130,787
                                                                                            ----------      ----------

          Total liabilities                                                                 54,629,889      38,273,552
                                                                                            ----------      ----------

Commitments

Stockholders' equity:
Preferred stock, par value $1.00 per share;
  100,000 shares authorized; no shares issued or outstanding                                     -               -
Common stock, par value $.01 per share; 10,000,000 shares authorized;
  701,600 and 700,000 shares issued and outstanding                                              7,016           7,000
Additional paid-in capital                                                                   6,946,101       6,930,117
Accumulated deficit                                                                           (144,640)       (518,877)
Accumulated other comprehensive income                                                           3,476           4,785
                                                                                            ----------      ----------


Total stockholders' equity                                                                   6,811,953       6,423,025
                                                                                            ----------      ----------

                                                                                    $       61,441,842      44,696,577
                                                                                            ==========      ==========

See accompanying notes to consolidated financial statements.

                          GREATER ROME BANCSHARES, INC.

         Consolidated Statements of Operations and Comprehensive Income

              For the Years Ended December 31, 1998, 1997 and 1996


                                                                               1998            1997           1996
                                                                               ----            ----           ----
Interest income:
  Interest and fees on loans                                           $        3,659,279      2,255,079        605,126
  Interest and dividends on investments                                           637,964        482,641        280,826
  Interest on federal funds sold and deposits with other banks                    152,121        100,499        175,449
                                                                                ---------      ---------      ---------

     Total interest income                                                      4,449,364      2,838,219      1,061,401
                                                                                ---------      ---------      ---------

Interest expense:
  Time deposits                                                                 1,573,504        963,689        211,831
  Savings deposits                                                                261,753        160,563         75,701
  Interest bearing demand deposits                                                 64,355         55,224         26,066
  Other                                                                           247,622         79,841             26
                                                                                ---------      ---------      ---------

     Total interest expense                                                     2,147,234      1,259,317        313,624
                                                                                ---------      ---------      ---------

     Net interest income                                                        2,302,130      1,578,902        747,777

Provision for loan losses                                                         255,640        433,694        134,000
                                                                                ---------      ---------      ---------

     Net interest income after provision for loan losses                        2,046,490      1,145,208        613,777
                                                                                ---------      ---------      ---------

Other income:
  Service charges                                                                 147,718         97,380         26,254
  Other                                                                           143,569         61,484         22,487
                                                                                ---------      ---------      ---------

     Total other income                                                           291,287        158,864         48,741
                                                                                ---------      ---------      ---------

Other expenses:
  Salaries and employee benefits                                                  953,984        834,413        544,925
  Occupancy                                                                       308,027        255,629        167,716
  Other operating                                                                 604,323        420,370        346,351
                                                                                ---------      ---------      ---------

     Total other expenses                                                       1,866,334      1,510,412      1,058,992
                                                                                ---------      ---------      ---------

     Income (loss) before income taxes                                            471,443       (206,340)      (396,474)

Income tax (expense) benefit                                                      (97,206)       248,283          -
                                                                                ---------      ---------      ---------


     Net earnings (loss)                                               $          374,237         41,943      (396,474)
                                                                                =========      =========     ==========

Other comprehensive income before tax:
  Unrealized gains (losses) on securities available for sale
     arising during the period, net of tax of $2,127, $0 and $0        $          (1,309)          3,125          1,660
                                                                                ---------      ---------     ----------

Comprehensive income (loss)                                            $          372,928         45,068      (394,814)
                                                                                =========      =========     ==========

Net earnings (loss) per share                                          $             0.53           0.06         (0.57)
                                                                                =========      =========     ==========

Diluted net earnings (loss) per share                                  $             0.53           0.06         (0.57)
                                                                                =========      =========     ==========



See accompanying notes to consolidated financial statements.

                          GREATER ROME BANCSHARES, INC.

           Consolidated Statements of Changes in Stockholders' Equity

              For the Years Ended December 31, 1998, 1997 and 1996

                                                                                           Accumulated
                                                           Additional                         Other
                                              Common        Paid-In      Accumulated     Comprehensive
                                               Stock        Capital        Deficit           Income           Total
                                               -----        -------        -------           ------           -----
Balance, December 31, 1995               $         7,000     6,930,117       (164,346)              -         6,772,771

Change in unrealized gain on
  investment securities available                 -            -                -                   1,660         1,660
  for sale

Net loss                                          -            -             (396,474)               -         (396,474)
                                               ---------     ---------       --------               -----    ----------

Balance December 31, 1996                          7,000     6,930,117       (560,820)              1,660     6,377,957

Change in unrealized gain on
  investment securities available                 -            -                -                   3,125         3,125
  for sale

Net earnings                                      -            -                41,943               -           41,943
                                               ---------     ---------       ---------              -----    ----------


Balance, December 31, 1997                         7,000     6,930,117       (518,877)              4,785     6,423,025

Exercise of stock options                             16        15,984          -                    -           16,000


Change in unrealized gain on
  investment securities available                 -            -                -                  (1,309)       (1,309)
  for sale

Net earnings                                      -            -               374,237               -          374,237
                                              ----------     ---------       ---------              -----     ---------

Balance, December 31, 1998               $         7,016     6,946,101       (144,640)              3,476     6,811,953
                                              ==========     =========       =========              =====     =========

















See accompanying notes to consolidated financial statements.

                          GREATER ROME BANCSHARES, INC.

                      Consolidated Statements of Cash Flows

              For the Years Ended December 31, 1998, 1997 and 1996

                                                                                1998             1997            1996
                                                                                ----             ----            ----
Cash flows from operating activities:
Net earnings (loss)                                                     $          374,237          41,943        (396,474)
Adjustments to reconcile net earnings (loss) to net cash used by operating activities:
    Depreciation, amortization and accretion                                       174,806         147,050          59,725
    Provision for loan losses                                                      255,640         433,694         134,000
    Provision for deferred income taxes                                             (3,758)       (248,283)        -
    Change in:
      Interest receivable                                                         (106,654)       (163,493)       (192,803)
      Other assets                                                                (345,830)        (65,471)         (8,034)
      Interest payable                                                              24,618          38,071          38,574
      Other liabilities                                                             13,764        (116,846)         157,994
                                                                              ------------    ------------    ------------

        Net cash provided (used) by operating activities                           386,823          66,665        (207,018)
                                                                              ------------    ------------    ------------

Cash flows from investing activities:
  Proceeds from maturities and calls of securities available for sale            1,104,440         249,709         500,000
  Proceeds from maturities and calls of securities held to maturity              5,304,286         801,890           -
  Purchases of securities available for sale                                    (3,742,598)       (952,453)     (1,986,289)
  Purchases of securities held to maturity                                      (5,284,954)     (2,377,684)     (3,748,672)
  Purchase of FHLB stock                                                           (19,000)       (490,200)          -
  Net increase in loans                                                        (11,885,717)    (17,060,516)    (13,229,601)
  Purchases of premises and equipment                                             (625,675)       (318,433)     (1,772,659)
                                                                              ------------    ------------    ------------

        Net cash used by investing activities                                  (15,149,218)    (20,147,687)    (20,237,221)
                                                                              ------------    ------------    ------------

Cash flows from financing activities:
  Net change in demand and savings deposits                                      5,139,645       4,004,854       8,178,610
  Net change in time deposits                                                   10,152,136       9,716,789      11,665,926
  Federal Home Loan Bank advances                                                1,000,000       4,000,000        -
  Securities sold under repurchase agreements                                     (500,000)        500,000        -
  Proceeds from federal funds purchased                                            500,000        -               -
  Proceeds from stock options exercised                                             16,000        -               -
                                                                              ------------     -----------     -----------
        Net cash  provided by financing activities                              16,307,781      18,221,643      19,844,536
                                                                              ------------     -----------     -----------

Net change in cash and cash equivalents                                          1,545,386      (1,859,379)       (599,703)

Cash and cash equivalents at beginning of year                                   2,964,424       4,823,803       5,423,506
                                                                              ------------     -----------     -----------

Cash and cash equivalents at end of year                                $        4,509,810       2,964,424       4,823,803
                                                                              ============     ===========     ===========

Supplementary disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                            $        2,053,095       1,221,246         275,050
    Taxes                                                                           78,000           -               -

Non cash investing and financing activities:
    Change in unrealized gain on securities available for sale          $           (1,309)          3,125           1,660



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

      Basis of Presentation and Reclassification
      ------------------------------------------
      The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

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

      Investment Securities
      ---------------------
      The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for sale in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held to maturity are classified as available for sale. The Company's current investment policy prohibits trading activity.

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

      Depreciation expense is computed using the straight-line method over the following estimated useful lives:

         Building                                  40  years
         Land improvements                         20  years
         Furniture, fixtures and equipment         2-7 years

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

      SFAS No. 128 requires the presentation on the face of the statement of operations of earnings per share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Additionally, the statement requires the reconciliation of the amounts used in the computation of both "earnings per share" and "diluted earnings per share" for the year ended December 31, 1998 and 1997:

            For the year ended December 31, 1998                               Net            Common        Per Share
                                                                            Earnings          Share           Amount
                                                                            --------          -----           ------

            Earnings per share                                         $        374,237           700,309          0.53

            Effect of stock options                                               -                10,529            -
                                                                                -------           -------          ----

            Diluted earnings per share                                 $        374,237           710,838          0.53
                                                                                =======           =======          ====


            For the year ended December 31, 1997                               Net            Common        Per Share
                                                                            Earnings          Share           Amount
                                                                            --------          -----           ------

            Earnings per share                                         $         41,943           700,000          0.06

            Effect of stock options                                               -                 5,713            -
                                                                                 ------           -------          ----

            Diluted earnings per share                                 $         41,943           705,713          0.06
                                                                                 ======           =======          ====


      With regard to 1996, the effects of the stock options were anti-dilutive. There were 700,000 weighted average shares outstanding for the year ended December 31, 1996.

                          GREATER ROME BANCSHARES, INC.

              Notes to Consolidated Financial Statements, continued

(1)   Summary of Significant Accounting Policies, continued
      Recent Accounting Pronouncements
      --------------------------------
      In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for hedging derivatives and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of derivatives depends on the intended use of the derivative instruments at inception. Instruments used as fair value hedges account for the change in fair value in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. Cash flow hedges account for the change in fair value of the effective portion in comprehensive income rather than earnings and foreign currency hedges are accounted for in comprehensive income as part of the translation adjustment. Derivative instruments that are not intended as a hedge account for the change in fair value in the earnings of the period of the change. SFAS 133 is effective for all fiscal quarters beginning after June 15, 1999, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. The Company believes the adoption of SFAS 133 will not have a material impact on its financial position, results of operations or liquidity.

(2)   Investment Securities
      Investment securities at December 31, 1998 and 1997 are summarized as follows:

      Securities Held to Maturity                                              December 31, 1998
                                                                               -----------------
                                                                              Gross           Gross         Estimated
                                                           Amortized       Unrealized       Unrealized         Fair
                                                             Cost             Gains           Losses          Value
                                                             ----             -----           ------          -----

      U.S. Government agencies                        $       4,649,962           33,074             125       4,682,911
      State, county, and municipals                           1,384,299            6,119           2,713       1,387,705
      Mortgage-backed securities                                273,273            1,362           -             274,635
                                                              ---------         --------         -------       ---------

                                                      $       6,307,534           40,555           2,838       6,345,251
                                                              =========         ========         =======       =========

                                                                               December 31, 1997
                                                                               -----------------
                                                                              Gross           Gross         Estimated
                                                           Amortized       Unrealized       Unrealized         Fair
                                                             Cost             Gains           Losses          Value
                                                             ----             -----           ------          -----

      U.S. Government agencies                        $       5,865,453            5,292          14,305       5,856,440
      Mortgage-backed securities                                460,416            1,306             226         461,496
                                                              ---------         --------        --------       ---------

                                                      $       6,325,869            6,598          14,531       6,317,936
                                                              =========         ========        ========       =========


                          GREATER ROME BANCSHARES, INC.

              Notes to Consolidated Financial Statements, continued

(2)   Investment Securities, continued

      Securities Available for Sale                                            December 31, 1998
                                                                               -----------------
                                                                             Gross            Gross         Estimated
                                                          Amortized        Unrealized      Unrealized          Fair
                                                             Cost            Gains           Losses           Value
                                                             ----            -----           ------           -----

      U.S. Treasuries                                $        1,699,949           5,973          -             1,705,922

      Mortgage-backed securities                              3,129,066           5,874            6,245       3,128,695
                                                              ---------         -------          -------       ---------

                                                     $        4,829,015          11,847            6,245       4,834,617
                                                              =========         =======          =======       =========

                                                                               December 31, 1997
                                                                               -----------------
                                                                             Gross            Gross         Estimated
                                                          Amortized        Unrealized      Unrealized          Fair
                                                             Cost            Gains           Losses           Value
                                                             ----            -----           ------           -----

      U.S. Treasuries                                $        2,195,823           5,771              986       2,200,608
                                                              =========           =====              ===       =========


      The amortized cost and estimated fair value of investment securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities of certain securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                              Securities Available               Securities Held
                                                                    for Sale                       to Maturity
                                                                    --------                       -----------
                                                            Amortized        Estimate        Amortized      Estimated
                                                              Cost          Fair Value         Cost         Fair Value
                                                              ----          ----------         ----         ----------
      U.S. Treasuries
      Within 1 year                                  $         1,699,949       1,705,922           -              -
                                                               ---------       ---------        ---------      ---------

      U.S. Government agencies
      1 to 5 years                                                -               -             4,649,962      4,682,911
                                                               ----------      ---------        ---------      ---------

      State, county, and municipals
      5 to 10 years                                               -               -             1,384,299      1,387,705
                                                               ----------      ---------        ---------      ---------

      Total securities other than mortgage-back securities:
      Within 1 year                                            1,699,949       1,705,922         -               -
      1 to 5 years                                              -               -               4,649,962      4,682,911
      5 to 10 years                                             -               -               1,384,299      1,387,705

      Mortgage-backed securities                               3,129,066       3,128,695          273,273        274,635
                                                               ---------       ---------        ---------      ---------

                                                     $         4,829,015       4,834,617        6,307,534      6,345,251
                                                               =========       =========        =========      =========

                          GREATER ROME BANCSHARES, INC.

              Notes to Consolidated Financial Statements, continued

(3)   Loans
      Major classifications of loans at December 31, 1998 and 1997 are presented below.

                                                                                               1998            1997
                                                                                               ----            ----

           Commercial                                                                  $      11,518,652       7,527,458
           Real estate - mortgage                                                             19,271,316      14,976,036
           Real estate - construction                                                          1,226,296         475,430
           Installment and other consumer                                                      9,960,566       7,310,351
                                                                                              ----------      ----------

                   Total loans                                                                41,976,830      30,289,275

                   Less:  Unearned fees                                                           55,145          86,308
                          Allowance for loan losses                                              569,185         480,544
                                                                                              ----------      ----------

                   Total net loans                                                     $      41,352,500      29,722,423
                                                                                              ==========      ==========

      The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Floyd County, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate. FHLB advances are secured by the FHLB stock with a value of $509,200 in addition to qualifying first mortgage loans totalling $6,778,077.

      An analysis of the activity in the allowance for loan losses for the years ended December 31, 1998, 1997 and 1996 is presented below:

                                                                                     1998         1997          1996
                                                                                     ----         ----          ----

               Balance at beginning of year                                       $   480,544      133,342         -
               Provision charged to operations                                        255,640      433,694       134,000
               Loans charged off                                                     (188,456)     (87,254)         (658)
               Recoveries                                                              21,457          762          -
                                                                                      -------      -------       -------
               Balance at end of year                                             $   569,185      480,544       133,342
                                                                                      =======      =======       =======

(4)   Premises and Equipment
      Premises and equipment at December 31, 1998 and 1997 are summarized as follows:

                                                                                                 1998           1997
                                                                                                 ----           ----

               Land                                                                      $         589,669       524,669
               Land improvements                                                                   235,065       133,506
               Buildings and improvements                                                        1,472,842     1,268,270
               Furniture, fixtures and equipment                                                   735,292       482,265
               Construction in progress                                                              -             5,066
                                                                                                 ---------     ---------
                                                                                                 3,032,868     2,413,776

               Less: Accumulated depreciation                                                      306,680       142,426
                                                                                                 ---------     ---------
                                                                                         $       2,726,188     2,271,350
                                                                                                 =========     =========

      Depreciation expense was $170,881, $146,118 and $49,318 for the years ended December 31, 1998, 1997 and 1996, respectively.

                          GREATER ROME BANCSHARES, INC.

(5)   Time Deposits
      The scheduled maturities of time deposits as of December 31, 1998 are as follows:

                           1999                                    26,469,385
                           2000                                     3,786,949
                           2001                                       551,202
                           2002                                       727,315
                                                                  -----------
                                                                $  31,534,851
                                                                  ===========
(6)   Income Taxes
      The components of income tax expense (benefit) for the years ended December 31, 1998 and 1997 are as follows:

                                                                                                  1998          1997
                                                                                                  ----          ----

                             Currently payable                                            $        100,964       -
                             Deferred tax benefit                                                   (3,758)     (30,988)
                             Change in valuation allowance                                            -        (217,295)
                                                                                                   -------      -------

                                                                                          $         97,206     (248,283)
                                                                                                   =======      =======



      The differences between the income tax expense or benefit and the amount computed by applying the statutory federal income tax rate to the income or loss before income taxes for the years ended December 31, 1998, 1997 and 1996 relate primarily to the benefit of net operating loss carryforwards not recognized and changes in the valuation allowance.

      The following summarizes the sources and expected tax consequences of future taxable deductions which comprise the net deferred taxes:

                                                                                                   1998         1997
                                                                                                   ----         ----

             Deferred tax assets:
               Deferred pre-opening expenses                                                   $     44,987       54,046
               Allowance for loan losses                                                            176,609      159,640
               Operating loss carryforwards                                                          29,924       53,951
               Deferred compensation                                                                 28,470       -
               Other                                                                                 12,505        1,712
                                                                                                    -------      -------

                 Total gross deferred tax assets                                                    292,495      269,349

             Deferred tax liability:
               Premises and equipment                                                               (40,454)     (21,066)
               Net unrealized gains on securities available for sale                                 (2,127)       -
                                                                                                    -------      -------

                                                                                                    (42,581)     (21,066)

                 Net deferred taxes                                                            $    249,914      248,283
                                                                                                    =======      =======

      At December 31, 1998, the Company had a state net operating loss carryforward for tax purposes of approximately $838,000 which will begin to expire in 2009 if not previously utilized.

                          GREATER ROME BANCSHARES, INC.

              Notes to Consolidated Financial Statements, continued

(7)   Lines of Credit
      At December 31, 1998, the Bank had fixed rate advances outstanding from the Federal Home Loan Bank (FHLB) of Atlanta amounting to $5,000,000. The following advances required monthly or quarterly interest payments:

                                Advance        Interest Rate      Maturity                   Call Feature
                                -------        -------------      --------                   ------------

                         $     2,000,000           5.66%          9/24/02             Callable September 24, 1999
                               1,000,000           5.45%          9/08/00       Callable quarterly after March 8, 1998
                               1,000,000           5.40%          6/18/03               Callable June 18, 2000
                               1,000,000           4.97%         10/16/00                         -

      At December 31, 1997, the Bank had fixed rate advances outstanding from the Federal Home Loan Bank (FHLB) of Atlanta amounting to $4,000,000. The following advances required monthly or quarterly interest payments:

                                Advance        Interest Rate      Maturity                   Call Feature
                                -------        -------------      --------                   ------------

                         $     1,000,000           5.93%          7/16/98                          -
                               2,000,000           5.66%          9/24/02             Callable September 24, 1999
                               1,000,000           5.45%           9/8/00       Callable quarterly after March 8, 1998

      The FHLB advances are secured by the Bank's stock in the FHLB and its 1-4 family first mortgage loans. As of December 31, 1998 and 1997 the Bank pledged $6,778,077 and $5,613,148, respectively, as collateral to the FHLB borrowings. If called, the advances will be converted into a three month LIBOR-based floating rate advance at three month LIBOR flat.

(8)   Stockholders' Equity
      Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory capital and retained net earnings in prior years. At December 31, 1998, the Bank could not pay the Company a dividend without obtaining prior regulatory approval.

      Shares of preferred stock may be issued from time to time in one or more series as may be established by resolution of the board of directors of the Company. Each resolution shall include the number of shares issued, preferences, dividend provisions, special rights and limitations as determined by the board.

(9)   Stock Incentive Plan
      The Company has a Stock Incentive Plan whereby 105,000 shares of common stock have been reserved for issuance pursuant to the plan, which may include options, stock appreciation rights, stock awards, dividend equivalent rights, performance unit awards, or phantom shares. Incentive stock options are granted to employees at exercise prices not less than fair market value at the date of grant. The options vest evenly over four and five year periods and are exercisable no later than ten years from the date of grant. At December 31, 1998, 33,000 options were available for distribution.

                          GREATER ROME BANCSHARES, INC.

              Notes to Consolidated Financial Statements, continued

(9)   Stock Incentive Plan, continued
      During 1997 the Board of Directors of the Company granted options to purchase shares of common stock in the Company to the non-employee directors of the Company and the Bank. Each of the ten non-employee directors was awarded an option to purchase 3,500 shares at an exercise price of $10, which was equal to the fair market value at the date of grant. The options vest evenly over a four year period and are exerciseable no later than ten years from the date of grant.

      A summary status of the Company's stock plans as of December 31, 1998, 1997 and 1996, and changes during the years, are presented below:

                                                     1998                       1997                      1996
                                             ----------------------     ---------------------    -----------------------
                                                         Weighted                  Weighted                  Weighted
                                                         Average                    Average                   Average
                                                         Exercise                  Exercise                  Exercise
                                             Shares       Price        Shares        Price       Shares        Price
                                             ------       -----        ------        -----       ------        -----

      Outstanding, beginning of year           99,000       $ 10.00       63,000       $10.00      -
      Granted during the year                  14,000       $ 11.00       37,000       $10.00      63,000         $10.00
      Exercised during the year                (1,600)      $ 10.00
      Forfeited during the year                (4,400)      $ 10.00       (1,000)      $10.00      -
                                              -------                     ------

      Outstanding, end of year                107,000       $ 10.13       99,000       $10.00      63,000         $10.00
                                              =======                     ======                   ======

      Options exercisable at year end          35,000       $ 10.00       17,200       $10.00        -             -
                                               ======                     ======                   ======

      Weighted average fair value of
      options granted during the year                      $4.98                      $3.79                        $4.12
                                                           ========                   =====                        =====
      Range of exercise prices                           $10 to $11
      Weighted average remaining
      contractual lives (years)                                8.23

      The Company is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense over the vesting period or immediately if only subject to a service requirement and the award is expected to vest. The Company has chosen not to adopt these cost recognition principles. No compensation expense has been recognized in 1998, 1997 and 1996 related to the stock option plan. Had compensation cost been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

                                                                                    1998          1997          1996
                                                                                    ----          ----          ----

      Net earnings (loss)                   As reported                      $        374,237       41,943     (396,474)
                                            Proforma                         $        304,525      (42,649)    (557,401)

      Earnings (loss) per share             As reported                      $           0.53         .06          (.57)
                                            Proforma                         $           0.47        (.06)         (.80)

      Diluted earnings (loss) per share     As reported                      $           0.53         .06          (.57)
                                            Proforma                         $           0.47        (.06)         (.79)


      The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 1998 and 1997: no dividend yield, a risk free interest rate of 4.7% and 5%, respectively, and an expected life of 10 years for both years. For disclosure purposes, the Company immediately recognized the expense assuming that all awards will vest.

                          GREATER ROME BANCSHARES, INC.

              Notes to Consolidated Financial Statements, continued

(10)  Defined Contribution Plan
      The Company adopted a 401(k) profit sharing plan, effective January 1, 1997, covering substantially all employees subject to certain minimum age and service requirements. Employer contributions to the plan are determined annually by the Board of Directors. There were contributions totalling $6,093 for the year ended December 31, 1998. No contributions to the plan were made in previous years.

(11)  Related Party Transactions
      The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Bank that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans and deposits to other persons.

      During 1998, the Company made payments to a related party totalling approximately $101,500 in connection with the construction of the East Rome branch.

      Additionally, the following table summarizes related party loan activity during 1998:

             Beginning balance               $       549,827
             New loans                             1,522,417
             Repayments                             (870,694)
                                                   ---------

             Ending balance                  $     1,201,550
                                                   =========

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

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the institution's category.

                          GREATER ROME BANCSHARES, INC.

              Notes to Consolidated Financial Statements, continued


(12)  Regulatory Matters, continued
      The Bank's actual capital amounts and ratios are also presented below. Risk weighted assets are as of December 31. Average assets are for the fourth quarter of the year. Consolidated amounts do not materially differ from Bank only capital amounts and ratios:

                                                                                                        To Be Well
                                                                                                    Capitalized Under
                                                                            For Capital             Prompt Corrective
                                                    Actual               Adequacy Purposes          Action Provisions
                                                    ------               -----------------          -----------------
                                               Amount        Ratio        Amount        Ratio        Amount       Ratio
                                               ------        -----        ------        -----        ------       -----
      As of December 31, 1998:
      Total Capital
      (to Risk Weighted Assets)                 $7,074,000      16%       $ 3,607,000        8%     $ 4,509,000       10%
      Tier 1 Capital
      (to Risk Weighted Assets)                $ 6,510,000      14%       $ 1,804,000        4%     $ 2,706,000        6%
      Tier 1 Capital
      (to Average Assets)                      $ 6,510,000      11%       $ 2,386,000        4%     $ 2,983,000        5%

      As of December 31, 1997:
      Total Capital
      (to Risk Weighted Assets)                $ 6,456,000      20%        $2,534,000        8%     $ 3,167,000       10%
      Tier 1 Capital
      (to Risk Weighted Assets)                $ 6,059,000      19%        $1,267,000        4%     $ 1,900,000        6%
      Tier 1 Capital
      (to Average Assets)                      $ 6,059,000      14%        $1,691,000        4%     $ 2,114,000        5%

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

                          GREATER ROME BANCSHARES, INC.

              Notes to Consolidated Financial Statements, continued

(13)  Commitments, continued
      The following summarizes commitments as of December 31, 1998 and 1997.

                                                                                                   Approximate
                                                                                                 Contract Amount
                                                                                                 ---------------
                                                                                               1998           1997
                                                                                               ----           ----
               Financial instruments whose contract amounts represent credit risk:
                   Commitments to extend credit                                        $     4,192,000     3,949,000
                   Standby letters of credit                                           $        30,000       182,000
                   Credit card guarantees                                              $       129,650        80,500


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

(14)  Supplemental Financial Data

      Components of other operating expenses in excess of 1% of total interest and other income for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                                                               1998            1997           1996
                                                                               ----            ----           ----

        Professional fees                                              $         109,381          87,142         55,098
        Advertising and marketing                                      $          72,122          50,156         64,861
        Processing fees                                                $         150,500          96,508         71,417
        Supplies                                                       $          43,685          36,156         43,819



                          GREATER ROME BANCSHARES, INC.

              Notes to Consolidated Financial Statements, continued


(15)   Greater Rome Bancshares, Inc. (Parent Company Only) Financial Information

                                                      Balance Sheets

                                                December 31, 1998 and 1997

                                                          Assets
                                                          ------
                                                                                           1998          1997
                                                                                           ----          ----

Cash                                                                                $         3,555          5,863
Federal funds sold                                                                           70,000         70,000
Securities available for sale                                                               201,156        200,844
Investment in Bank                                                                        6,514,416      6,077,548
Other assets                                                                                 30,526         70,834
                                                                                         ----------      ---------

                                                                                    $     6,819,653      6,425,089
                                                                                          =========      =========

                                            Liabilities and Stockholders' Equity
                                            ------------------------------------

Other liabilities                                                                   $         7,700          2,064
Stockholders' equity                                                                      6,811,953      6,423,025
                                                                                          ---------      ---------

                                                                                    $     6,819,653      6,425,089
                                                                                          =========      =========


                                                  Statements of Operations

                                    For the Years Ended December 31, 1998, 1997 and 1996

                                                                              1998          1997          1996
                                                                              ----          ----          ----

  Interest income                                                    $          15,877        15,852        15,742
                                                                               -------       -------       -------

  Other operating expenses                                                      72,912        31,653         9,624
                                                                               -------       -------       -------

    (Loss) earnings before income tax benefit and
      undistributed earnings (loss) of Bank                                    (57,035)      (15,801)        6,118

  Income tax (expense) benefit                                                  (5,155)       46,072         -
                                                                               -------      --------      --------

    Earnings (losses) before equity in undistributed
      earnings (losses) of Bank                                                (62,190)       30,271         6,118

  Equity in undistributed earnings (losses) of Bank                            436,427        11,672      (402,592)
                                                                               -------       -------      --------

    Net earnings (loss)                                              $         374,237        41,943      (396,474)
                                                                               =======       =======      ========


                          GREATER ROME BANCSHARES, INC.

              Notes to Consolidated Financial Statements, continued

(15) Greater Rome Bancshares, Inc. (Parent Company Only) Financial Information, continued

                                                 Statements of Cash Flows

                                   For the Years Ended December 31, 1998, 1997 and 1996

                                                                                 1998          1997          1996
                                                                                 ----          ----          ----

        Cash flows from operating activities:
          Net earnings (loss)                                             $       374,237       41,943    (396,474)
          Adjustments to reconcile net earnings (loss) to net
           cash used in operating activities:
              Equity in undistributed earnings (losses) of Bank                  (436,427)     (11,672)    402,591
              Depreciation and amortization                                        20,542        7,490       7,448
              Other                                                                23,340      (48,292)    (60,489)
                                                                                ---------     --------    ---------

                Net cash used in operating activities                            (18,308)      (10,531)    (46,924)
                                                                                ---------     ---------   ---------

        Cash flows from investing activities, consisting of
          purchase of securities available for sale                                -          (200,188)       -
                                                                                ---------     ---------   ---------

        Cash flows from financing activities, consisting of
          proceeds from exercise of stock options                                  16,000        -             -
                                                                                ---------     ---------   ---------

        Net change in cash and cash equivalents                                    (2,308)    (210,719)     (46,924)
        Cash and cash equivalents at beginning of period                           75,863      286,582      333,506
                                                                                ---------     ---------   ---------

        Cash and cash equivalents at end of period                        $        73,555       75,863      286,582
                                                                                =========     =========    ========

        Noncash investing and financing activities:
          Change in unrealized gain on securities available
            for sale                                                      $        (1,309)       3,125        1,660


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Articles of Incorporation authorize it to issue up to 10,000,000 shares of Common Stock, par value $.01 per share, of which 701,600 shares have been issued. The Company has not declared or paid any dividends. All shares of the Company's Common Stock are entitled to share equally in dividends when, as and if declared by the Company's board of directors. The Company does not plan to declare any dividends in the immediate future. The source of funds for the payment of dividends by the Company is the payment of dividends by the Bank to the Company. A condition to the approval by the Georgia Department of Banking and Finance (the "DBF") of the Bank's charter application and the Company's application for approval to become a bank holding company is that the Bank will not pay any dividends without the DBF's prior approval until the Bank has made a cumulative profit.

There is currently no market for the Common Stock and there are no present plans for the Company's Common Stock to be traded on any stock exchange or in the over the counter market. As a result, investors who need or wish to dispose of all or part of their Common Stock may be unable to do so except in private, directly negotiated sales. The Company has approximately 680 shareholders.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure and other financial items; (2) statements of plans and objectives of the Company or its management or Board of Directors, including those relating to products or services; (3) statements of future economic performance; and (4) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those in such statements. Facts that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (1) the strength of the U.S. economy in general and the strength of the local economies in which operations are conducted; (2) the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (3) inflation, interest rate, market and monetary fluctuations; (4) the timely development of and acceptance of new products and services and perceived overall value of these products and services by users;
(5) changes in consumer spending, borrowing and saving habits; (6) Year 2000 issues and technological changes; (7) acquisitions; (8) the ability to increase market share and control expenses; (9) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Company and its subsidiary must comply;
(10) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board; (11) changes in the Company's organization, compensation and benefit plans; (12) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and (13) the success of the Company at managing the risks involved in the foregoing.

Such forward-looking statements speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

FINANCIAL CONDITION

As of December 31, 1998, the Company had concluded almost three years of banking operations with $61.4 million in total assets, up $16.6 million over year-end 1997. Total deposits increased $15.3 million over year-end 1997 to $48.9 million. Net loans outstanding increased $11.6 million over year-end 1997 to $41.4 million. The Bank's loan-to-asset ratio at December 31, 1998 was 68.7%, compared to 68.1% at year-end 1997. All of the Bank's growth in deposits and loans has come from the local market. Management attributes this growth to a relatively stable local economy combined with competitive banking services delivered by a locally owned and operated community bank. The Bank has established itself as one of only two locally owned and operated community banks in its market, which has been dominated by regional banks and fragmented by credit unions over the past several years.

In the second quarter of 1998, the Bank finished construction of a branch banking facility at 800 East Second Avenue in Rome (the "East Rome Office"), approximately two miles south of the Bank's main office. The East Rome Office opened for business in the first week of June 1998. It is a full service branch office with three drive-up banking lanes and has a drive-up ATM.

The East Rome site was acquired for $211 thousand in the first quarter of 1997. The cost of the facility, including site work, furniture, fixtures and equipment was $523 thousand. Management projects that the new office should be making a contribution to earnings after twelve months of operations and should position the Bank to more fully service the greater Rome market. Deposit growth at the East Rome Office was $4.2 million through December 31, 1998, which was ahead of budget.

The banking industry continues to experience competition from non-banks for deposit and investment type products. Competition for local deposit dollars continues to put upward pressure on the cost of deposits. In the current market environment, management has found that the Bank can borrow term funds from wholesale resources at rates that are competitive with the cost of local certificates of deposit. The Bank's Asset/Liability Management Committee has adopted policies designed to diversify funding sources in the event that local market deposits become less available and even more costly. Within limits, the Bank may obtain funding from brokered certificates of deposit and other forms of wholesale borrowing, such as the Federal Home Loan Bank and term repurchase agreements. These policies should allow the Bank to continue to meet the local market's credit demands and provide the flexibility to obtain funding from various sources at optimum rates. While this policy provides greater funding flexibility, the Bank continues to place primary funding emphasis on local deposit growth. As of December 31, 1998, the Bank had no brokered deposits.

Capital

At December 31, 1998, the Bank's capital position was in excess of FDIC minimum guidelines to qualify as "well capitalized". Based on the level of the Bank's risk weighted assets at quarter end, the Bank had $2.5 million more capital than necessary to satisfy the "well-capitalized" criteria. The Bank's capital adequacy is monitored quarterly by the Bank's Asset/Liability Committee, as asset and liability growth, mix and pricing strategies are developed.

Assuming the Bank continues to grow with a risk-weighted asset mix consistent with its historical experience, and that it has reasonable earnings and maintains asset quality, the Bank's capital will approach the minimum limits for well-capitalized when its assets are approximately $100 million. While there are no assurances that the Bank will continue to experience rapid growth, management must anticipate such growth and make plans for sufficient capital to support it. Management and the Board are currently developing capital growth strategies.

Liquidity

Management monitors its liquidity position daily and the Asset Review Committee reviews a liquidity management report on a weekly basis, which reflects the Bank's results against policy guidelines and the Bank's unfunded commitments and capital position. The reports reflect funding capacity projections based on capital limits and policy limits assuming no further local market deposit growth (a worst case scenario). As of December 31, 1998, the Bank had unfunded loan commitments, primarily on commercial lines of credit, totaling $4.4 million.

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

Management considers the Bank's internal and external liquidity resources to be adequate to handle expected growth and normal cash flow demands from existing deposits and loans. For 1998, deposit growth exceeded loan growth by $3.7 million. Securities held to maturity remained at $6.3 million, and the securities available for sale increased $2.6 million to $4.8 million. Investment securities were purchased in order to improve the yield on the Bank's internal liquidity resources. The available for sale classification was increased in order to enhance the financial flexibility of the Bank's investment portfolio. At December 31, 1998, the weighted average life of the Bank's security portfolio was 3.5 years with a weighted average tax equivalent yield of 5.95%. All of the Bank's investment securities, except for $1.4 million in municipal bonds, are available as collateral for borrowings under either repurchase agreements with its correspondent banks or advances from the Federal Home Loan Bank ("FHLB").

At December 31, 1998, the Bank had $5.0 million in advances from the FHLB of Atlanta. These advances were obtained to improve the Bank's cost of funds and to improve interest rate risk exposure. They are secured by the Bank's investment in first mortgage real estate loans and FHLB stock.

The FHLB has call options on $4.0 million of these advances. If call options are exercised on any of the advances, they will be converted into a three-month LIBOR-based floating rate advance at three-month LIBOR flat. The most likely reason for the advances to be called would be if interest rates rose sufficiently to present better investment alternatives for the FHLB. In the event of a call, management will evaluate its funding alternatives, given its interest rate risk profile at the time.

Net deposit growth, federal funds sold and marketable securities provide the primary liquidity resource for loan disbursements and Bank working capital. The Bank's investment securities portfolio provides liquidity in the form of financing through master repurchase agreements executed with the Bank's correspondent banks. At year end the funds available for liquidity purposes consisted of $9.8 million in securities (eligible for sale under repurchase agreements), plus Federal funds sold and other short-term bank deposits of $3.3 million, for a total of $13.1 million. Under these repurchase agreements, margin requirements range from 3% to 10% of the current market value of the underlying security, and the borrowing rate tends to have a spread of approximately 25 to 40 basis points over the Federal funds sold rate. The repurchase agreements allow the Bank to raise funds out of its total securities portfolio without being forced to sell the securities and recognize gains or losses as a result of the sale. In addition to these sources of funds, the Bank has unsecured Federal funds purchase lines of credit totaling $4.5 million, $4.0 million of which were available at year end. The correspondent banks may revoke these lines at any time.

FHLB membership provides an additional source of liquidity through credit programs, which can provide term funding for up to 10 years and, in certain qualified programs, up to 20 years. The Bank's first mortgage loans are assigned as collateral for such financing. The Bank has $6.3 million in eligible residential first mortgage loans that have been assigned to the FHLB. These loans provide approximately $5.1 million in lendable value. The Bank also has $7.8 million in commercial mortgage loans that may qualify as collateral for advances with the FHLB.

RESULTS OF OPERATIONS

The Company had net earnings of $374,237 ($0.53 per share) for 1998 as compared to net earnings of $41,943 ($0.06 per share) for 1997.

Net Interest Income

Net interest income increased $723,228 in 1998 to $2,302,130. This was primarily due to the increase in average earning assets from $32.2 million for 1997 to $50.0 million for 1998. The net yield on average earning assets, before the provision for loan losses, was 4.61% for 1998. This compares to 4.91% for 1997. The lower yield for 1998 was primarily due to the increase in funding costs attributable to the increase in interest bearing deposits as a percent of earning assets. In 1998 average interest bearing funding was 83% of average earning assets. In 1997 average interest bearing funding was 78% of average earning assets.

Summary of Loan Loss Experience

    Allowance for possible loan losses                  1998             1997
    ----------------------------------                  ----             ----
Balance at the beginning of the period           $         480,544         133,342

Charge-offs:
    Commercial                                             107,607           -
    Real estate - mortgage                                   2,924           -
    Consumer loans                                          77,925          87,254
                                                   ---------------- ---------------
    Total                                                  188,456          87,254
                                                   ---------------- ---------------
Recoveries:
    Consumer loans                                          21,457             762
                                                   ---------------- ---------------
    Total                                                   21,457             762
                                                   ---------------- ---------------
Net charge-offs:                                           166,998          86,492
Additions charged to operations                            255,640         433,694
                                                   ---------------- ---------------
Balance at end of period                         $         569,185         480,544
                                                   ================ ===============
Average loans outstanding                        $      36,596,138      22,517,410
Ratio of net charge-offs to average loans                    0.46%           0.38%


The provision for loan losses was $255,640 for 1998, down 178,054 from 1997. In 1997, the $433,694 provision expense was primarily determined by reference to a target ratio. The ratio of the loss reserve to total loans was targeted to be 1.50% by the end of 1997, when the Bank would be almost two years old. Management adopted this methodology, by reference to peer information, in order to build the loss reserve for the Bank's new loan portfolio. More traditional methods of determining loan loss provisions are based on historical loan portfolio performance, including analysis of historical charge-offs and recoveries, detailed loan reviews and portfolio reviews, loan growth and changing economic conditions. Since the Bank had only limited history, the target ratio method was determined to be more appropriate for the first two years.

In the fourth quarter of 1998, management evaluated the history of the Bank's loan charge-offs and reviewed the credit risk in the Bank's loan portfolio. Furthermore, an independent credit review was conducted in early January 1999, to validate the credit risk classifications as of December 31, 1998. Based on the results of these reviews, management and the board modified the loan loss reserve policy to eliminate the target balance ratio method. Under the revised policy, management and the board will evaluate the adequacy of the loan loss reserve on a quarterly basis. This evaluation considers historical loan losses by risk grade under each major category of loans, i.e., commercial, real estate and consumer. It also considers current portfolio risk, industry concentrations and the uncertainty associated with changing economic conditions.

In addition, management performs an on-going loan review process. All new loans are risk rated under loan policy guidelines. On a monthly basis, the composite risk ratings are evaluated in a model that assesses the adequacy of the current allowance for loan losses, and this evaluation is presented to the Board of Directors each month. On a weekly basis, loan reviews are performed for compliance with underwriting policy on new loans and presented in the weekly Asset Review Committee meeting. Large loans are reviewed periodically. Risk ratings may be changed if it appears that new loans may not have received the proper initial grading or, if on existing loans, credit conditions have improved or worsened.

Management expects to incur losses on loans from time to time when borrowers' financial conditions deteriorate. Where feasible, loans charged down or charged off will continue to be collected. Management considers the year end allowance adequate to cover potential losses in the loan portfolio.

Allocation of the Allowance for Loan Losses
-------------------------------------------

Under the Bank's credit risk Loan Grading Policy, each loan in the portfolio is assigned one of the following risk grades:

                  Grade                       Short Definition
                  -----                       ----------------
                    1         Total absence of credit risk
                    2         Minimal credit risk
                    3         Average credit risk
                    4         Acceptable, but more than average credit risk
                    5         Greater than normal credit risk
                    6         Excessive credit risk
                    7         Potential loss
                    8         Uncollectable

The policy provides more explicit guidance on the application of risk grades. On a monthly basis, loan balances are aggregated for each grade and a loan loss allowance is calculated using factors that represent management's estimate of the allowance applicable to each grade. These factors are compared to historical charge-offs for reasonableness and adjusted, as necessary.

At December 31, 1998 the allowance for loan losses was allocated by grade as follows:

                           Number of       Loan                   Calculated
                  Grade      Loans        Balance         Factor    Reserve
                  -----      -----        -------         ------    -------
                    1            5         146,778          0.00%      -
                    2           16         223,661          0.10%       224
                    3        1,173      29,489,735          0.33%    97,316
                    4          672      11,322,704          0.75%    84,920
                    5           34         636,840          5.00%    31,842
                    6           13         157,112         15.00%    23,567
                    7          -               -           50.00%      -
                    8          -               -          100.00%      -
                            ------      ----------                  -------
                   Total     1,913      41,796,830                  237,869
                             =====      ==========
                                      Unallocated                   331,316
                                                                    -------
                                      Total loss reserve            569,185
                                                                    =======

At December 31, 1997 the allowance for loan losses was allocated by grade as follows:

                           Number of       Loan                   Calculated
                  Grade      Loans        Balance         Factor    Reserve
                  -----      -----        -------         ------    -------
                    1            2           5,640          0.00%      -
                    2            8         163,052          0.10%       163
                    3          771      20,833,144          0.33%    68,749
                    4          523       9,210,791          0.75%    69,081
                    5            6          53,250          5.00%     2,663
                    6            4          23,398         15.00%     2,340
                    7          -               -           50.00%      -
                    8          -               -          100.00%      -
                            ------      ----------                  -------
                   Total     1,314      30,289,275                  142,996
                             =====      ==========
                                      Unallocated                   337,548
                                                                    -------
                                      Total loss reserve            480,544
                                                                    =======

The approximate anticipated amount of charge-offs by risk grade for 1999 is:

                                                      Projected
                                        Grade        Charge-offs
                                        -----        -----------
                                          1       $       -
                                          2                 107
                                          3              46,639
                                          4              40,699
                                          5              15,260
                                          6              11,295
                                          7               -
                                          8               -
                                                       --------
                                        Total     $     114,000
                                                       ========

Risk Elements

                                                               1998       1997
                                                               ----       ----
Nonaccrual, Past Due and Restructured Loans
-------------------------------------------
Nonaccrual loans                                       $    150,599   30,805
Accruing loans contractually past due 90 days or more  $      -          -
Troubled debt restructurings                           $      -          -

The amount of interest that would have been included in income on the above non-accrual loans if they had been current in accordance with their original terms was $9,434 in 1998 and $1,127 in 1997. The amount of interest that was included in interest income on the above loans was $8,572 in 1998 and $1,994 in 1997.

The Bank's policy is to place loans on non-accrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful. Any loan that becomes 90 days past due as to principal or interest is automatically placed on non-accrual, unless corrective action is certain and imminent.

Potential Problem Loans
-----------------------
At year end, management had identified loans totaling $106,000 that were not past due 90 days or more, but in which management has serious doubts as to the ability of the borrower to comply with the present loan repayment terms. Potential losses are not currently expected on these loans given their collateral positions and the ability of the borrowers to continue servicing the debt, albeit on more favorable terms than originally agreed. Of these loans, $96,806 was restructured as troubled debt in the first quarter of 1999.

Non-interest Income and Expenses

Non-interest income increased $132,423 (83%) in 1998 to $291,287 from 1997. Service charges on deposit accounts increased $50,338 (52%) to $147,718. Mortgage origination fees were $103,229 in 1998 and $23,374 in 1997.

Service charges on deposit accounts are evaluated annually against service charges from other banks in the local market and against the Bank's own cost structure in providing the deposit services. This income continues to grow with the growth in the Bank's demand deposit account base.

Mortgage fee income was greater in 1998 due to a favorable interest rate environment and because the secondary market mortgage program was fully operational for all of 1998 compared to half of 1997. The mortgage origination fee income is less stable than the other service income. It will tend to diminish with rising interest rates and can also be reduced by competition from mortgage sources that are not local.

Non-interest expenses increased $355,922 or 24% to $1,866,334 for 1998 over 1997. Average earning assets for 1998 increased $17.8 million or 55% to $50.0 million over 1997. The Bank's operating efficiencies continue to improve.

Salaries and benefits for 1998 increased $119,571 or 14% to $953,984 over 1997. This is due primarily to the growth in the number of full-time-equivalent employees from 23 in the fourth quarter of 1997 to 30 in the fourth quarter of 1998. This increase is primarily due to the addition of the East Rome office.

Occupancy costs for 1998 increased by $52,398 or 21% to $308,027 over 1997. This increase is primarily due to the addition of the East Rome office.

Other operating expenses increased in 1998 by $183,953 or 44% to $604,323. The more significant items of other operating expenses were: 1) account processing expenses, which increased 55% to $150,500; 2) advertising and marketing expenses, which increased 44% to $72,122; 3) professional fees, which increased 26% to $109,381; and 4) supplies, which increased 21% to $43,685. Most of these increases are due to the higher volume of business associated with the Bank's growth. Management continues to focus on improving operating expense efficiencies, through the use of current banking technologies, outsourcing solutions and human resource training and development. In the first quarter of 1998, the Bank implemented its telephone banking service, which provides customers with access to their account information 24 hours a day, seven days a week, and allows the customers to initiate certain transactions such as funds transfers. A drive-up ATM was installed at the East Rome office in the third quarter of 1998.

Income before income taxes improved over 1997 by $677,783 to $471,443 in 1998. The Company's earnings became fully taxable for federal income tax purposes in 1998, as a result of fully utilizing its federal net operating loss during the year. In 1997, the Company recognized an income tax benefit of $248,283 attributable to its deferred tax assets.

Interest Rate Sensitivity

Improvement in the Company's earnings depends upon continued earning asset growth, good asset quality and a relatively stable economic environment. Management feels it is reasonable for the Bank to continue to experience steady earning asset growth as long as interest rates remain relatively stable.

The Bank uses a third party interest rate risk analysis product, which quantifies the amount of risk to the net interest margin and to the current market value of equity. It produces a composite analysis of several approaches including GAP analysis, rate shocks in 100 point increments, up and down 400 basis points and simulation modeling.

As with any model, many assumptions have to be made about the repricing attributes of the Bank's assets and liabilities. Where industry experience seems appropriate, such assumptions are used. Given the extremely competitive market for the public's investing and savings dollars, the "basis risk", or lack of correlation between changes in the yields on U.S. Treasury securities and customer deposit rates, seems to be getting greater. In simpler terms, if the one-year T-bill falls in yield by 100 basis points, it is unlikely that one-year time deposits will roll down by 100 basis points at maturity. Management, throughout the banking industry, is continually challenged by the changing nature of financial services and the investing public's quest for greater returns. Such uncertainty increases the uncertainty about the conclusiveness of the interest rate risk models.

The Asset/Liability Committee monitors the Bank's exposure to interest rate risk on a quarterly basis. As of its most recent review, the effect of an immediate and simultaneous change in interest rates, either up or down by 200 basis points, on the Bank's net interest income and on its economic value of equity was calculated to be within policy limits. The net interest income policy limit specifies that the amount of adverse impact to net interest income due to interest rate risk is limited to no more than 10% of projected net interest income for the following 12 months, assuming a 200 basis point change in interest rates. The economic value of equity policy limit specifies that the adverse effect of a similar rate change on the economic value of equity is limited to no more than 25% of the Bank's current capital.

YEAR 2000 PROCESSING RISK

The Board and management consider the Year 2000 ("Y2K") computer processing risk to be a serious risk for all businesses that depend on computer hardware and software to perform the critical functions of their businesses. Year 2000 computer processing risk is defined as the risk associated with computer hardware or software that fails to process data or operate in the manner for which it was designed as a result of century date changes. This risk encompasses hardware and software owned, leased, licensed or otherwise used (1) by the Company or (2) by vendors upon which the Company depends for its mission critical functions or (3) by customers with which the Company has a material relationship. In the third quarter of 1997, the Board established a Y2K Policy and Y2K Compliance
Committee to address this risk. The Committee is headed by senior management, meets monthly, and reports monthly to the full Board.

The Company's State of Readiness

The Company and Bank do not use proprietary computer hardware or software. (The Company has no hardware or software dependencies other than through the Bank; hence, all further corporate references in this section will be to the Bank.) The Bank depends upon outsourced data processing services, third party software and PC hardware technology. Management has identified all mission critical hardware and software applications and is following the general guidelines promulgated by the Federal Financial Institutions Examination Council ("FFIEC") to assure that such applications will be renovated and tested before prescribed deadlines or contingency plans will be in the process of implementation.

The Bank has replaced all non-compliant hardware and software associated with the basic operation of its local area networks, wide area network and workstations and has completed testing and documentation of compliance for these systems. Additionally, the Bank's phone system has been tested and documented to be Y2K ready.

Various software is licensed to the Bank and maintained at its offices. It is used for new account platforms, teller transactions, network administration, office administration, ACH settlement reporting, cash letter settlement reporting, wire transfers, accounts receivable financing, accounts payable and telephone banking. Ten vendors provide this software and periodic updates. To date, all versions of this software currently used at the Bank have been reported by the vendors as Y2K compliant. All except for the new loan platform software and the accounts receivable financing software have been validated through tests performed by the Bank, or performed by other (proxy test) banks with operating environments similar to the Bank. The new loan platform software and the accounts receivable financing software are new releases that have been recently installed. Testing on these is scheduled for completion by the end of April 1999. Other than these two applications, which are warranted by the vendors as compliant, the Bank has completed testing and documenting compliance on its licensed software maintained at the Bank's offices.

The Bank's core processing, which maintains all customer record keeping, general ledger accounting and financial management information systems, is handled by Fiserv, Inc., an international data processing company, which specializes in financial institution data processing and serves 15% of all of the banks, credit unions and savings institutions in the U.S. Thousands of financial institutions with over fifty million customer accounts are processed on its systems. Accordingly, the Bank expects Fiserv to satisfy all regulatory requirements imposed upon bank data processors.

The Bank's Fiserv service center has reported that it has concluded its renovations and has implemented Y2K compliant software. Proxy tests, as defined by the FFIEC, have been concluded by representative client banks, and Fiserv delivered independently reviewed reports to the Bank in the fourth quarter of 1998. These reports were used to limit the scope, extent and cost of integrated testing expected to be performed by the Bank. Members of the Y2K Committee attended training conducted by Fiserv for the purpose of designing integrated test plans and test scripts with Fiserv. Integrated tests were conducted in the fourth quarter of 1998 and substantially completed by December 31, 1998, with all issues satisfactorily resolved.

At December 31, 1998, only one Fiserv application in current use remained to be tested and documented, and that was the item processing interface between Fiserv Atlanta, the Bank's item capture center, and Fiserv Bowling

Green, the Bank's data service center. This interface was tested in March 1999 and the results are currently being evaluated and documented. At this stage of the evaluation, the test results appear to be without exception.

In the second quarter of 1999, the Bank will be converting its ATM and debit card processor to Fiserv EFT. Fiserv EFT has reported that its software and network interfaces will have testing completed by June 30, 1999. Its most recent status report provides no reason to expect that such dates will not be satisfactorily met.

Fiserv Bowling Green has reported that it will keep the test environment available throughout 1999 to allow clients to refine test scripts and trouble-shoot product interfaces.

Based on the results of tests performed to date by the Bank and representations from the servicing vendors, substantially all of the Bank's mission critical hardware and software applications are Y2K ready. Except for the ATM and debit card processing, the Bank expects to conclude its integrated testing and compliance documentation in April 1999. The ATM and debit card processing tests are scheduled to be completed by the end of the second quarter of 1999.

Management has completed its assessment of the Bank's significant commercial loan relationships to determine how much Y2K risk may exist in the Bank's customer base. To the extent that such risk has been identified, management is requiring those customers to keep the Bank informed of their progress. Management's current plans are to help the Bank's customers understand the risks involved, to share the Bank's strategies and to encourage those customers to satisfy their compliance requirements on time lines that are consistent with those of the Bank. The Bank's loan agreements and credit review processes have been modified to address this risk. The Bank's contingency plans for customers who fail to adequately address this risk may include, but will not be limited to, requiring such customers to pay off their loans.

Other third parties with which the Bank has material relationships that may be adversely impacted by Y2K risks include its correspondent banks and the utility companies.

The Bank's primary correspondent bank provides numerous services, including cash letter settlements, federal funds sold and purchase lines, securities safekeeping services, securities settlements, wire settlements, ACH settlements, and ATM/debit card settlements. The Federal Home Loan Bank of Atlanta provides overnight investments and secured term financing. Two other correspondent banks provide federal funds sold and purchase lines. Written communications from these banks indicate that they have substantially completed the testing and implementation of all mission critical systems and their efforts in early 1999 appear to be shifting focus toward customer awareness and contingency planning.

The Bank's electric, gas, phone, water and sewer utility companies have provided limited information on their Y2K efforts. The electric, gas and phone vendors have indicated that they have assessed their systems and are implementing plans for renovation and testing. The electric and phone companies have indicated target dates for substantial completion of their plans by June 30, 1999. Their disclosures recognize the significant interdependencies on business relationships over which they have no direct control.

The Costs to Address the Company's Year 2000 Issues

The resource commitments and costs of implementing Y2K solutions on mission critical systems are currently estimated to be approximately $118,000. Approximately $94,000 of this was incurred in 1998, and the balance will be incurred in 1999. These costs include the cost of an independent consultant, who has been engaged to review the Bank's test plans, test results and contingency plans. At this time, the costs of implementing Y2K solutions on mission critical hardware and software are not expected to have a material impact on the results of operations.

The Risks of the Company's Year 2000 Issues

There can be no assurances that all hardware and software that the Bank will use, or that the Bank's customers, other vendors and utility companies will use, will be Year 2000 compliant. The Bank's customers, other vendors and utility companies may be negatively affected by the Year 2000 issue, and any difficulties incurred by them in solving Year 2000 issues could negatively affect their ability to perform their agreements with the Bank.

Currently, the most reasonably likely worst case Year 2000 scenario for the Bank appears to be one in which electrical service or phone service were disrupted to the community for an extended period. As noted above, the management of the risk associated with the Bank's computer hardware and software, its commercial customer risk and its correspondent bank risk is progressing as planned. The most likely source of problems currently appears to be with the utility companies, whose communications offer some limited assurances but are very broad and categorical. Electrical service is the most critical of the utilities. While the Bank cannot operate its systems without a continuous supply of electricity, short-term disruptions, such as occur with electrical storms, can be managed in the ordinary course of business.

Even if the Bank does not incur significant direct costs in connection with responding to the Year 2000 issue, there can be no assurance that the failure or delay of the Bank's customers, vendors or other third parties in addressing the Year 2000 issue or the costs involved in such process will not have a material adverse effect on the Bank's business, financial condition and results of operations.

The Company's Contingency Plans

The Board of Directors has approved a Disaster Recovery Policy and a Y2K Contingency Plan (collectively, the "Plans"). The Disaster Recovery Policy is designed to achieve a level of emergency preparedness that is broad in its scope, encompassing the risk of loss or business disruption resulting from unexpected events ranging from equipment failure to natural disasters. It is designed to: enable management continuity, designate alternative facilities, provide for alternative administrative, communication and data processing support, establish policies for data backup, record retention and retrieval, reinforce security policies, require reasonable levels of insurance, reinforce financial risk management policies, and establish organizational responsibility. The Y2K Contingency Plan is limited in scope to the Bank's computer hardware and software alternatives in the event that the Y2K efforts do not meet time-line expectations. Management believes that the Plans provide adequate guidance for most emergency circumstances that might be reasonably expected for the Bank's geographic location.

In an effort to more specifically address contingency planning related to possible Y2K disruptions, management is developing a Business Resumption Contingency Plan ("BRCP") under the framework of the Plans. The BCRP will address the evaluation of most reasonably likely worst case scenarios and the action plans required to limit the adverse consequences on the Bank's services. The BRCP will also address liquidity contingency planning. This will include use of the Federal Reserve discount window, the Federal Home Loan Bank's Y2K advance programs, and cash planning with the Bank's armored courier service. Validation plans will be included to test for effectiveness and viability. The Bank's independent Y2K consultant will review the BRCP. The BRCP is scheduled for substantial completion in June 1999.


                       DIRECTORS OF                                                DIRECTORS OF
               GREATER ROME BANCSHARES, INC.                                    GREATER ROME BANK
               -----------------------------                                    -----------------

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

                     M. Wayne Robinson                                          M. Wayne Robinson
  President of M. Wayne Robinson Builder Developer, Inc.      President of M. Wayne Robinson Builder Developer, Inc.

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

                       Paul E. Smith                                              Paul E. Smith
     Representative, District 12, Georgia Legislature            Representative, District 12, Georgia Legislature

                      W. Fred Talley                                              W. Fred Talley
   President, Fred Talley's Parkview Chapel Funeral Home      President, Fred Talley's Parkview Chapel Funeral Home

                     Martha B. Walstad                                          Martha B. Walstad
         Partner, Lake Toccoa Development Company                    Partner, Lake Toccoa Development Company
         (real estate development and management)                    (real estate development and management)



                   EXECUTIVE OFFICERS OF                                      EXECUTIVE OFFICERS OF
               GREATER ROME BANCSHARES, INC.                                    GREATER ROME BANK
               -----------------------------                                    -----------------

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

                   E. Grey Winstead, III                                          John W. Branam
                Chief Financial Officer and                                   Senior Vice President
               Principal Accounting Officer                                  Senior Lending Executive



Shareholders may obtain, without charge, a copy of Greater Rome Bancshares, Inc. 1998 Annual Report to the Securities and Exchange Commission on Form 10-KSB. Written requests should be addressed to: Robert L. Berry, Corporate Secretary, Greater Rome Bancshares, Inc., P.O. Box 5271, Rome, Georgia 30162-5271.