Form 10KSB, Exhibit 13
period 1999-12-31
GREATER ROME BANCSHARES INC
filed 2000-03-30
CIK 928484

GREATER ROME BANCSHARES, INC.
                                 AND SUBSIDIARY

                        Consolidated Financial Statements

                        December 31, 1999, 1998 and 1997

                 (with Independent Accountants' Report thereon)

                [LOGO OF PORTER KEADLE MOORE, LLP APPEARS HERE]

                            Porter Keadle Moore, LLP




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Greater Rome Bancshares, Inc.
Rome, Georgia

We have audited the accompanying consolidated balance sheets of Greater Rome Bancshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of earnings and comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greater Rome Bancshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                           /s/ Porter Keadle Moore, LLP


Atlanta, Georgia
February 18, 2000

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

                           Consolidated Balance Sheets

                           December 31, 1999 and 1998

                                                        Assets
                                                        ------

                                                                                             1999             1998
                                                                                             ----             ----
Cash and due from banks, including reserve
   requirements of $194,000 in 1999 and $108,000 in 1998                                $  1,882,436       1,240,284
Federal funds sold                                                                         2,889,000       2,132,000
Interest bearing deposits                                                                    258,216       1,137,526
                                                                                          ----------      ----------
     Cash and cash equivalents                                                             5,029,652       4,509,810

Securities available for sale                                                             12,863,973       4,834,617
Securities held to maturity                                                                1,878,932       6,307,534
Loans, net                                                                                55,090,512      41,352,500
Premises and equipment, net                                                                2,811,150       2,726,188
Accrued interest receivable                                                                  541,491         462,949
Bank owned life insurance                                                                  1,208,251         350,000
Federal Home Loan Bank Stock                                                                 450,000         509,200
Other assets                                                                                 538,170         389,044
                                                                                          ----------      ----------
                                                                                        $ 80,412,131      61,441,842
                                                                                          ==========      ==========


                                         Liabilities and Stockholders' Equity
                                         ------------------------------------

Deposits:
  Demand                                                                                $  8,244,704       6,009,623
  Interest - bearing demand                                                                5,396,309       3,579,780
  Savings                                                                                  9,560,218       7,733,706
  Time                                                                                    28,624,343      24,830,666
  Time, over $100,000                                                                     11,397,949       6,704,185
                                                                                          ----------      ----------

     Total deposits                                                                       63,223,523      48,857,960

Federal Home Loan Bank borrowings                                                          8,000,000       5,000,000
Securities sold under repurchase agreement                                                 1,500,000             -
Federal funds purchased                                                                          -           500,000
Accrued interest payable                                                                     144,166         101,204
Other liabilities                                                                            244,709         170,725
                                                                                          ----------      ----------

          Total liabilities                                                               73,112,398      54,629,889
                                                                                          ----------      ----------

Commitments

Stockholders' equity:
Preferred stock, par value $1.00 per share;
    100,000 shares authorized; no shares issued or outstanding                                   -               -
Common stock, par value $.01 per share; 10,000,000 shares authorized;
    701,600 and 701,600 shares issued and outstanding                                          7,016           7,016
Additional paid-in capital                                                                 6,946,101       6,946,101
Accumulated earnings (deficit)                                                               507,432        (144,640)
Accumulated other comprehensive (loss) income                                               (160,816)          3,476
                                                                                          ----------      ----------

          Total stockholders' equity                                                       7,299,733       6,811,953
                                                                                          ----------      ----------

                                                                                        $ 80,412,131      61,441,842
                                                                                          ==========      ==========



See accompanying notes to consolidated financial statements.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

          Consolidated Statements of Earnings and Comprehensive Income


              For the Years Ended December 31, 1999, 1998 and 1997

                                                                            1999           1998           1997
                                                                            ----           ----           ----
Interest income:
  Interest and fees on loans                                           $ 4,557,789      3,659,279      2,255,079
  Interest and dividends on investments                                    701,369        637,964        482,641
  Interest on federal funds sold and deposits with other banks             211,492        152,121        100,499
                                                                         ---------      ---------      ---------
     Total interest income                                               5,470,650      4,449,364      2,838,219
                                                                         ---------      ---------      ---------
Interest expense:
  Time deposits                                                          1,865,575      1,573,504        963,689
  Savings deposits                                                         309,925        261,753        160,563
  Interest bearing demand deposits                                          92,527         64,355         55,224
  Other                                                                    363,439        247,622         79,841
                                                                         ---------      ---------      ---------
     Total interest expense                                              2,631,466      2,147,234      1,259,317
                                                                         ---------      ---------      ---------
     Net interest income                                                 2,839,184      2,302,130      1,578,902

Provision for loan losses                                                  140,761        255,640        433,694
                                                                         ---------      ---------      ---------
     Net interest income after provision for loan losses                 2,698,423      2,046,490      1,145,208
                                                                         ---------      ---------      ---------
Other income:
  Service charges                                                          195,588        147,718         97,380
  Other                                                                    215,858        143,569         61,484
                                                                         ---------      ---------      ---------
     Total other income                                                    411,446        291,287        158,864
                                                                         ---------      ---------      ---------
Other expenses:
  Salaries and employee benefits                                         1,109,797        953,984        834,413
  Occupancy                                                                334,699        308,027        255,629
  Other operating                                                          696,389        604,323        420,370
                                                                         ---------      ---------      ---------
     Total other expenses                                                2,140,885      1,866,334      1,510,412
                                                                         ---------      ---------      ---------
     Income (loss) before income taxes                                     968,984        471,443       (206,340)

Income tax (expense) benefit                                              (316,912)       (97,206)       248,283
                                                                         ---------      ---------      ---------
     Net earnings                                                      $   652,072        374,237         41,943
                                                                         =========      =========      =========
Other comprehensive income before tax:

  Unrealized gains (losses) on securities available for sale
     arising during the period, net of (benefit) tax of $(100,525),    $  (164,292)        (1,309)         3,125
     $2,127 and $0                                                       ---------      ---------      ---------

Comprehensive income                                                   $   487,780        372,928         45,068
                                                                         =========      =========      =========
Net earnings per share                                                 $      0.93           0.53           0.06
                                                                         =========      =========      =========
Diluted net earnings per share                                         $      0.90           0.53           0.06
                                                                         =========      =========      =========

See accompanying notes to consolidated financial statements.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY


           Consolidated Statements of Changes in Stockholders' Equity

              For the Years Ended December 31, 1999, 1998 and 1997



                                                         Additional  Accumulated  Accumulated Other
                                                Common     Paid-In    (Deficit)     Comprehensive
                                                 Stock     Capital     Earnings       Income         Total
                                                 -----     -------     -------        ------         -----
Balance December 31, 1996                      $ 7,000   6,930,117    (560,820)          1,660     6,377,957

Change in unrealized gain on
    investment securities available for sale       -          -           -              3,125         3,125

Net earnings                                       -          -         41,943           -           41,943
                                                 -----   ---------    --------         -------     ---------
Balance, December 31, 1997                       7,000   6,930,117    (518,877)          4,785     6,423,025

Exercise of stock options                           16      15,984        -               -           16,000

Change in unrealized gain on investment
   securities available for sale, net of tax       -          -           -             (1,309)       (1,309)

Net earnings                                       -          -        374,237            -          374,237
                                                 -----   ---------    --------         -------     ---------
Balance, December 31, 1998                       7,016   6,946,101    (144,640)          3,476     6,811,953

Change in unrealized loss on
   investment securities available for sale        -          -           -           (164,292)     (164,292)

Net earnings                                       -          -        652,072            -          652,072
                                                 -----   ---------    --------         -------     ---------
Balance, December 31, 1999                     $ 7,016   6,946,101     507,432        (160,816)    7,299,733
                                                 =====   =========    ========        =========    =========



























See accompanying notes to consolidated financial statements.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                                          1999           1998            1997
                                                                                          ----           ----            ----
Cash flows from operating activities:
     Net earnings                                                                  $    652,072         374,237          41,943
     Adjustments to reconcile net earnings to net cash used by operating activities:
      Depreciation, amortization and accretion                                          208,490         174,806         147,050
      Provision for loan losses                                                         140,761         255,640         433,694
      Provision for deferred income taxes                                                  -             (3,758)       (248,283)
      Change in:
        Interest receivable                                                             (78,542)       (106,654)       (163,493)
        Other assets                                                                    (86,854)          4,170         (65,471)
        Interest payable                                                                 42,962          24,618          38,071
        Other liabilities                                                                73,984          13,764        (116,846)
                                                                                     ----------      ----------      ----------
        Net cash provided by operating activities                                       952,873         736,823          66,665
                                                                                     ----------      ----------      ----------
Cash flows from investing activities:
  Proceeds from maturities and calls of securities available for sale                 3,200,802       1,104,440         249,709
  Proceeds from maturities and calls of securities held to maturity                     536,036       5,304,286         801,890
  Purchases of securities available for sale                                         (7,120,580)     (3,742,598)       (952,453)
  Purchases of securities held to maturity                                             (494,219)     (5,284,954)     (2,377,684)
  Redemption (Purchase) of FHLB stock                                                    59,200         (19,000)       (490,200)
  Purchase of bank owned life insurance                                                (820,000)       (350,000)           --
  Net increase in loans                                                             (13,878,773)    (11,885,717)    (17,060,516)
  Purchases of premises and equipment                                                  (281,060)       (625,675)       (318,433)
                                                                                     ----------      ----------      ----------
        Net cash used by investing activities                                       (18,798,594)    (15,499,218)    (20,147,687)

Cash flows from financing activities:
  Net change in deposits                                                             14,365,563      15,291,781      13,721,643
  Federal Home Loan Bank advances                                                     3,000,000       1,000,000       4,000,000
  Change in securities sold under repurchase agreements                               1,500,000        (500,000)        500,000
  Change in federal funds purchased                                                    (500,000)        500,000            -
  Proceeds from stock options exercised                                                    -             16,000            -
                                                                                     ----------      ----------      ----------
        Net cash  provided by financing activities                                   18,365,563      16,307,781      18,221,643
                                                                                     ----------      ----------      ----------
Net change in cash and cash equivalents                                                 519,842      1, 545,386      (1,859,379)
                                                                                     ----------      ----------      ----------
Cash and cash equivalents at beginning of year                                        4,509,810       2,964,424       4,823,803
                                                                                     ----------      ----------      ----------
Cash and cash equivalents at end of year                                           $  5,029,652       4,509,810       2,964,424
                                                                                     ==========      ==========      ==========
Supplementary  disclosures of cash flow  information:
  Cash paid during the year for:
    Interest                                                                       $  2,588,504       2,053,095       1,221,246
    Taxes                                                                          $    299,461          78,000            -
Non cash investing and financing activities:
    Transfer of held to maturity securities to available for sale                  $  4,387,335            -               -
    Change in unrealized (loss) gain on securities available for sale              $   (164,292)         (1,309)          3,125




See accompanying notes to consolidated financial statements.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

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

      Basis of Presentation and Reclassification
      ------------------------------------------
      The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

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

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

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

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

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

      Net Earnings Per Share
      ----------------------
      The Company presents earnings per share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants on the statement of earnings. Additionally, the reconciliation of the amounts used in the computation of both "earnings per share" and "diluted earnings per share" for the years ended December 31, 1999, 1998 and 1997 are presented:

For the year ended December 31, 1999                                Net              Common       Per Share
                                                                 Earnings             Share         Amount
                                                                 --------             -----         ------
Earnings per share                                      $         652,072            701,600         0.93

Effect of stock options                                              -                19,467          -
                                                                  -------            -------         ----
Diluted earnings per share                              $         652,072            721,067         0.90
                                                                  =======            =======         ====

For the year ended December 31, 1998                                Net              Common       Per Share
                                                                 Earnings             Share         Amount
                                                                 --------             -----         -----
Earnings per share                                      $         374,237            700,309         0.53

Effect of stock options                                              -                10,529          -
                                                                  -------            -------         ----

Diluted earnings per share                              $         374,237            710,838         0.53
                                                                  =======            =======         ====

For the year ended December 31, 1997                                Net              Common       Per Share
                                                                 Earnings             Share         Amount
                                                                 --------            ------       ---------
Earnings per share                                      $          41,943            700,000          0.06

Effect of stock options                                              -                 5,713           -
                                                                  -------            -------          ----
Diluted earnings per share                              $          41,943            705,713          0.06
                                                                  =======            =======          ====

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

              Notes to Consolidated Financial Statements, continued

(1)   Summary of Significant Accounting Policies, continued
      Recent Accounting Pronouncements
      --------------------------------
      In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of derivatives depends on the intended use of the derivative instruments at inception. Instruments used as fair value hedges account for the change in fair value in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. Cash flow hedges account for the change in fair value of the effective portion in comprehensive income rather than earnings and foreign currency hedges are accounted for in comprehensive income as part of the translation adjustment. Derivative instruments that are not intended as a hedge account for the change in fair value in the earnings of the period of the change. In 1999, Statement No. 137 was issued, which deferred implementation of SFAS 133 to become effective for all fiscal quarters beginning after June 15, 2000, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future.

      In June of 1999, management made the one-time election under SFAS 133 to reclassify $4,387,335 in held-to-maturity securities to available-for-sale. At the time of the reclassification, the related investments had an unrealized loss of $65,355. While the Company has no derivative instruments or hedging activity, this pronouncement permits the reclassification made by management, which is expected to improve the flexibility for managing the interest rate risk and cash flow of the Bank's investment portfolio.

 (2)  Investment Securities
      Investment securities at December 31, 1999 and 1998 are summarized as follows:

      Securities Held to Maturity                                               December 31, 1999
                                                                                -----------------
                                                                              Gross            Gross        Estimated
                                                           Amortized        Unrealized      Unrealized         Fair
                                                             Cost             Gains           Losses          Value
                                                             ----             -----           ------          -----
      U.S. Government agencies                        $      494,533            -              12,456         482,077
      State, county and municipalities                     1,384,399            -              74,718       1,309,681
                                                           ---------           ---             ------       ---------
                                                      $    1,878,932                           87,174       1,791,758
                                                           =========           ===             ======       =========


                                                                                December 31, 1998
                                                                                -----------------
                                                                              Gross            Gross        Estimated
                                                           Amortized        Unrealized      Unrealized         Fair
                                                             Cost             Gains           Losses          Value
                                                             ----             -----           ------          -----
      U.S. Government agencies                        $    4,649,962          33,074              125       4,682,911
      State, county, and municipals                        1,384,299           6,119            2,713       1,387,705
      Mortgage-backed securities                             273,273           1,362              -           274,635
                                                           ---------          ------            -----       ---------
                                                      $    6,307,534          40,555            2,838       6,345,251
                                                           =========          ======            =====       =========

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

Investment Securities, continued

      Securities Available for Sale                                       December 31, 1999
                                                                          -----------------
                                                                           Gross         Gross         Estimated
                                                          Amortized      Unrealized    Unrealized         Fair
                                                             Cost          Gains         Losses          Value
                                                             ----          -----         ------          -----
      U.S. Government agencies                        $    5,018,821          -           98,715       4,920,106
      State, county, and municipals                        1,700,498         263          69,034       1,631,727
      Mortgage-backed securities                           6,403,868         223          91,951       6,312,140
                                                          ----------         ---         -------      ----------
                                                      $   13,123,187         486         259,700      12,863,973
                                                          ==========         ===         =======      ==========
                                                                          December 31, 1998
                                                                          -----------------
                                                                           Gross         Gross         Estimated
                                                          Amortized      Unrealized    Unrealized         Fair
                                                             Cost          Gains         Losses          Value
                                                             ----          -----         ------          -----
      U.S. Treasuries                                $     1,699,949       5,973            -          1,705,922
      Mortgage-backed securities                           3,129,066       5,874           6,245       3,128,695
                                                           ---------       -----           -----       ---------
                                                     $     4,829,015      11,847           6,245       4,834,617
                                                          ==========      ======           =====       =========

      The amortized cost and estimated fair value of investment securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities of certain securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                            Securities Available             Securities Held
                                                                  for Sale                    to Maturity
                                                            --------------------             ---------------
                                                          Amortized      Estimated      Amortized      Estimated
                                                            Cost         Fair Value        Cost        Fair Value
                                                            ----         ----------        ----        ----------
       U.S. Government agencies:
         Within 1 year                              $         -              -              -               -
         1 to 5 years                                     4,649,226      4,551,903          -               -
         5 to 10 years                                        -              -           494,533         482,077
         Greater than 10 years                              369,595        368,203          -               -
                                                          ---------      ---------     ---------         -------
                                                          5,018,821      4,920,106       494,533         482,077
                                                          ---------      ---------     ---------         -------
       State, county and municipal:
         Within 1 year                                      275,000        275,262          -               -
         1 to 5 years                                       249,274        249,274          -               -
         5 to 10 years                                      557,352        546,706     1,384,399       1,309,681
         Greater than 10 years                              618,872        560,485          -               -
                                                          ---------      ---------     ---------       ---------
                                                          1,700,498      1,631,727     1,384,399       1,309,681
                                                          ---------      ---------     ---------       ---------
       Mortgage-backed securities                         6,403,868      6,312,140          -               -
                                                          ---------      ---------     ---------       ---------
                          Total                     $    13,123,187     12,863,973     1,878,932       1,791,758
                                                         ==========     ==========     =========       =========

      At December 31, 1999, securities totaling $1,575,781 were pledged under short-term repurchase agreements with a correspondent bank.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(3)   Loans
      Major classifications of loans at December 31, 1999 and 1998 are presented below.

                                                                                                 1999            1998
                                                                                                 ----            ----

           Commercial                                                                  $      13,438,239      11,518,652
           Real estate - mortgage                                                             27,356,312      19,271,316
           Real estate - construction                                                          2,534,684       1,226,296
           Installment and other consumer                                                     12,490,147       9,960,566
                                                                                              ----------       ---------
                   Total loans                                                                55,819,382      41,976,830
                   Less:  Unearned fees                                                           44,739          55,145
                          Allowance for loan losses                                              684,131         569,185
                                                                                              ----------      ----------
                   Total net loans                                                     $      55,090,512      41,352,500
                                                                                              ==========      ==========

      The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Floyd County, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate. FHLB advances are secured by the FHLB stock with a value of $450,000 in addition to qualifying first mortgage loans totaling $14,238,300.

      An analysis of the activity in the allowance for loan losses for the years ended December 31, 1999, 1998 and 1997 is presented below:

                                                                                       1999          1998          1997
                                                                                       ----          ----          ----
               Balance at beginning of year                                     $     569,185       480,544       133,342
               Provision charged to operations                                        140,761       255,640       433,694
               Loans charged off                                                      (63,025)     (188,456)      (87,254)
               Recoveries                                                              37,210        21,457           762
                                                                                      -------       -------       -------
               Balance at end of year                                           $     684,131       569,185       480,544
                                                                                      =======       =======       =======

(4)   Premises and Equipment
      Premises and equipment at December 31, 1999 and 1998 are summarized as follows:

                                                                                                   1999           1998
                                                                                                   ----           ----
               Land                                                                      $         774,651       589,669
               Land improvements                                                                   235,065       235,065
               Buildings and improvements                                                        1,470,100     1,472,842
               Furniture, fixtures and equipment                                                   819,932       735,292
               Construction in progress                                                              6,250          -
                                                                                                 ---------     ---------
                                                                                                 3,305,998     3,032,868
               Less: Accumulated depreciation                                                      494,848       306,680
                                                                                                 ---------     ---------
                                                                                         $       2,811,150     2,726,188
                                                                                                 =========     =========

      Depreciation expense was $196,099, $170,881 and $146,118 for the years ended December 31, 1999, 1998 and 1997, respectively.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(5)   Time Deposits
      The scheduled maturities of time deposits as of December 31, 1999 are as follows:

                                 2000   $      33,110,915
                                 2001           5,765,682
                                 2002           1,143,632
                                 2003               2,063
                                               ----------
                                        $      40,022,292
                                               ==========

 (6)  Income Taxes
      The components of income tax expense (benefit) for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                                               1999          1998          1997
                                                               ----          ----          ----
                  Currently payable                    $     316,912       100,964          -
                  Deferred tax (benefit)                        -           (3,758)      (30,988)
                  Change in valuation allowance                 -             -         (217,295)
                                                             -------       -------       -------
                                                       $     316,912        97,206      (248,283)
                                                             =======       =======       =======

      The differences between the income tax expense or benefit and the amount computed by applying the statutory federal income tax rate to the income or loss before income taxes for the years ended December 31, 1999 and 1998 relate primarily to tax exempt interest income on municipal investments and bank owned life insurance. Such differences in 1997 relate primarily to the benefit of net operating loss carryforwards not recognized and changes in the valuation allowance.

      The following summarizes the sources and expected tax consequences of future taxable deductions which comprise the net deferred taxes:

                                                                                                1999            1998
                                                                                                ----            ----
             Deferred tax assets:
               Deferred pre-opening expenses                                             $     22,871          44,987
               Allowance for loan losses                                                      216,917         176,609
               Operating loss carryforwards                                                     9,006          29,924
               Net unrealized loses on securities available for sale                           98,398            -
               Deferred compensation                                                            7,891          28,470
               Other                                                                           42,234          12,505
                                                                                              -------         -------
                 Total gross deferred tax assets                                              397,317         292,495
                                                                                              -------         -------
             Deferred tax liability:
               Premises and equipment                                                         (46,878)        (40,454)
               Net unrealized gains on securities available for sale                             -             (2,127)
                                                                                              -------         -------
                                                                                              (46,878)        (42,581)
                                                                                              -------         -------
                 Net deferred taxes                                                      $    350,439         249,914
                                                                                              =======         =======

      At December 31, 1999, the Company had a state net operating loss carryforward for tax purposes of approximately $227,424, which will begin to expire in 2009 if not previously utilized.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(7)   Lines of Credit
      At December 31, 1999, the Bank had fixed rate advances outstanding from the Federal Home Loan Bank (FHLB) of Atlanta amounting to $8,000,000. The following advances required monthly or quarterly interest payments:

                                Advance        Interest Rate      Maturity                   Call Feature
                                -------        -------------      --------                   ------------
                         $     3,000,000           6.19%          12/06/04                 Callable 12/6/01
                               2,000,000           5.71%           9/28/04                 Callable 9/28/01
                               1,000,000           5.01%           4/22/04                 Callable 4/22/01
                               1,000,000           5.40%           6/18/03                 Callable 6/18/00
                               1,000,000           4.97%          10/16/00                         -

      At December 31, 1998, the Bank had fixed rate advances outstanding from the FHLB of Atlanta amounting to $5,000,000. The following advances required monthly or quarterly interest payments:

                                Advance        Interest Rate      Maturity                   Call Feature
                                -------        -------------      --------                   ------------
                         $     2,000,000           5.66%           9/24/02                 Callable 9/24/99
                               1,000,000           5.45%           9/08/00          Callable quarterly after 3/8/98
                               1,000,000           5.40%           6/18/03                 Callable 6/18/00
                               1,000,000           4.97%          10/16/00                         -

      The FHLB advances are secured by the Bank's stock in the FHLB and its investments in first mortgage loans. As of December 31, 1999 and 1998 the Bank pledged $14,238,300 and $6,778,077, respectively, as collateral to the FHLB borrowings. If called, the advances will be converted into three-month LIBOR-based floating rate advances at three-month LIBOR flat. Additionally, at December 31, 1999, the Bank had unused lines of credit totaling $4,500,000 which represents credit for overnight borrowings from financial institutions.

(8)   Stockholders' Equity
      Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory capital and retained net earnings in prior years. At December 31, 1999, the maximum amount of dividends that could be paid by the Bank was $218,214.

      Shares of preferred stock may be issued from time to time in one or more series as may be established by resolution of the board of directors of the Company. Each resolution shall include the number of shares issued, preferences, dividend provisions, special rights and limitations as determined by the board.

 (9)  Stock Incentive Plan
      The Company has a Stock Incentive Plan whereby 105,000 shares of common stock have been reserved for issuance pursuant to the plan, which may include options, stock appreciation rights, stock awards, dividend equivalent rights, performance unit awards, or phantom shares. Incentive stock options are granted to employees at exercise prices not less than fair market value at the date of grant. The options vest evenly over three, four and five year periods and are exercisable no later than ten years from the date of grant. At December 31, 1999, 11,500 options were available for distribution.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(9)   Stock Incentive Plan, continued
      During 1997 the Board of Directors of the Company granted options to purchase shares of common stock in the Company to the non-employee directors of the Company and the Bank. Each of the ten non-employee directors was awarded an option to purchase 3,500 shares at an exercise price of $10, which was equal to the fair market value at the date of grant. The options vest evenly over a four-year period and are exerciseable no later than ten years from the date of grant. During 1999 the Board of Directors of the Company granted options to purchase shares of common stock in the Company to the non-employee directors of the Company and the Bank. Each of the ten non-employee directors was awarded an option to purchase 3,500 shares at an exercise price of $12, which was equal to the fair market value at the date of grant. The options vest evenly over a five-year period and are exerciseable no later than ten years from the date of grant.

      A summary status of the Company's stock plans as of December 31, 1999, 1998 and 1997, and changes during the years, are presented below:

                                                     1999                       1998                      1997
                                             ----------------------     ---------------------    -----------------------
                                                           Weighted                  Weighted                   Weighted
                                                            Average                   Average                    Average
                                                           Exercise                  Exercise                   Exercise
                                               Shares        Price         Shares      Price       Shares        Price
                                               ------        -----         ------      -----       ------         -----
      Outstanding, beginning of year          107,000       $ 10.13       99,000      $ 10.00      63,000         $10.00
      Granted during the year                  54,900       $ 12.00       14,000      $ 11.00      37,000         $10.00
      Exercised during the year                  -              -         (1,600)     $ 10.00        -               -
      Forfeited during the year                  -              -         (4,400)     $ 10.00      (1,000)        $10.00
                                              -------         -----       ------                   ------
      Outstanding, end of year                161,900       $ 10.76      107,000      $ 10.13      99,000         $10.00
                                              =======                    =======                   ======
      Options exercisable at year end          56,100       $ 10.04       35,000      $ 10.00      17,200         $10.00
                                             ========                    =======                   ======
      Weighted average fair value of
      options granted during the year                         $6.34                     $4.98                     $ 3.79
                                                              =====                     =====                       ====
      Range of exercise prices                           $10 to $12
      Weighted average remaining
      contractual lives (years)                                8.43

      The Company is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense over the vesting period or immediately if only subject to a service requirement and the award is expected to vest. The Company has chosen not to adopt these cost recognition principles. No compensation expense has been recognized in 1999, 1998 and 1997 related to the stock option plan. Had compensation cost been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

                                                                                       1999          1998          1997
                                                                                       ----          ----          ----
      Net earnings (loss)                   As reported                      $        652,072      374,237        41,943
                                            Proforma                         $        436,132      304,525       (42,649)

      Earnings (loss) per share             As reported                      $           0.93         0.53           .06
                                            Proforma                         $           0.62         0.47          (.06)

      Diluted earnings (loss) per share     As reported                      $           0.90         0.53           .06
                                            Proforma                         $           0.60         0.47          (.06)

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(9)   Stock Incentive Plan, continued
      The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997: no dividend yield, a risk free interest rate of 6.9%, 4.7% and 5.0%, respectively, and an expected life of 10 years for all years. For disclosure purposes, the Company immediately recognized the expense assuming that all awards will vest.

(10)  Bank Owned Life Insurance Policies
      The Company sponsors a defined contribution post retirement benefit plan to provide retirement benefits to certain of the Company's executive officers and to provide death benefits for the designated beneficiaries. Under this plan, split dollar whole life insurance contracts were purchased on certain executive officers. The increase in the cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Company's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Company has no obligation to contribute to the plan. At December 31, 1999 and 1998 the Company incurred expenses of $20,787 and $0, respectively.

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

      At December 31, 1999, the Company had deposits for related parties totaling approximately $5,007,000.

      Additionally, the following table summarizes related party loan activity during 1999:

             Beginning balance                               $        1,201,550
             New loans                                                1,119,384
             Repayments                                              (1,233,367)
                                                                      ---------
             Ending balance                                  $        1,087,567
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

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the institution's category.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY


              Notes to Consolidated Financial Statements, continued

(12)  Regulatory Matters, continued
      The Bank's actual capital amounts and ratios are also presented below. Risk weighted assets are as of December 31. Average assets are for the fourth quarter of the year. Consolidated amounts do not materially differ from Bank - only capital amounts and ratios:

                                                                                                        To Be Well
                                                                                                    Capitalized Under
                                                                             For Capital           Prompt Corrective
                                                      Actual               Adequacy Purposes        Action Provisions
                                              --------------------         -----------------        -----------------
                                               Amount         Ratio         Amount        Ratio       Amount       Ratio
                                               ------         -----         ------        -----       ------       -----
      As of December 31, 1999:
      Total Capital
      (to Risk Weighted Assets)                $ 7,871,000      13%        $4,821,000        8%     $ 6,027,000       10%
      Tier 1 Capital
      (to Risk Weighted Assets)                $ 7,187,000      12%        $2,411,000        4%     $ 3,013,000        6%
      Tier 1 Capital
      (to Average Assets)                      $ 7,187,000       9%        $3,102,000        4%     $ 3,878,000        5%

      As of December 31, 1998:
      Total Capital
      (to Risk Weighted Assets)                $ 7,074,000      16%       $ 3,607,000        8%     $ 4,509,000       10%
      Tier 1 Capital
      (to Risk Weighted Assets)                $ 6,510,000      14%       $ 1,804,000        4%     $ 2,706,000        6%
      Tier 1 Capital
      (to Average Assets)                      $ 6,510,000      11%       $ 2,386,000        4%     $ 2,983,000        5%

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

      The following summarizes commitments as of December 31, 1999 and 1998.

                                                                                                 Approximate
                                                                                               Contract Amount
                                                                                               ---------------
                                                                                              1999          1998
                                                                                              ----          ----
               Financial  instruments  whose contract  amounts  represent credit risk:
                   Commitments to extend credit                                        $     3,926,000     4,192,000
                   Standby letters of credit                                           $        52,000        30,000
                   Credit card guarantees                                              $       159,000       130,000

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

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

 (14) Supplemental Financial Data
      Components of other operating expenses in excess of 1% of total interest and other income for the years ended December 31,1999,1998 and 1997 are as follows:

                                                                                  1999             1998           1997
                                                                                  ----             ----           ----
        Professional fees                                              $         118,504         109,381         87,142
        Advertising and marketing                                      $          81,611          72,122         50,156
        Processing fees                                                $         203,679         150,500         96,508
        Supplies                                                       $          52,053          43,685         36,156


                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(15) Greater Rome Bancshares, Inc. (Parent Company Only) Financial Information

                                                      Balance Sheets

                                                December 31, 1999 and 1998

                                                          Assets
                                                          -----

                                                                                              1999           1998
                                                                                              ----           ----
Cash                                                                                $          1,929         3,555
Federal funds sold                                                                            60,000        70,000
Securities available for sale                                                                189,860       201,156
Investment in Bank                                                                         7,029,114     6,514,416
Other assets                                                                                  24,046        30,526
                                                                                           ---------     ---------
                                                                                    $      7,304,949     6,819,653
                                                                                           =========     =========

                                            Liabilities and Stockholders' Equity
                                            ------------------------------------

Other liabilities                                                                   $          5,216         7,700
Stockholders' equity                                                                       7,299,733     6,811,953
                                                                                           ---------     ---------
                                                                                    $      7,304,949     6,819,653
                                                                                           =========     =========

                             Statements of Earnings

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                                 1999          1998          1997
                                                                                 ----          ----          ----
  Interest income                                                    $          14,299        15,877        15,852
  Other operating expenses                                                      55,505        72,912        31,653
                                                                               -------       -------        ------
    Loss before income taxes and equity in undistributed
      earnings of Bank                                                         (41,206)      (57,035)      (15,801)

  Income tax (expense) benefit                                                  15,642        (5,155)       46,072
                                                                               -------       -------        ------
    Earnings (losses) before equity in undistributed
      earnings of Bank                                                         (25,564)      (62,190)       30,271
  Equity in undistributed earnings of Bank                                     677,636       436,427        11,672
                                                                               -------       -------        ------
    Net earnings                                                     $         652,072       374,237        41,943
                                                                               =======       =======        ======

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(15) Greater Rome Bancshares, Inc. (Parent Company Only) Financial Information, continued

                            Statements of Cash Flows

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                                     1999           1998          1997
                                                                                     ----           ----          ----
        Cash flows from operating activities:
          Net earnings                                                    $       652,072        374,237       41,943
          Adjustments to reconcile net earnings to net
            cash used in operating activities:
              Equity in undistributed earnings of Bank                           (677,636)      (436,427)     (11,672)
              Depreciation and amortization                                          -            20,542        7,490
              Other                                                                 2,642         23,340      (48,292)
                                                                                  -------        -------      -------
                Net cash used in operating activities                             (22,922)       (18,308)     (10,531)
                                                                                  -------        -------      -------
        Cash flows from investing activities:
          Maturities of securities available for sale                             210,445           -            -
          Purchase of securities available for sale                              (199,149)          -        (200,188)
                                                                                  -------        -------      -------
            Net cash (used) provided by investing activities                       11,296           -        (200,188)
                                                                                  -------        -------      -------
        Cash flows from financing activities, consisting of
          proceeds from exercise of stock options                                    -            16,000         -
                                                                                  -------        -------      -------
        Net change in cash and cash equivalents                                   (11,626)        (2,308)    (210,719)
        Cash and cash equivalents at beginning of period                           73,555         75,863      286,582
                                                                                  -------        -------      -------
        Cash and cash equivalents at end of period                        $        61,929         73,555       75,863
                                                                                  =======        =======      =======
        Noncash investing and financing activities:
          Change in unrealized (loss) gain on securities available
            for sale                                                      $        (4,953)        (1,309)       3,125

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

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                            AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

Various  statements  contained  in this  report,  which  are not  statements  of
historical   fact,   constitute   forward-looking   statements.    Examples   of
forward-looking statements include, but are not limited to:

 (1) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure and other financial items;
 (2) statements of plans and objectives of the Company or its management or board of directors, including those relating to products or services;
 (3) statements of future economic performance; and
 (4) statements of assumptions underlying these statements.

Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from the results in the forward-looking statements. Facts that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

 (1) the strength of the U. S. economy in general and the strength of the local economies in which operations are conducted;
 (2) the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
 (3) inflation, interest rate, market and monetary fluctuations;
 (4) the timely development of and acceptance of new products and services and perceived overall value of these products and services by users;
 (5) changes in consumer spending, borrowing and saving habits;
 (6) technological changes;
 (7) acquisitions;
 (8) the ability to increase market share and control expenses;
 (9) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Company and its subsidiary must comply;

(10) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board;
(11) changes in the Company's organization, compensation and benefit plans;
(12) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and
(13) the Company's success at managing the risksinvolved in the foregoing.

Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made to reflect the occurrence of unanticipated events.

FINANCIAL CONDITION

As of December 31, 1999, the Company had $80.4 million in total assets, up $19.0 million (30.9%) over year-end 1998. Total deposits increased $14.4 million (29.4%) over year-end 1998 to $63.2 million. Net loans outstanding increased
$13.7  million  (33.2%)  over  year-end  1998  to  $55.1  million.   The  Bank's
loan-to-asset ratio at December 31, 1999 was 69.8%, compared to 68.7% at year-end 1998. All of the Bank's growth in deposits and loans has come from the local market. Management attributes this growth to a relatively stable local economy combined with competitive banking services delivered by a locally owned and operated community bank. The Bank is the only locally owned and operated community bank in its market, which has been dominated by regional banks and fragmented by credit unions over the past several years.

In the third quarter of 1999, the Bank acquired a site in West Rome to begin construction of a second branch banking facility. It will be a full service branch office of approximately 1,600 square feet with two drive-up banking lanes and a drive-up ATM. The site is located approximately four miles west of the Bank's main office. Construction on the new facility began in the first quarter of 2000.

The West Rome site was acquired for $185 thousand. The total cost of the facility, including land, site work, furniture, fixtures and equipment is expected to be approximately $576 thousand. Management projects that the new office should be making a contribution to earnings after twenty-four months of operations and should position the Bank to more fully service the greater Rome market.

In addition to the West Rome branch facility, the Bank also plans to begin construction on a 4,000 square foot main office expansion in the fourth quarter of 2000. The cost of the expansion, including furniture, fixtures and equipment is expected to be approximately $482 thousand. As of first quarter 2000, the board had not solicited any bids for construction of the main office expansion.

The banking industry continues to experience competition from non-banks for deposit and investment type products. Competition for local deposit dollars continues to put upward pressure on the cost of deposits. In the current market environment, management has found that the Bank can borrow term funds from wholesale resources at rates that are competitive with the cost of local certificates of deposit. The Bank's asset/liability management committee has adopted policies designed to diversify funding sources if local market deposits become less available and even more costly. Within limits, the Bank may obtain funding from brokered certificates of deposit and other forms of wholesale borrowing, such as the Federal Home Loan Bank and term repurchase agreements. These policies should allow the Bank to continue to meet the local market's credit demands while providing the flexibility to obtain funding from various sources at optimum rates. While this policy provides greater funding flexibility, the Bank continues to place primary funding emphasis on local deposit growth. As of December 31, 1999, the Bank had no brokered deposits.

Capital

At December 31, 1999, the Bank's capital position was in excess of FDIC minimum guidelines to qualify as "well capitalized". Based on the level of the Bank's risk weighted assets at year end, the Bank had $1.8 million more capital than necessary to satisfy the "well-capitalized" criteria. The Bank's capital adequacy is monitored quarterly by the Bank's asset/liability management committee. At these quarterly meetings, the committee develops strategies for the Bank's asset and liability growth, mix and pricing.

Assuming the Bank continues to grow with a risk-weighted asset mix consistent with its historical experience, and that it has reasonable earnings and maintains asset quality, the Bank's capital will approach the minimum limits to be well-capitalized when its assets are approximately $100 million. While there are no assurances that the Bank will continue to experience rapid growth, management must anticipate such growth and make plans for sufficient capital to support it. Management and the board have developed capital growth plans that anticipate establishing a $3.5 million credit facility in 2000. As capital is required at the bank level to support asset growth, the Company will borrow sufficient funds against the credit facility to maintain the Bank's "well-capitalized" status for at least the next 12 months. Each of the Company's correspondent banks has expressed an interest in providing this credit facility, however terms have not been negotiated.

Liquidity

Management monitors its liquidity position daily, and the asset review committee reviews a liquidity management report on a weekly basis. The liquidity management report reflects the Bank's results against policy guidelines and the Bank's unfunded commitments and capital position. The reports reflect funding capacity projections based on capital limits and policy limits assuming no further local market deposit growth (a worst case scenario). As of December 31, 1999, the Bank had unfunded loan commitments totaling $4.1 million.

The Bank intends to manage its loan growth so that deposit flows will provide the primary funding for all loans as well as cash reserves for working capital and short to intermediate term marketable investments. Management will continue to seek cost effective alternative funding sources for both the short and long term, if local deposit growth does not keep pace with local loan demand. These funding sources may include institutional certificates of deposit.

Management considers the Bank's internal and external liquidity resources to be adequate to handle expected growth and normal cash flow demands from existing deposits and loans. For 1999, deposit growth exceeded loan growth by $628 thousand. Securities held-to-maturity decreased $4.4 million from year-end 1998 to $1.9 million. Securities available-for-sale increased $8.0 million to $12.9 million. In June of 1999, management made the one-time election under FAS 133 to reclassify $4.4 million in held-to-maturity securities to available-for-sale. While the Company has no derivative instruments or hedging activity, this pronouncement permits the reclassification made by management, which is expected to improve the flexibility for managing the interest rate risk and cash flow of the Bank's investment portfolio.

At December 31, 1999, the weighted average life of the Bank's security portfolio was 5.8 years with a weighted average tax equivalent yield of 6.15%. All of the Bank's investment securities are available as collateral for borrowings under repurchase agreements with its correspondent banks or advances from the Federal Home Loan Bank ("FHLB"). At December 31, 1999, securities totaling $1.6 million were pledged under short-term repurchase agreements with a correspondent bank.

Net deposit growth, federal funds sold and marketable securities provide the primary liquidity resource for loans and Bank working capital. The Bank's investment securities portfolio provides liquidity in the form of financing through master repurchase agreements executed with the Bank's correspondent banks. At year end the funds available for liquidity purposes consisted of $12.7 million in securities (eligible for sale under repurchase agreements), plus Federal funds sold and other short-term bank deposits of $3.1 million, for a total of $15.8 million. Under these repurchase agreements, margin requirements range from 3% to 10% of the current market value of the underlying security, and the borrowing rate tends to have a spread of approximately 40 to 50 basis points over the Federal funds sold rate. The repurchase agreements allow the Bank to raise funds out of its total securities portfolio without being forced to sell the securities and recognize gains or losses as a result of the sale. At December 31, 1999, the Bank had total borrowings under repurchase agreements of $1.5 million. In addition to these sources of funds, the Bank has unsecured Federal funds purchase lines of credit totaling $4.5 million, all of which were available at year-end. The correspondent banks may revoke these lines at any time.

FHLB membership provides an additional source of liquidity through credit programs, which can provide term funding for up to 10 years and, in qualified programs, up to 20 years. The Bank has assigned $14.2 million in eligible residential first mortgage and commercial real estate loans to the FHLB as collateral for this financing. These loans provide approximately $9.0 million in lendable value. At December 31, 1999, the Bank had borrowed $8.0 million from the FHLB.

The FHLB has call options on $7.0 million of its loans to the Bank. If call options are exercised on any of the advances, they will be converted into a three-month LIBOR-based floating rate advance at the three-month LIBOR rate. The most likely reason that the FHLB would call the advances would be if interest rates rose sufficiently to present better investment alternatives for the FHLB. In the event of a call, management will evaluate its funding alternatives, in light of its interest rate risk profile at the time.

RESULTS OF OPERATIONS

The Company had net earnings of $652,072 ($0.93 per share) for 1999 as compared to net earnings of $374,237 ($0.53 per share) for 1998.

Net Interest Income

Net interest income increased $537,053 in 1999 to $2,839,184. This was primarily due to the increase in average earning assets from $50.0 million for 1998 to $64.1 million for 1999. The net yield on average earning assets before the provision for loan losses was 4.43% for 1999. This compares to 4.61% for 1998. The lower yield for 1999 was primarily due to the increase in funding costs attributable to the increase in interest bearing deposits as a percent of earning assets. In 1999 average interest bearing funding was 87% of average earning assets. In 1998 average interest bearing funding was 83% of average earning assets.


Summary of Loan Loss Experience

    Allowance for possible loan losses                  1999             1998
    ----------------------------------                  ----             ----

Balance at the beginning of the period           $     569,185         480,544

Charge-offs:
    Commercial                                            -            107,607
    Real estate - mortgage                                -              2,924
    Consumer loans                                      63,025          77,925
                                                    ----------      ----------
    Total                                               63,025         188,456
                                                    ----------      ----------
Recoveries:
    Consumer loans                                      37,210          21,457
                                                    ----------      ----------
    Total                                               37,210          21,457
                                                    ----------      ----------
Net charge-offs:                                        25,815         166,998
Additions charged to operations                        140,761         255,640
                                                    ----------      ----------
Balance at end of period                         $     684,131         569,185
                                                    ==========      ==========
Average loans outstanding                        $  47,646,549      36,596,138
Ratio of net charge-offs to average loans                0.05%           0.46%
Ratio of allowance to average loans                      1.44%           1.56%


The provision for loan losses was $140,761 for 1999, down $114,879 from 1998. Until the fourth quarter of 1998, the provision for loan losses was primarily determined by reference to a target ratio. Management had used this method, by reference to peer information, in order to build the loss reserve for the Bank's new loan portfolio. More traditional methods of determining loan loss provisions are based on historical loan portfolio performance, including analysis of historical charge-offs and recoveries, detailed loan reviews and portfolio reviews, loan growth and changing economic conditions. Until the fourth quarter of 1998, the Bank did not have sufficient history in its portfolio performance on which to base additions.

In the fourth quarter of 1998, management evaluated the history of the Bank's loan charge-offs and reviewed the credit risk in the Bank's loan portfolio. Furthermore, an independent credit review was conducted in early January 1999, to validate the credit risk classifications as of December 31, 1998. Based on the results of these reviews, management and the board modified the loan loss reserve policy to eliminate the target balance ratio method. Under the revised policy, management and the board evaluate the adequacy of the loan loss reserve on a quarterly basis. This evaluation considers historical loan losses by risk grade under each major category of loans, i.e., commercial, real estate and consumer. It also considers current portfolio risk, industry concentrations and the uncertainty associated with changing economic conditions.

In addition, management performs an on-going loan review process. All new loans are risk rated under loan policy guidelines. On a monthly basis, management evaluates the composite risk ratings in a model that assesses the adequacy of the current allowance for loan losses, and management presents this evaluation to the board of directors each month. Management performs loan reviews for compliance with underwriting policy on new loans and presents the review results in the weekly asset review committee meeting. Management also reviews past due loans weekly and large loans are reviewed periodically. Management may change risk ratings if it appears that new loans may not have received the proper initial grading or, if on existing loans, credit conditions have improved or worsened.

The amounts charged to operations in the provision for loan losses are based on an annual budget that is developed from the most recent monthly and quarterly reviews. These amounts may be adjusted in any period based on the results of more current evaluations that indicate that the allowance might be inadequate or excessive.

Management expects to incur losses on loans from time to time when borrowers' financial conditions deteriorate. Where feasible, loans charged down or charged off will continue to be collected. Management considers the year-end allowance adequate to cover potential losses in the loan portfolio.

Allocation of the Allowance for Loan Losses
-------------------------------------------
Under the Bank's credit risk loan grading policy, each loan in the portfolio is assigned one of the following risk grades:

    Grade       Short Definition                                     Grade     Short Definition
    -----       ----------------                                     -----     ----------------
        1       Negligible credit risk                                  5      Greater than normal credit risk
        2       Minimal credit risk                                     6      Excessive credit risk
        3       Average credit risk                                     7      Potential loss
        4       Acceptable, but more than average credit risk           8      Uncollectable

The policy provides more explicit guidance on the application of risk grades. On a monthly basis, loan balances are aggregated for each grade and a loan loss allowance is calculated using factors that represent management's estimate of the allowance applicable to each grade. These factors are compared to historical charge-offs for reasonableness and adjusted as necessary.

The approximate anticipated amount of charge-offs for 2000 by risk grade assigned at the time of loan origination is:

                                                 Projected
                                   Grade        Charge-offs
                                   -----        -----------
                                          1           -
                                          2            92
                                          3        32,008
                                          4        31,661
                                          5         8,622
                                          6         8,637
                                          7           -
                                          8           -
                                                   ------
                                        Total      81,019
                                                   ======

Risk Elements

                                                                                 1999                   1998
                                                                                 ----                   ----
Nonaccrual, Past Due and Restructured Loans
-------------------------------------------
Nonaccrual loans                                                     $           33,582                150,599
Accruing loans contractually past due 90 days or more                $             -                      -
Troubled debt restructurings                                         $          165,583                   -

The amount of interest that would have been included in income on the above non-accrual loans if they had been current in accordance with their original terms was $4,204 in 1999 and $9,434 in 1998. The amount of interest that was included in interest income on the above loans was $883 in 1999 and $8,572 in 1998.

The Bank's policy is to place loans on non-accrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful. Any loan that becomes 90 days past due as to principal or interest is automatically placed on non-accrual, unless corrective action is certain and imminent.

Non-interest Income and Expenses

Non-interest income increased $120,159 (41%) in 1999 to $411,446 from 1998. Service charges on deposit accounts increased $47,870 (32%) to $195,588. This increase is primarily due to the increased volume of services used on the Bank's transaction accounts, on which average balances in 1999 increased by 27% from 1998. Other income increased 50% from 1998 to $215,858 for year-end 1999. Other income consists primarily of mortgage origination fee income, credit life premium income and income on bank owned life insurance. Mortgage origination fee income increased $4,126 (4%) from 1999 to 1998. Credit life premium income increased $12,452 (54%) in 1999 to $35,649 from 1998. Income accrued on bank owned life insurance purchased in late December 1998 and January 1999 was $38,251 at year-end 1999.

Service charges on deposit accounts are evaluated annually against service charges from other banks in the local market and against the Bank's own cost structure in providing the deposit services. This income continues to grow with the growth in the Bank's demand deposit account base.

Non-interest expenses increased $274,551 or 15% to $2,140,885 for 1999 over 1998. Average earning assets for 1999 increased $14.1 million or 28% to $64.1 million over 1999. The Bank's operating efficiencies continue to improve.

Salaries and benefits for 1999 increased $155,813 or 16% to $1,109,797 over 1998. The number of full-time-equivalent employees grew from 30 in the fourth quarter of 1998 to 34 in the fourth quarter of 1999.

Occupancy costs for 1999 increased by $26,672 or 9% to $334,699 over 1998. This increase is primarily due to the addition of the East Rome office in June 1998.

Other operating expenses increased in 1999 by $92,066 or 15% to $696,389. The more significant items of other operating expenses were:

(1)  account  processing  expenses,   which  increased  35%  to  $203,679;
(2)  advertising  and  marketing  expenses,  which  increased  13%  to  $81,611;
(3)  professional  fees,  which  increased 8% to $118,504; and
(4)  supplies,  which increased 19% to $52,053.

Most of these increases are due to the higher volume of business associated with the Bank's growth. Management continues to focus on improving operating expense efficiencies through the use of current banking technologies, outsourcing solutions and human resource training and development. In the first quarter of 1998, the Bank implemented its telephone banking service, which provides customers with access to their account information 24 hours a day, seven days a week, and allows customers to initiate various transactions such as funds transfers. A drive-up ATM was installed at the East Rome office in the third quarter of 1998. In the third quarter of 1999, changes were made in the way customer statements are processed that have significantly reduced the costs associated with that function and improved the delivery times.

Income before income taxes improved over 1998 by $497,541 to $968,984 in 1999. The Company's earnings became fully taxable for federal income tax purposes in 1998, as a result of fully utilizing its federal net operating loss during the year.

Interest Rate Sensitivity

Improvement in the Company's earnings depends upon continued earning asset growth, good asset quality and a relatively stable economic environment. Management feels it is reasonable for the Bank to continue to experience steady earning asset growth as long as interest rates remain relatively stable.

The Bank uses a third party interest rate risk analysis product, which quantifies the amount of risk to the net interest margin and to the current market value of equity. It produces a composite analysis of several approaches including GAP analysis, rate shocks in 100 point increments up and down 400 basis points, and simulation modeling.

As with any model, many assumptions have to be made about the repricing attributes of the Bank's assets and liabilities. Where industry experience seems appropriate, such assumptions are used. Given the extremely competitive market for the public's investing and savings dollars, the "basis risk", or lack of correlation between changes in the yields on U.S. Treasury securities and customer deposit rates, seems to be increasing. In other words, if the one-year T-bill falls in yield by 100 basis points, it is unlikely that one-year time deposits will roll down by 100 basis points at maturity. This uncertainty increases the uncertainty about the conclusiveness of the interest rate risk models.

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

                  Gene G. Davidson, M.D.                                      Gene G. Davidson, M.D.
                     Retired Physician                                          Retired Physician

                    Henry Haskell Perry                                        Henry Haskell Perry
            Retired Heating and Air Contractor                          Retired Heating and Air Contractor

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

                   E. Grey Winstead, III                                          John W. Branam
                Chief Financial Officer and                                   Senior Vice President
               Principal Accounting Officer                                  Senior Lending Executive

Shareholders may obtain, without charge, a copy of Greater Rome Bancshares, Inc. 1999 Annual Report to the Securities and Exchange Commission on Form 10-KSB. Written requests should be addressed to: Robert L. Berry, Corporate Secretary, Greater Rome Bancshares, Inc., P.O. Box 5271, Rome, Georgia 30162-5271.