Form 10KSB, Exhibit 13
period 2000-12-31
GREATER ROME BANCSHARES INC
filed 2001-03-28
CIK 928484

GREATER ROME BANCSHARES, INC.

                                 AND SUBSIDIARY

                        Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998

                 (with Independent Accountants' Report thereon)

                [LOGO OF PORTER KEADLE MOORE, LLP APPEARS HERE]
                            Porter Keadle Moore, LLP


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Greater Rome Bancshares, Inc.
Rome, Georgia

We have audited the accompanying consolidated balance sheets of Greater Rome Bancshares, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of earnings and comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greater Rome Bancshares, Inc. and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

                                        /s/ Porter Keadle Moore, LLP

Atlanta, Georgia
March 2, 2001

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

                           Consolidated Balance Sheets

                           December 31, 2000 and 1999

                                                        Assets
                                                        ------

                                                                                       2000              1999
                                                                                       ----              ----
Cash and due from, including reserve requirements
   of $241,000 in 2000 and $194,000 in 1999                                     $    3,158,370         1,882,436
Federal funds sold                                                                   4,013,000         2,889,000
Interest bearing deposits                                                              235,462           258,216
                                                                                   -----------        ----------

     Cash and cash equivalents                                                       7,406,832         5,029,652

Securities available for sale                                                       18,863,175        13,313,973
Securities held to maturity                                                          1,879,731         1,878,932
Loans, net                                                                          72,414,504        55,090,512
Premises and equipment, net                                                          3,493,969         2,811,150
Bank owned life insurance                                                            1,268,858         1,208,251
Accrued interest receivable and other assets                                         1,462,803         1,079,661
                                                                                   -----------        ----------

                                                                                $  106,789,872        80,412,131
                                                                                   ===========        ==========

                                Liabilities and Stockholders' Equity
                                ------------------------------------
Deposits:
  Demand                                                                        $    8,616,230         8,244,704
  Interest - bearing demand                                                          6,521,162         5,396,309
  Savings                                                                           12,180,103         9,560,218
  Time                                                                              39,450,996        28,624,343
  Time, $100,000 and over                                                           15,740,950        11,397,949
                                                                                   -----------        ----------

     Total deposits                                                                 82,509,441        63,223,523

Federal Home Loan Bank borrowings                                                   12,850,000         8,000,000
Securities sold under repurchase agreement                                           2,500,000         1,500,000
Accrued interest payable and other liabilities                                         715,712           388,875
                                                                                   -----------        ----------

          Total liabilities                                                         98,575,153        73,112,398
                                                                                   -----------        ----------

Commitments

Stockholders' equity:
Preferred stock, par value $1.00 per share;
    100,000 shares authorized; no shares issued or outstanding                             -                -
Common stock, par value $.01 per share; 10,000,000 shares authorized;
     698,316 and 701,600 shares issued and outstanding in 2000 and 1999,
    respectively                                                                         6,983             7,016
Additional paid-in capital                                                           6,921,915         6,946,101
Retained earnings                                                                    1,220,426           507,432
Accumulated other comprehensive income (loss)                                           65,395          (160,816)
                                                                                   -----------        ----------

          Total stockholders' equity                                                 8,214,719         7,299,733
                                                                                   -----------        ----------

                                                                                $  106,789,872        80,412,131
                                                                                   ===========        ==========

See accompanying notes to consolidated financial statements.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

          Consolidated Statements of Earnings and Comprehensive Income

              For the Years Ended December 31, 2000, 1999 and 1998

                                                                              2000             1999            1998
                                                                              ----             ----            ----
Interest income:
  Interest and fees on loans                                           $    6,226,911       4,557,789       3,659,279
  Interest and dividends on investments:
      Taxable                                                                 843,753         609,413         625,781
      Nontaxable                                                              243,261          91,956          12,183
  Interest on federal funds sold and deposits with other banks                237,382         211,492         152,121
                                                                            ---------       ---------       ---------

     Total interest income                                                  7,551,307       5,470,650       4,449,364
                                                                            ---------       ---------       ---------

Interest expense:
  Time deposits                                                             2,789,659       1,865,575       1,573,504
  Savings deposits                                                            490,928         309,925         261,753
  Interest bearing demand deposits                                            121,476          92,527          64,355
  Other                                                                       686,811         363,439         247,622
                                                                            ---------       ---------       ---------

     Total interest expense                                                 4,088,874       2,631,466       2,147,234
                                                                            ---------       ---------       ---------

     Net interest income                                                    3,462,433       2,839,184       2,302,130

Provision for loan losses                                                     285,323         140,761         255,640
                                                                            ---------       ---------       ---------

     Net interest income after provision for loan losses                    3,177,110       2,698,423       2,046,490
                                                                            ---------       ---------       ---------

Other income:
  Service charges                                                             215,453         195,588         147,718
  Other                                                                       222,135         215,858         143,569
                                                                            ---------       ---------       ---------

     Total other income                                                       437,588         411,446         291,287
                                                                            ---------       ---------       ---------

Other expenses:
  Salaries and employee benefits                                            1,359,170       1,109,797         953,984
  Occupancy                                                                   384,541         334,699         308,027
  Other operating                                                             847,649         696,389         604,323
                                                                            ---------       ---------       ---------

     Total other expenses                                                   2,591,360       2,140,885       1,866,334
                                                                            ---------       ---------       ---------

     Income before income taxes                                             1,023,338         968,984         471,443

Income tax expense                                                            287,649         316,912          97,206
                                                                            ---------       ---------       ---------

     Net income                                                       $       735,689         652,072         374,237
                                                                            =========       =========       =========

Other comprehensive income before tax:

  Unrealized gains (losses) on securities available for sale arising during the period, net of tax (benefit) of
     $138,411, $(100,525) and $(818)                                   $      226,211        (164,292)         (1,309)
                                                                            ---------      ----------       ---------

Comprehensive income                                                   $      961,900         487,780         372,928
                                                                            =========      ==========       =========
Basic earnings per share                                               $         1.05            0.93            0.53
                                                                            =========      ==========       =========
Diluted earnings per share                                             $         1.00            0.90            0.53
                                                                            =========      ==========       =========

See accompanying notes to consolidated financial statements.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

           Consolidated Statements of Changes in Stockholders' Equity

              For the Years Ended December 31, 2000, 1999 and 1998

                                                                                                   Accumulated
                                                                 Additional       Accumulated         Other
                                                    Common         Paid-In         (Deficit)      Comprehensive
                                                     Stock         Capital          Earnings      Income (Loss)        Total
                                                     -----         -------          --------      -------------        -----
Balance, December 31, 1997                     $     7,000        6,930,117         (518,877)          4,785        6,423,025

Net income                                             -              -              374,237             -            374,237

Exercise of stock options                               16           15,984             -                -             16,000

Change in unrealized gain (loss) on
   investment securities available-for-sale            -               -                -             (1,309)          (1,309)
                                                     -----        ---------        ---------         -------        ---------

Balance, December 31, 1998                           7,016        6,946,101         (144,640)          3,476        6,811,953

Net income                                             -              -              652,072            -             652,072

Change in unrealized gain (loss) on
   investment securities available-for-sale            -              -                 -           (164,292)        (164,292)
                                                     -----        ---------        ---------         -------        ---------

Balance, December 31, 1999                           7,016        6,946,101          507,432        (160,816)       7,299,733

Net income                                             -               -             735,689            -             735,689

Stock issued to directors under the
  directors' compensation program                       23           31,378             -               -              31,401

Purchase and retirement of treasury stock              (56)         (55,564)         (22,695)           -             (78,315)

Change in unrealized gain (loss) on
   investment securities available-for-sale            -               -                -            226,211          226,211
                                                     -----        ---------        ---------         -------        ---------

Balance, December 31, 2000                     $     6,983        6,921,915        1,220,426          65,395        8,214,719
                                                     =====        =========        =========         =======        =========


See accompanying notes to consolidated financial statements.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

              For the Years Ended December 31, 2000, 1999 and 1998

                                                                                2000             1999            1998
                                                                                ----             ----            ----
Cash flows from operating activities:

  Net income                                                              $    735,689          652,072         374,237

  Adjustments to reconcile net income to net cash used by operating activities:
     Depreciation, amortization and accretion                                  164,934          208,490         174,806
     Provision for loan losses                                                 285,323          140,761         255,640
     Provision for deferred income taxes                                       (29,641)            -             (3,758)
     Noncash compensation to directors                                          31,401             -               -
     Change in:
        Interest receivable and other assets                                  (524,713)        (165,396)       (102,484)
        Interest payable and other liabilities                                 299,031          116,946          38,382
                                                                            ----------       ----------       ---------
        Net cash provided by operating activities                              962,024          952,873         736,823
                                                                            ----------       ----------       ---------

Cash flows from investing activities:
  Proceeds from maturities and calls of securities available-for-sale        1,496,080        3,260,002       1,085,440
  Proceeds from maturities and calls of securities held-to-maturity               -             536,036       5,304,286
  Purchases of securities available-for-sale                                (6,641,341)      (7,120,580)     (3,742,598)
  Purchases of securities held-to-maturity                                        -            (494,219)     (5,284,954)
  Purchase of bank owned life insurance                                           -            (820,000)       (350,000)
  Net increase in loans                                                    (17,609,314)     (13,878,773)    (11,885,717)
  Purchases of premises and equipment                                         (887,871)        (281,060)       (625,675)
                                                                            ----------       ----------      ----------

        Net cash used by investing activities                              (23,642,446)     (18,798,594)    (15,499,218)
                                                                            ----------       ----------     -----------

Cash flows from financing activities:
  Net change in deposits                                                    19,285,917       14,365,563      15,291,781
  Change in FHLB borrowings                                                  4,850,000        3,000,000       1,000,000
  Change in securities sold under repurchase agreements                      1,000,000        1,500,000        (500,000)
  Change in federal funds purchased                                               -            (500,000)        500,000
  Purchase and retirement of treasury stock                                    (78,315)            -               -
  Proceeds from stock options exercised                                           -                -             16,000
                                                                            ----------        ---------      ----------
        Net cash  provided by financing activities                          25,057,602       18,365,563      16,307,781
                                                                            ----------       ----------      ----------

Net change in cash and cash equivalents                                      2,377,180          519,842       1,545,386

Cash and cash equivalents at beginning of year                               5,029,652        4,509,810       2,964,424
                                                                            ----------        ---------      ----------

Cash and cash equivalents at end of year                                     7,406,832        5,029,652       4,509,810
                                                                            ==========       ==========      ==========

Supplementary  disclosures of cash flow  information:
  Cash paid during the year for:
    Interest                                                            $    4,327,002        2,588,504       2,053,095
    Taxes                                                               $      315,455          299,461          78,000

Non cash investing and financing activities:
    Transfer of held to maturity securities to available for sale       $         -           4,387,335            -
    Change in unrealized gain (loss) on securities available for sale   $      364,622         (164,292)         (1,309)
    Stock issued under directors' compensation program                  $       31,401             -               -



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

      Basis of Presentation and Reclassification
      ------------------------------------------
      The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain 1999 and 1998 amounts have been reclassified to conform to the 2000 presentation.

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

      Net Earnings Per Share
      ----------------------
      The Company presents earnings per share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants on the statement of earnings. Additionally, the reconciliation of the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share" for the years ended December 31, 2000, 1999 and 1998 are presented:

For the year ended December 31, 2000                                    Net            Common       Per Share
                                                                      Earnings         Share          Amount
                                                                      --------         -----          ------

Basic earnings per share                                      $       735,689         700,560          1.05

Effect of stock options                                                  -             34,947          (.05)
                                                                      -------         -------          ----

Diluted earnings per share                                    $       735,689         735,507          1.00
                                                                      =======         =======          ====

For the year ended December 31, 1999                                    Net            Common       Per Share
                                                                      Earnings         Share          Amount
                                                                      --------         -----          ------
Basic earnings per share                                      $       652,072         701,600          0.93

Effect of stock options                                                    -           19,467          (.03)
                                                                     --------         -------          ----

Diluted earnings per share                                    $       652,072         721,067          0.90
                                                                     ========         =======          ====

For the year ended December 31, 1998                                    Net            Common       Per Share
                                                                      Earnings         Share          Amount
                                                                      --------         -----          ------
Basic earnings per share                                      $       374,237         700,309           0.53

Effect of stock options                                                  -             10,529            -
                                                                      -------         -------           ----

Diluted earnings per share                                    $       374,237         710,838           0.53
                                                                      =======         =======           ====

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(1)   Summary of Significant Accounting Policies, continued

      Derivative Instruments and Hedging Activities
      ---------------------------------------------
      Effective June 1, 1999, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts. SFAS No. 133 requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. The change in fair value of instruments used as fair value hedges is accounted for in the income of the period simultaneous with accounting for the fair value change of the item being hedged. The change in fair value of the effective portion of cash flow hedges is accounted for in comprehensive income rather than income, and the change in fair value of foreign currency hedges is accounted for in comprehensive income as part of the translation adjustment. The change in fair value of derivative instruments that are not intended as a hedge is accounted for in the income of the period of the change.

      At the date of initial application, an entity may transfer any held-to-maturity security into the available-for-sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. In June of 1999, management made the one-time election under SFAS No. 133 to reclassify $4,387,335 in held-to-maturity securities to available-for-sale. At the time of the reclassification, the related investments had an unrealized loss of $65,355. This resulted in a decrease of stockholders' equity by $40,546, which represented the net of tax effect of the unrealized loss associated with the held-to-maturity investment securities transferred.

 (2)  Investment Securities

      Investment securities at December 31, 2000 and 1999 are summarized as follows:

      Securities Held to Maturity                                                December 31, 2000
                                                        ------------------------------------------------------------
                                                                             Gross           Gross        Estimated
                                                         Amortized        Unrealized      Unrealized         Fair
                                                           Cost              Gains          Losses           Value
                                                           ----              -----          ------           -----

      U.S. Government agencies                        $    495,234             808             -            496,042
      State, county, and municipals                      1,384,497              -            14,834       1,369,663
                                                         ---------             ---           ------       ---------
                                                      $  1,879,731             808           14,834       1,865,705
                                                         =========             ===           ======       =========



                                                                                 December 31, 1999
                                                        --------------------------------------------------------------
                                                                             Gross           Gross        Estimated
                                                           Amortized      Unrealized      Unrealized         Fair
                                                             Cost            Gains          Losses           Value
                                                             ----            -----          ------           -----
      U.S. Government agencies                        $    494,533              -            12,456         482,077
      State, county and municipalities                   1,384,399                           74,718       1,309,681
                                                         ---------             ---           ------       ---------
                                                      $  1,878,932              -            87,174       1,791,758
                                                         =========             ===           ======       =========

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(2)      Investment Securities, continued

      Securities Available for Sale                                              December 31, 2000
                                                        --------------------------------- --------------------------
                                                                             Gross           Gross        Estimated
                                                          Amortized       Unrealized      Unrealized         Fair
                                                             Cost            Gains           Losses          Value
                                                             ----            -----           ------          -----
      U.S. Government agencies                       $   6,241,766          35,899           16,724       6,260,941
      State, county, and municipals                      4,623,224          92,786           20,745       4,695,265
      Mortgage-backed securities                         5,733,311          30,883           26,734       5,737,460
      Equities                                           2,159,466          10,043             -          2,169,509
                                                        ----------          ------           ------       ---------
                                                     $  18,757,767         169,611           64,203      18,863,175
                                                        ==========         =======           ======      ==========

                                                                                 December 31, 1999
                                                        ---------------------------------------------------
                                                                            Gross            Gross        Estimated
                                                          Amortized       Unrealized      Unrealized         Fair
                                                             Cost            Gains           Losses          Value
                                                             ----            -----           ------          -----
      U.S. Government agencies                        $  5,018,821              -            98,715       4,920,106
      State, county, and municipals                      1,700,498             263           69,034       1,631,727
      Mortgage-backed securities                         6,403,868             223           91,951       6,312,140
      Equities                                             450,000              -              -            450,000
                                                        ----------             ---          -------      ----------
                                                      $ 13,573,187             486          259,700      13,313,973
                                                        ==========             ===          =======      ==========

      The amortized cost and estimated fair value of investment securities at December 31, 2000, by contractual maturity, are shown below. Maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties. Therefore, these securities are not included in the maturity categories.

                                                       Securities Available             Securities Held
                                                             for Sale                     to Maturity
                                                             --------                     -----------
                                                     Amortized      Estimated     Amortized      Estimated
                                                        Cost        Fair Value       Cost        Fair Value
                                                        ---         ----------       ----        ----------
  U.S. Government agencies:
    Within 1 year                               $       250,000        249,732         -               -
    1 to 5 years                                      5,621,491      5,640,521         -               -
    5 to 10 years                                          -              -         495,234         496,042
    Greater than 10 years                               370,275        370,688         -               -
                                                     ----------     ----------    ---------       ---------
                                                      6,241,766      6,260,941      495,234         496,042
                                                     ==========     ==========    =========       =========
  State, county and municipal:
    Within 1 year                                       204,544        204,943         -               -
    1 to 5 years                                      1,920,202      1,944,862         -               -
    5 to 10 years                                       993,118      1,012,331    1,384,497       1,369,663
    Greater than 10 years                             1,505,360      1,533,129         -               -
                                                     ----------     ----------    ---------       ---------
                                                      4,623,224      4,695,265    1,384,497       1,369,663
                                                     ==========     ==========    =========       =========
  Mortgage-backed securities                          5,733,311      5,737,460         -               -
  Equity Securities                                   2,159,466      2,169,509         -               -
                                                     ----------     ----------    ---------       ---------
                     Total                      $    18,757,767     18,863,175    1,879,731       1,865,705
                                                     ==========     ==========    =========       =========

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(2)   Investment Securities, continued

      At December 31, 2000, securities with a carrying value of $7,720,561 were pledged under borrowing agreements and to secure public funds deposits.

(3)   Loans

      Major classifications of loans at December 31, 2000 and 1999 are presented below.

                                                        2000           1999
                                                        ----           ----

        Commercial                            $      13,625,570    13,438,239
        Real estate - mortgage                       42,579,865    27,356,312
        Real estate - construction                    3,884,681     2,534,684
        Installment and other consumer               13,215,763    12,490,147
                                                     ----------    ----------

                Total loans                          73,305,879    55,819,382

                Less:  Unearned fees                     34,473        44,739
                       Allowance for loan losses        856,902       684,131
                                                     ----------    ----------

                Total net loans               $      72,414,504    55,090,512
                                                     ==========    ==========

      The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Floyd County, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate. FHLB advances are secured by the FHLB stock with a value of $642,500 in addition to qualifying first mortgage loans totaling $15,865,517.

      An analysis of the activity in the allowance for loan losses for the years ended December 31, 2000, 1999 and 1998 is presented below:

                                                             2000         1999          1998
                                                             ----         ----          ----
            Balance at beginning of year              $     684,131      569,185        480,544
            Provision charged to operations                 285,323      140,761        255,640
            Loans charged off                              (140,109)     (63,025)      (188,456)
            Recoveries                                       27,557       37,210         21,457
                                                            -------      -------        -------

            Balance at end of year                          856,902      684,131        569,185
                                                            =======      =======        =======

(4)   Premises and Equipment

      Premises and equipment at December 31, 2000 and 1999 are summarized as follows:

                                                           2000           1999
                                                           ----           ----

            Land                                  $      883,525        774,651
            Land improvements                            284,433        235,065
            Buildings and improvements                 1,977,997      1,470,100
            Furniture, fixtures and equipment          1,042,655        819,932
            Construction in progress                       1,300          6,250
                                                       ---------      ---------
                                                       4,189,910      3,305,998

               Less: Accumulated depreciation            695,941        494,848
                                                       ---------      ---------

                                                   $   3,493,969      2,811,150
                                                       =========      =========

      Depreciation expense was $205,052, $196,099 and $170,881 for the years ended December 31, 2000, 1999 and 1998, respectively.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(5)   Time Deposits

      The scheduled maturities of time deposits as of December 31, 2000 are as follows:

             2001      $   36,793,037
             2002          16,297,051
             2003           1,927,717
             2004             124,141
             2005              50,000
                           ----------
                       $   55,191,946
                           ==========
 (6)  Income Taxes

      The components of income tax expense (benefit) for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                       2000         1999         1998
                                                       ----         ----         ----
             Currently payable                    $  317,290       316,912     100,964
             Deferred tax (benefit)                  (29,641)         -         (3,758)
                                                     -------       -------     -------
                                                  $  287,649       316,912      97,206
                                                     =======       =======     =======

      The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes relate primarily to tax exempt interest income on municipal investments and bank owned life insurance.

      The following summarizes the sources and expected tax consequences of future taxable deductions which comprise the net deferred taxes:

                                                                                2000        1999
                                                                                ----        ----
          Deferred tax assets:
            Deferred pre-opening expenses                                $      2,337      22,871
            Allowance for loan losses                                         273,179     216,917
            Operating loss carryforwards                                         -          9,006
            Net unrealized loses on securities available for sale                -         98,398
            Deferred compensation                                              20,250       7,891
            Other                                                              38,455      42,234
                                                                              -------     -------

              Total deferred tax assets                                       334,221     397,317
                                                                              -------     -------

             Deferred tax liability:
               Premises and equipment                                         (52,539)    (46,878)
               Net unrealized gains on securities available for sale          (40,013)        -
                                                                              -------     -------

                   Total deferred tax liabilities                             (92,552)    (46,878)
                                                                              -------     --------

                 Net deferred taxes                                       $   241,669     350,439
                                                                              =======     =======

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(7)   Lines of Credit

      At December 31, 2000, the Bank had fixed rate advances outstanding from the Federal Home Loan Bank (FHLB) of Atlanta amounting to $10,000,000 and adjustable rate advances amounting to $2,850,000. The following advances required monthly or quarterly interest payments:

        Advance      Interest Rate    Maturity     Repricing      Call Feature
        -------      -------------    --------     ---------      ------------
  $    1,000,000           5.01%      04/22/04     Fixed rate        04/22/01
       2,000,000           5.71%      09/28/04     Fixed rate        09/28/01
       3,000,000           6.19%      12/06/04     Fixed rate        12/06/01
       3,000,000           6.05%      11/17/05     Fixed rate        11/17/02
       2,000,000           6.50%      02/11/02   Variable rate          -
         850,000           6.52%      09/12/02   Variable rate          -
       1,000,000           6.85%      05/24/02     Fixed rate           -

      At December 31, 1999, the Bank had fixed rate advances outstanding from the FHLB of Atlanta amounting to $8,000,000. The following advances required monthly or quarterly interest payments:

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

      The FHLB advances are secured by the Bank's stock in the FHLB and its investments in first mortgage loans. As of December 31, 2000 the Bank had pledged $642,500 in FHLB stock, $3,500,000 in investment securities and $15,865,517 in loans, as collateral for the FHLB borrowings. As of December 31, 1999, the Bank had pledged $450,000 in FHLB stock and $14,238,300, respectively, as collateral for the FHLB borrowings. If called, the advances will be converted into three-month LIBOR-based floating rate advances at three-month LIBOR flat. Additionally, at December 31, 2000, the Bank had overnight unsecured lines of credit available from financial institutions totaling $4,500,000.

(8)   Stockholders' Equity

      Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory capital and retained net earnings in prior years. At December 31, 2000, the maximum amount of dividends that could be paid by the Bank was $338,818.

      Shares of preferred stock may be issued from time to time in one or more series as may be established by resolution of the board of directors of the Company. Each resolution shall include the number of shares issued, preferences, dividend provisions, special rights and limitations as determined by the board.

      The Company sponsors a director compensation plan that provides non-employee directors with compensation for attending Board and committee meetings. These directors may elect to receive their compensation in cash or common stock equivalent to the fair market value at the time of compensation. During 2000, the Company issued 2,326 shares in connection with this plan.

 (9)  Stock Incentive Plan

      The Company has a Stock Incentive Plan whereby 105,000 shares of common stock have been reserved for issuance pursuant to the plan, which may include options, stock appreciation rights, stock awards, dividend equivalent rights, performance unit awards, or phantom shares. Incentive stock options are granted to employees at exercise prices not less than fair market value at the date of grant. The options vest evenly over three, four and five year periods and are exercisable no later than ten years from the date of grant. At December 31, 2000, 9,000 options were available for distribution.

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

      A summary status of the Company's stock plans as of December 31, 2000, 1999 and 1998, and changes during the years, are presented below:

                                                     2000                      1999                    1998
                                            ----------------------     ---------------------      --------------------
                                                         Weighted                  Weighted                  Weighted
                                                          Average                   Average                  Average
                                                         Exercise                  Exercise                  Exercise
                                             Shares        Price        Shares       Price         Shares     Price
                                             ------        -----        ------       -----         ------     -----
      Outstanding, beginning of year        161,900       $10.76        107,000     $10.13         99,000     $10.00
      Granted during the year                 2,500       $14.00         54,900     $12.00         14,000     $11.00
      Exercised during the year                -             -             -           -           (1,600)    $10.00
      Forfeited during the year                -             -             -           -           (4,400)    $10.00
                                            -------                     -------                    ------

      Outstanding, end of year              164,400       $10.81        161,900     $10.76        107,000     $10.13
                                            =======                     =======                   =======

      Options exercisable at year end        91,294       $10.36         56,100     $10.04         35,000     $10.00
                                            =======                     =======                   =======

      Weighted average fair value of
      options granted during the year                     $ 5.89                    $ 6.34                    $ 4.98
      Range of exercise prices                          $10 to $14                $10 to $12
      Weighted average remaining
         contractual lives (years)                          7.10                      8.43


      The Company is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense over the vesting period or immediately if only subject to a service requirement and the award is expected to vest. The Company has chosen not to adopt these cost recognition principles. No compensation expense has been recognized in 2000, 1999 and 1998 related to the stock option plan. Had compensation cost been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

                                                                           2000          1999         1998
                                                                           ----          ----         ----
      Net earnings                       As reported                $    735,689       652,072      374,237
                                         Proforma                   $    726,553       436,132      304,525

      Earnings per share                 As reported                $       1.05          0.93         0.53
                                         Proforma                   $       1.04          0.62         0.47

      Diluted earnings per share         As reported                $       1.00          0.90         0.53
                                         Proforma                   $        .99          0.60         0.47

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(9)   Stock Incentive Plan, continued

      The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998: no dividend yield, a risk free interest rate of 5.8%, 6.9% and 4.7%, respectively, and an expected life of 10 years for all years. For disclosure purposes, the Company immediately recognized the expense assuming that all awards will vest.

(10)  Bank Owned Life Insurance Policies

      The Company sponsors a defined contribution post retirement benefit plan to provide retirement benefits to certain of the Company's executive officers and to provide death benefits for the designated beneficiaries. Under this plan, split dollar whole life insurance contracts were purchased on certain executive officers. The increase in the cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Company's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Company has no obligation to contribute to the plan. During 2000 and 1999 the Company incurred expenses of $35,251 and $20,787, respectively.

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

      At December 31, 2000, the Company had deposits for related parties totaling approximately $3,631,155.

      Additionally, the following table summarizes related party loan activity during 2000:

            Beginning balance                   $     1,087,567
            New loans                                   792,183
            Repayments                                 (970,407)
                                                        -------

            Ending balance                      $       909,343
                                                        =======

      At December 31, 2000, the Company had unfunded commitments on lines of credit to related parties totaling $59,967.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(12)  Fair Value of Financial Instruments

      The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiary, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

            Cash and Cash Equivalents
            -------------------------
            For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

            Investment Securities
            ---------------------
            Fair values for investment securities are based on quoted market prices.

            Loans
            -----
            The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

            Cash Surrender Value of Life Insurance
            --------------------------------------
            The carrying value of cash surrender value of life insurance approximates fair value.

            Interest Rate Contracts
            -----------------------
            The fair value of interest rate contracts is obtained from dealer quotes. These values represent the amount the Company would receive to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

            Deposits and Securities Sold under Repurchase Agreements
            --------------------------------------------------------
            The fair value of demand deposits, savings accounts, NOW accounts, certain money market deposits and securities sold under repurchase agreements is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

            Federal Home Loan Bank Borrowings
            ---------------------------------
            The fair value of the FHLB fixed rate borrowings are estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

            Commitments to Extend Credit, Standby Letters of Credit and Credit
            ------------------------------------------------------------------
            Card Guarantees
            ---------------
            Because commitments to extend credit, standby letters of credit and credit card guarantees are made using variable rates, the contract value is a reasonable estimate of fair value.

        Limitations
        -----------
        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(12)    Fair Value of Financial Instruments, continued

        Limitations, continued
        ----------------------
        Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

        The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2000 are as follows:

                                                            Carrying        Estimated
                                                             Amount         Fair Value
                                                             ------         ----------
         Assets:
           Cash and cash equivalents                  $     3,158,370       3,158,370
           Investment securities                      $    20,742,906      20,728,880
           Loans                                      $    72,414,504      72,901,050
           Cash surrender value of life insurance     $     1,268,858       1,268,858
           Interest rate contracts                    $          -               -

         Liabilities:
           Deposits and securities sold under
              repurchase agreements                   $    85,009,441      85,344,590
           Federal Home Loan Bank borrowings          $    12,850,000      12,879,327

         Unrecognized financial instruments:
           Commitments to extend credit               $     5,438,000       5,438,000
           Standby letters of credit                  $       142,000         142,000
           Credit card guarantees                     $       143,000         143,000

(13)  Regulatory Matters

      The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the institution's category.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(13)  Regulatory Matters, continued

      The Bank's actual capital amounts and ratios are also presented below. Risk weighted assets are as of December 31. Average assets are for the fourth quarter of the year. Consolidated amounts do not materially differ from Bank - only capital amounts and ratios:

                                                                                                        To Be Well
                                                                                                    Capitalized Under
                                                                              For Capital           Prompt Corrective
                                                      Actual               Adequacy Purposes        Action Provisions
                                               -------------------        -------------------       -----------------
                                               Amount        Ratio        Amount        Ratio        Amount       Ratio
                                               ------        -----        ------        -----        ------       -----
      As of December 31, 2000:
      Total Capital
      (to Risk Weighted Assets)             $ 8,808,000       11%      $ 6,488,000        8%      $ 8,110,000      10%
      Tier 1 Capital
      (to Risk Weighted Assets)             $ 7,946,000       10%      $ 3,244,000        4%      $ 4,866,000       6%
      Tier 1 Capital
      (to Average Assets)                   $ 7,946,000        8%      $ 4,129,000        4%      $ 5,161,000       5%

      As of December 31, 1999:

      Total Capital

      (to Risk Weighted Assets)             $ 7,871,000       13%      $ 4,821,000        8%      $ 6,027,000      10%
      Tier 1 Capital
      (to Risk Weighted Assets)             $ 7,187,000       12%      $ 2,411,000        4%      $ 3,013,000       6%
      Tier 1 Capital
      (to Average Assets)                   $ 7,187,000        9%      $ 3,102,000        4%      $ 3,878,000       5%

(14)  Commitments and Contingencies

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

      The following summarizes commitments as of December 31, 2000 and 1999.

                                                       Approximate
                                                     Contract Amount
                                                     ---------------
    Financial instruments whose contract           2000          1999
      amounts represent credit risk:               ----          ----
       Commitments to extend credit          $  5,438,000     3,926,000
       Standby letters of credit             $    142,000        52,000
       Credit card guarantees                $    143,000       159,000

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(14)  Commitments and Contingencies, continued

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

      The Bank maintains an overall interest rate risk-management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain assets and liabilities so that the net interest margin is not, on a material basis, adversely affected by certain movements in interest rates. The Bank views this strategy as a prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

      Derivative instruments that are used as part of the Bank's interest rate risk-management strategy include interest rate contracts (floors, caps and swaps). As a matter of policy, the Bank does not use highly leveraged derivative instruments for interest rate risk management. Derivative instruments are used solely for the purpose of hedging interest rate risk that is inherent in the Bank's balance sheet. Interest rate floor agreements provide for a variable cash flow if interest rates decline below the strike rate, based on a notional principal amount and maturity date. Interest rate cap agreements provide for a variable cash flow if interest rates rise above the strike rate, based on a notional principal amount and maturity date. Interest rate swap agreements allow the Bank to convert a fixed rate cash flow from a financial instrument into a variable rate cash flow and vice versa.

      By using derivative instruments, the Bank is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair-value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Bank, and, therefore, creates a repayment risk for the Bank. When the fair value of a derivative contract is negative, the Bank owes the counterparty and, therefore, it has no repayment risk. The Bank minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically.

      The Bank's derivative activities are monitored by its asset/liability management committee as part of that committee's oversight of the Bank's asset/liability and treasury functions. The Bank's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the overall interest-rate risk management.

      As described more fully in the summary of significant accounting policies, The Bank adopted SFAS No. 133 during 1999. All of the Bank's derivative financial instruments are classified as highly effective cash flow hedges.

      For the year ended December 31, 2000, there were no material amounts recognized which represented the ineffective portion of cash flow hedges. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(15)  Supplemental Financial Data

      Components of other operating expenses in excess of 1% of total interest and other income for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                            2000            1999           1998
                                            ----            ----           ----

        Professional fees            $    144,195         118,504        109,381
        Advertising and marketing    $     83,711          81,611         72,122
        Processing fees              $    209,043         203,679        150,500

(16)  Greater Rome Bancshares, Inc. (Parent Company Only) Financial Information

                                 Balance Sheets

                           December 31, 2000 and 1999

                                     Assets
                                     ------

                                                                            2000           1999
                                                                            ----           ----
Cash                                                               $            812         1,929
Federal funds sold                                                           30,000        60,000
Securities available for sale                                               159,853       189,860
Investment in Bank                                                        8,010,186     7,029,114
Other assets                                                                 18,520        24,046
                                                                          ---------     ---------

                                                                   $      8,219,371     7,304,949
                                                                          =========     =========

                      Liabilities and Stockholders' Equity
                      ------------------------------------
Other liabilities                                                  $          4,652         5,216
Stockholders' equity                                                      8,214,719     7,299,733
                                                                          ---------     ---------

                                                                   $      8,219,371     7,304,949
                                                                          =========     =========

                             Statements of Earnings

              For the Years Ended December 31, 2000, 1999 and 1998

                                                                              2000          1999          1998
                                                                              ----          ----          ----
  Interest income                                                    $       15,013        14,299        15,877
  Other operating expenses                                                   51,233        55,505        72,912
                                                                            -------       -------       -------

    Loss before income taxes and equity in undistributed
      earnings of Bank                                                      (36,220)      (41,206)      (57,035)

  Income tax (expense) benefit                                               13,750        15,642        (5,155)
                                                                            -------       -------       -------
    Loss before equity in undistributed
      earnings of Bank                                                      (22,470)      (25,564)      (62,190)

  Equity in undistributed earnings of Bank                                  758,159       677,636       436,427
                                                                            -------       -------       -------

    Net income                                                      $       735,689       652,072       374,237
                                                                            =======      ========       =======


                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(16) Greater Rome Bancshares, Inc. (Parent Company Only) Financial Information, continued

                            Statements of Cash Flows

              For the Years Ended December 31, 2000, 1999 and 1998

                                                                                 2000          1999          1998
                                                                                 ----          ----          ----
        Cash flows from operating activities:
          Net income                                                      $    735,689       652,072       374,237
          Adjustments to reconcile net income to net
            cash used in operating activities:
              Equity in undistributed earnings of Bank                        (758,159)     (677,636)     (436,427)
              Depreciation and amortization                                       -             -           20,542
              Noncash compensation to directors                                 31,401          -             -
              Other                                                              8,260         2,642        23,340
                                                                               -------       -------       -------

                Net  cash provided (used) by in operating activities            17,191       (22,922)      (18,308)
                                                                               -------       -------       -------
        Cash flows from investing activities:
          Maturities of securities available-for-sale                           30,007       210,445          -
          Purchase of securities available-for-sale                               -         (199,149)         -
                                                                               -------       -------       -------
            Net cash provided by investing activities                           30,007        11,296          -
                                                                               -------      --------       -------
        Cash flows from financing activities:
          Purchase and retirement of treasury stock                            (78,315)         -             -
          Proceeds from exercise of stock options                                 -             -           16,000
                                                                               -------       -------       -------
                 Net cash (used) provided by financing activities              (78,315)         -           16,000
                                                                               -------       -------       -------

        Net change in cash and cash equivalents                                (31,117)      (11,626)       (2,308)
        Cash and cash equivalents at beginning of period                        61,929        73,555        75,863
                                                                               -------       -------       -------

        Cash and cash equivalents at end of period                        $     30,812        61,929        73,555
                                                                               =======       =======       =======

        Noncash investing and financing activities:
          Change in unrealized (loss) gain on securities available-
            for-sale                                                      $      5,318        (4,953)       (1,309)
           Stock issued under directors' compensation program             $     31,401          -             -


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's articles of incorporation authorize it to issue up to 10,000,000 shares of common stock, par value $.01 per share, of which 698,316 shares are outstanding. The Company has not declared or paid any dividends. All shares of the Company's common stock are entitled to share equally in dividends when, as and if declared by the Company's board of directors. The Company does not plan to declare any dividends in the immediate future. The source of funds for the payment of dividends by the Company is the payment of dividends by the Bank to the Company.

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

 (10) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board;
 (11) changes in the Company's organization, compensation and benefit plans;
 (12) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and
 (13) the Company's success at managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made to reflect the occurrence of unanticipated events.

FINANCIAL CONDITION

As of December 31, 2000, the Company had $106.8 million in total assets, up $26.4 million (32.8%) over year-end 1999. Total deposits increased $19.3 million (30.5%) over year-end 1999 to $82.5 million. Net loans outstanding increased $17.3 million (31.4%) over year-end 1999 to $72.4 million. The Bank's loan-to-asset ratio at December 31, 2000 was 68.8%, compared to 69.1% at year-end 1999. All of the Bank's growth in loans has come from the local market. Management attributes this growth to a relatively stable local economy combined with competitive banking services delivered by a locally owned and operated community bank. The Bank is the only locally owned and operated community bank in its market, which has been dominated by regional banks and fragmented by credit unions over the past several years.

In October 2000, the Bank purchased an office building adjacent to the main office located on Martha Berry Blvd. in Rome. The purchase price of the facility was $340,000. Planned modifications to the facility were completed in the first quarter of 2001 and deposit operations, items processing, network administration and general accounting were relocated to the new offices. This move has made more space available in the main office for customer service and support. Management originally planned to begin construction of a 4,265 square foot main office expansion in the fourth quarter of 2000. However, after careful analysis, we determined the cost of purchasing the adjacent office building to be a more favorable alternative. The expansion of the main office remains a future possibility as the Bank continues to grow.

The banking industry continues to experience competition from non-banks for deposit and investment type products. Competition for local deposit dollars continues to put upward pressure on the cost of deposits. In the current market environment, management has found that the Bank can borrow term funds from wholesale resources at rates that are competitive with the cost of local certificates of deposit. The Bank's asset/liability management committee has adopted policies designed to diversify funding sources if local market deposits become less available and even more costly. Within limits, the Bank may obtain funding from brokered certificates of deposit and other forms of wholesale borrowing, such as the Federal Home Loan Bank and term repurchase agreements. These policies should allow the Bank to continue to meet the local market's credit demands while providing the flexibility to obtain funding from various sources at optimum rates. While this policy provides greater funding flexibility, the Bank continues to place primary funding emphasis on local deposit growth. As of December 31, 2000, the Bank had $5,000,000 in brokered deposits.

Capital

At December 31, 2000, the Bank's capital position was in excess of FDIC minimum guidelines to qualify as "well capitalized". Based on the level of the Bank's risk weighted assets at year-end, the Bank had $698,000 more capital than necessary to satisfy the "well-capitalized" criteria. The Bank's capital adequacy is monitored quarterly by the Bank's asset/liability management committee. At these quarterly meetings, the committee develops strategies for the Bank's asset and liability growth, mix and pricing.

We continue to evaluate opportunities to deploy this excess capital in order to improve shareholder returns. As a routine part of our business, we evaluate opportunities with other financial institutions. Thus, at any time, discussions, negotiations and due diligence activities concerning potential transactions may occur.

From time to time, the Company may also purchase stock from shareholders who have indicated a desire to sell their stock. Such transactions not only provide liquidity for the Company's stock, but generally also improve the returns for all remaining shareholders. Through the fourth quarter of 2000, the Company had purchased and retired 6,200 shares of stock from shareholders.

The Bank's capital at December 31, 2000 will support assets up to $116 million and maintain its well-capitalized status. Assuming that the Bank continues to grow with a risk-weighted asset mix consistent with its historical experience, that asset quality is maintained, and that earnings growth continues at its current rate, our 12-month projected capital would approach the minimum limits to be well-capitalized when our assets are approximately $128 million.

Given the recent signs of a slowing economy, and the Company's declining excess capital levels, management has budgeted a much slower asset growth rate for 2001. Emphasis for 2001 will be focused on earnings improvement and operational efficiency initiatives to improve the Company's capital growth through earnings. In an effort to position the Bank for potential high growth opportunities in the future, the Company obtained a credit line for $2,000,000 in the first quarter of 2001 from one of its correspondent banks. The line has a two-year revolving period, with interest paid quarterly, and is then repaid over a five-year even amortization plus interest, on a quarterly basis. If capital is required at the Bank level to support asset growth, the Company will borrow sufficient funds against the credit facility and contribute them to the Bank to maintain its "well-capitalized" status for at least the next 12 months.

Liquidity

The Bank's liquidity position is monitored on daily management reports, and the Asset Review Committee reviews the Bank's liquidity position against policy ratios on a weekly basis. The Board of Directors reviews policy ratios against actual performance in the monthly board reports.

We intend to manage loan growth so that net deposit growth will provide the primary funding for net loan growth as well as cash reserves for working capital. To the extent that net deposit growth from the local community (core funding) is inadequate to support the loan demand, alternative short-term and long-term funding sources are available.

Short-term funding is provided by the Bank's investment in federal funds sold, and the marketable securities in its investment portfolio. Marketable securities may be sold or used as collateral for short-term repurchase agreements with the Bank's correspondent banks.

Long-term funding is available through loans from the Federal Home Loan Bank ("FHLB") that are collateralized by the Bank's investment in real estate loans or marketable securities. Other long-term funding sources include non-local institutional certificates of deposit that are obtained through direct advertising on the Internet and brokered deposits placed through approved brokers in the national markets. We will continue to seek cost effective alternative funding sources for both the short and long term, if local deposit growth does not keep pace with local loan demand. At times, term borrowings from the FHLB and even brokered deposits can be obtained at rates more favorable that local market term deposits. As long as policy limits will allow, management will use non-core funding sources that have lower costs relative to local market term deposits.

The Bank's liquidity and asset/liability policies place limits on these non-core funding sources, which are monitored on a weekly basis by management and a monthly basis by the board. These limits are designed to place emphasis on local deposit growth and limit the Bank's ability to grow solely from non-core funding sources.

For 2000, deposit growth exceeded loan growth by $1.9 million. Securities held-to-maturity remained unchanged at $1.9 million. Securities available-for-sale increased $5.6 million to $18.9 million. At December 31, 2000, the weighted average life of the Bank's security portfolio was 5.9 years with a weighted average tax equivalent yield of 6.69%. All of the Bank's investment securities are eligible as collateral for borrowings under either repurchase agreements with our correspondent banks or advances from the Federal Home Loan Bank. At December 31, 2000, securities totaling $2.5 million were pledged as collateral for $2.5 million borrowed under master repurchase agreements with The Bankers Bank and securities totaling $4.1 million were pledged as collateral for FHLB advances. Securities totaling $480,000 were pledged as collateral for a deposit account. As of December 31, 2000, the Bank had unfunded loan commitments totaling $5.7 million.

At year end the funds available for liquidity purposes consisted of $13.1 million in securities (eligible for sale under repurchase agreements), plus Federal funds sold and other short-term bank deposits of $4.2 million, for a total of $17.3 million. Under these repurchase agreements, margin requirements range from 3% to 10% of the current market value of the underlying security, and the borrowing rate tends to have a spread of approximately 25 to 40 basis points over the Federal funds sold rate. The repurchase agreements allow the Bank to raise funds out of its total securities portfolio without being forced to sell the securities and recognize gains or losses as a result of the sale. In addition to these sources of funds, the Bank has unsecured Federal funds purchase lines of credit totaling $4.5 million, all of which were available at year-end. Our correspondent banks may revoke these lines at any time.

FHLB membership provides an additional source of liquidity through credit programs, which can provide term funding for up to 10 years and, in qualified programs, up to 20 years. At September 30, 2000, the Bank had a total of $12.9 million in advances outstanding with the FHLB. We have assigned $15.9 million in eligible residential first mortgage and commercial real estate loans and $4.1 million in marketable securities to the FHLB as collateral for this financing.

The FHLB currently has call options on $9.0 million of its advances to the Bank. If call options are exercised on any of the advances, they will be converted into a three-month LIBOR-based floating rate advance at the three-month LIBOR rate. The most likely reason that the FHLB would call the advances would be if interest rates rose sufficiently to present better investment alternatives for the FHLB. In the event of a call, we evaluate funding alternatives in light of the Bank's interest rate risk profile at the time.

RESULTS OF OPERATIONS

The Company had net earnings of $735,689 ($1.05 per share) for 2000 as compared to net earnings of $652,072 ($0.93 per share) for 1999.

Net Interest Income

Net interest income increased $623,249 in 2000 to $3,462,433. This was primarily due to the increase in average earning assets from $64.1 million for 1999 to $84.3 million for 2000. The net yield on average earning assets before the provision for loan losses was 4.11% for 2000. This compares to 4.43% for 1999. The lower yield for 2000 was primarily due to the increase in funding costs attributable to the increase in interest bearing deposits and borrowed funds as a percent of earning assets. In 2000 average interest bearing funding was 88.3% of average earning assets. In 1999 average interest bearing funding was 86.5% of average earning assets.

Summary of Loan Loss Experience

    Allowance for possible loan losses                 2000             1999
    ----------------------------------                 ----             ----
Balance at the beginning of the period           $    684,131          569,185
Charge-offs:
    Commercial                                         39,916             -
    Real estate - mortgage                             27,781             -
    Consumer loans                                     72,412           63,025
                                                      -------          -------
    Total                                             140,109           63,025
                                                      -------          -------
Recoveries:
    Consumer loans                                     27,557           37,210
                                                      -------          -------
    Total                                              27,557           37,210
                                                      -------          -------
Net charge-offs:                                      112,552           25,815
Additions charged to operations                       285,323          140,761
                                                      -------          -------
Balance at end of period                         $    856,902          684,131
                                                      =======          =======
Average loans outstanding                        $ 62,753,539       47,646,549
Ratio of net charge-offs to average loans               0.18%            0.05%
Ratio of allowance to average loans                     1.37%            1.44%

The provision for loan losses was $285,323 for 2000, an increase of $144,562 from 1999. On a quarterly basis, we evaluate the history of the Bank's loan charge-offs and review the credit risk in the Bank's loan portfolio. Based on the results of these reviews, we evaluate the adequacy of the allowance for possible loan losses. This evaluation considers historical loan losses by risk grade under each major category of loans, i.e., commercial, real estate and consumer. It also considers current portfolio risk, industry concentrations and the uncertainty associated with changing economic conditions.

In addition, management performs an on-going loan review process. All new loans are risk rated under loan policy guidelines. On a monthly basis, we evaluate the composite risk ratings in a model that assesses the adequacy of the current allowance for loan losses. This evaluation is presented to the board of directors each month. Management performs loan reviews for compliance with underwriting policy on new loans and presents the review results in the weekly asset review committee meeting. Past due loans are reviewed weekly, and large loans are reviewed periodically. Risk ratings may be changed if it appears that new loans may not have received the proper initial grading or, if on existing loans, credit conditions have improved or worsened.

The amounts charged to operations in the provision for loan losses are based on an annual budget that is developed from the most recent monthly and quarterly reviews. These amounts may be adjusted in any period based on the results of more current evaluations that indicate that the allowance might be inadequate or excessive.

We expect to incur losses on loans from time to time when borrowers' financial conditions deteriorate. Where feasible, loans charged down or charged off will continue to be collected. We consider the year end allowance adequate to cover potential losses in the loan portfolio.

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

The approximate anticipated amount of charge-offs for 2001 allocated to current risk grade balances based on historical analysis of charge-offs associated with original loan grades is:

                      Projected
                        Grade        Charge-offs
                        -----        -----------
                          1                -
                          2                 108
                          3              62,535
                          4              84,540
                          5               9,194
                          6              12,912
                          7                -
                          8                -
                                        -------
                        Total           169,289
                                        =======

Loans with a risk grade greater than 4 generally result from lower risk grade loans that have deteriorated and been down graded to a higher risk category. Since historical charge-off data is correlated to the original loan grade, for loan grades greater than 4, management uses reserve rates that it feels are at least as conservative as those commonly accepted under regulatory guidance.

Risk Elements

                                                                              2000          1999
                                                                              ----          ----
Nonaccrual, Past Due and Restructured Loans
-------------------------------------------
Nonaccrual loans                                                     $       64,296        33,582
Accruing loans contractually past due 90 days or more                $         -             -
Troubled debt restructurings                                         $       68,007       165,583

The amount of interest that would have been included in income on the above non-accrual loans if they had been current in accordance with their original terms was $7,488 in 2000 and $4,204 in 1999. The amount of interest that was included in interest income on the above loans was $1,831 in 2000 and $883 in 1999.

The Bank's policy is to place loans on non-accrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful. Any loan that becomes 90 days past due as to principal or interest is automatically placed on non-accrual, unless corrective action is certain and imminent.

Non-interest Income and Expenses

Non-interest income increased $26,142 (6%) in 2000 to $437,588 from 1999. Service charges on deposit accounts increased $19,865 (10%) to $215,453. While average transaction account balances increased 30% in 2000 over 1999, service charges on transaction and savings accounts increased 21% to $72,159 and insufficient funds charges increased 5% to $143,294. These lower growth rates are primarily attributable to customers maintaining sufficient balances to avoid service charges and to reduced collection rates on insufficient funds charges.

Other income consists primarily of mortgage origination fee income, credit life premium income, fee income on MasterCard and Visa and income on bank owned life insurance. Mortgage origination fee income decreased $19,283 (18%) in 2000 to $88,072 from 1999. This was due primarily to the lack of demand for mortgage loans caused by higher interest rates. The decrease in credit life premium income of $ 3,392 (10%) in 2000 to $32,257 from 1999 was due mainly to increased policy claims. Fee income from MasterCard and Visa increased $9,702 (91%) in 2000 to $20,326 from 1999. Income accrued on bank owned life insurance increased $22,356 (58%) to $60,607 at year-end.

Non-interest expenses increased $450,475 or 21% to $2,591,360 for 2000 over 1999. Average earning assets for 2000 increased $20.2 million or 32% to $84.3 million over 1999. The Bank's operating efficiencies continue to improve.

Salaries and benefits for 2000 increased $249,373 or 22% to $1,359,170 over 1999. The number of full-time-equivalent employees grew from 34 in the fourth quarter of 1999 to 40 in the fourth quarter of 2000.

Occupancy costs for 2000 increased by $49,842 or 15% to $384,541 over 1999. This increase is primarily due to the addition of the West Rome office in the second quarter of 2000.

Other operating expenses increased in 2000 by $151,260 or 22% to $847,649. The more significant items of other operating expenses were:

  (1) account processing expenses, which increased 3% to $209,043;
  (2) advertising and marketing expenses, which increased 3% to $83,711; and
  (3) professional fees, which increased 22% to $144,195.

Most of the other operating expense increases are due to the higher volume of business associated with the Bank's growth. In 2000, management implemented a technology development program to evaluate all of its existing technologies and determine the most effective alternatives for data processing, item processing/check imaging, new loan and deposit processing, document imaging and optical data storage. Internet banking and e-commerce evaluations were also initiated. A technology consultant was used to assist with the evaluations. Contracts on these technology initiatives are in various stages of completion and services are expected to be installed throughout 2001. These initiatives should further improve customer services as well as operating efficiencies. We continue to focus on improving operating expense efficiencies, through the use of current banking technologies, outsourcing solutions and human resource training and development.

Interest Rate Sensitivity

Improvement in the Company's earnings depends upon continued earning asset growth, good asset quality and a relatively stable economic environment. Management feels it is reasonable for the Bank to continue to experience steady earning asset growth and earnings growth as long as the economy does not experience a sustained economic downturn.

The Bank uses a third party interest rate risk analysis product, which quantifies the amount of risk to the net interest margin and to the current market value of equity. It produces a composite analysis of several approaches including GAP analysis, rate shocks in 100-point increments up and down 400 basis points, and simulation modeling.

As with any model, many assumptions have to be made about the repricing attributes of the Bank's assets and liabilities. Where industry experience seems appropriate, such assumptions are used. Given the extremely competitive market for the public's investing and savings dollars, the "basis risk," or lack of correlation between changes in the yields on U.S. Treasury securities and customer deposit rates, seems to be increasing. In other words, if the one-year T-bill falls in yield by 100 basis points, it is unlikely that one-year time deposits will roll down by 100 basis points at maturity. This uncertainty increases the uncertainty about the conclusiveness of the interest rate risk models.

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

                   E. Grey Winstead, III                                          John W. Branam
                Chief Financial Officer and                                   Senior Vice President
               Principal Accounting Officer                                  Senior Lending Executive

Shareholders may obtain, without charge, a copy of Greater Rome Bancshares, Inc. 2000 Annual Report to the Securities and Exchange Commission on Form 10-KSB. Written requests should be addressed to: Robert L. Berry, Corporate Secretary, Greater Rome Bancshares, Inc., P.O. Box 5271, Rome, Georgia 30162-5271.