Form 10KSB, Exhibit 13
period 2001-12-31
GREATER ROME BANCSHARES INC
filed 2002-03-28
CIK 928484

GREATER ROME BANCSHARES, INC.
                                 AND SUBSIDIARY


                        Consolidated Financial Statements


                        December 31, 2001, 2000 and 1999


                 (with Independent Accountants' Report thereon)

                [LOGO OF PORTER KEADLE MOORE, LLP APPEARS HERE]
                            Porter Keadle Moore, LLP

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Greater Rome Bancshares, Inc.
Rome, Georgia


We have audited the accompanying consolidated balance sheets of Greater Rome Bancshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of earnings and comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greater Rome Bancshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                        /s/ Porter Keadle Moore, LLP


Atlanta, Georgia
February 8, 2002

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

                           Consolidated Balance Sheets

                           December 31, 2001 and 2000

                                                        Assets
                                                        ------

                                                                                           2001              2000
                                                                                           ----              ----
Cash and due from banks, including reserve requirements
   of $266,000 in 2001 and $241,000 in 2000                                     $        2,657,057         3,158,370
Federal funds sold                                                                       2,548,020         4,013,000
Interest bearing deposits                                                                  399,533           235,462
                                                                                       -----------       -----------

     Cash and cash equivalents                                                           5,604,610         7,406,832

Securities available-for-sale                                                           22,120,180        18,220,675
Securities held-to-maturity (fair value of $1,388,354 and $1,865,705)                    1,384,610         1,879,731
Loans held-for-sale                                                                        992,342             -
Loans, net                                                                              77,039,865        72,414,504
Premises and equipment, net                                                              3,574,758         3,493,969
Bank owned life insurance                                                                1,337,101         1,268,858
Accrued interest receivable and other assets                                             1,877,492         2,105,303
                                                                                       -----------       -----------

                                                                                $      113,930,958       106,789,872
                                                                                       ===========       ===========

                                          Liabilities and Stockholders' Equity
                                          ------------------------------------
Deposits:
  Demand                                                                        $        9,947,672         8,616,230
  Interest - bearing demand                                                              7,598,899         6,521,162
  Savings                                                                               16,167,600        12,180,103
  Time                                                                                  38,413,997        39,450,996
  Time, $100,000 and over                                                               18,734,923        15,740,950
                                                                                       -----------       -----------

     Total deposits                                                                     90,863,091        82,509,441

Federal Home Loan Bank borrowings                                                       12,850,000        12,850,000
Securities sold under repurchase agreement                                                   -             2,500,000
Accrued interest payable and other liabilities                                             714,530           715,712
                                                                                       ----------        -----------

          Total liabilities                                                            104,427,621        98,575,153
                                                                                       -----------       -----------

Commitments

Stockholders' equity:
Preferred stock, par value $1.00 per share;
    100,000 shares authorized; no shares issued or outstanding                                 -                 -
Common stock, par value $.01 per share; 10,000,000 shares authorized;
    703,766 and 698,316 shares issued and outstanding, respectively                          7,038             6,983
Additional paid-in capital                                                               6,996,009         6,921,915
Retained earnings                                                                        2,198,420         1,220,426
Accumulated other comprehensive income (loss)                                              301,870            65,395
                                                                                       -----------       -----------

          Total stockholders' equity                                                     9,503,337         8,214,719
                                                                                       -----------       -----------

                                                                                $      113,930,958       106,789,872
                                                                                       ===========       ===========

See accompanying notes to consolidated financial statements.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

          Consolidated Statements of Earnings and Comprehensive Income

              For the Years Ended December 31, 2001, 2000 and 1999

                                                                                   2001            2000            1999
                                                                                   ----            ----            ----
Interest income:
  Interest and fees on loans                                                $   6,949,998       6,226,911       4,557,789
  Interest and dividends on investments:
      Taxable                                                                     884,794         843,753        609,413
      Nontaxable                                                                  412,105         243,261         91,956
  Interest on federal funds sold and deposits with other banks                    154,061         237,382        211,492
                                                                                ---------       ---------      ---------

     Total interest income                                                      8,400,958       7,551,307      5,470,650
                                                                                ---------       ---------      ---------

Interest expense:
  Time deposits                                                                 3,414,963       2,789,659       1,865,575
  Savings deposits                                                                399,673         490,928         309,925
  Interest bearing demand deposits                                                118,315         121,476          92,527
  Other                                                                           669,224         686,811         363,439
                                                                                ---------       ---------       ---------

     Total interest expense                                                     4,602,175       4,088,874       2,631,466
                                                                                ---------       ---------       ---------

     Net interest income                                                        3,798,783       3,462,433       2,839,184

Provision for loan losses                                                         302,685         285,323         140,761
                                                                                ---------       ---------       ---------

     Net interest income after provision for loan losses                        3,496,098       3,177,110       2,698,423
                                                                                ---------       ---------       ---------

Other income:
  Service charges                                                                 374,080         215,453         195,588
  Other                                                                           482,788         222,135         215,858
                                                                                ---------       ---------       ---------

     Total other income                                                           813,423         437,588         411,446
                                                                                ---------       ---------       ---------

Other expenses:
  Salaries and employee benefits                                                1,559,374       1,359,170       1,109,797
  Occupancy                                                                       471,316         384,541         334,699
  Other operating                                                                 897,539         847,649         696,389
                                                                                ---------       ---------       ---------

     Total other expenses                                                       2,928,229       2,591,360       2,140,885
                                                                                ---------       ---------       ---------

     Income before income taxes                                                 1,381,292       1,023,338         968,984

Income tax expense                                                                370,962         287,649         316,912
                                                                                ---------       ---------       ---------

     Net income                                                             $   1,010,330         735,689         652,072
                                                                                =========       =========       =========

Other comprehensive income before tax:
  Unrealized gains (losses) on securities available-for-sale arising during the period, net of tax (benefit) of
     $68,629, $138,411 and $(100,525)                                       $     112,165         226,211        (164,292)

  Unrealized gains on interest rate swap arising during
     the period, net of tax of $76,061, $0 and $0                                 124,311            -               -
                                                                                ---------       ---------       ---------

Comprehensive income                                                   $        1,246,806         961,900         487,780
                                                                                =========       =========       =========
Basic earnings per share                                               $             1.44            1.05            0.93
                                                                                =========       =========       =========
Diluted earnings per share                                             $             1.36            1.00            0.90
                                                                                =========       =========       =========


See accompanying notes to consolidated financial statements.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

           Consolidated Statements of Changes in Stockholders' Equity

              For the Years Ended December 31, 2001, 2000 and 1999

                                                                   Additional      Accumulated    Accumulated Other
                                                     Common         Paid-In         (Deficit)       Comprehensive
                                                      Stock         Capital         Earnings        Income (Loss)        Total
                                                      -----         -------         --------        -------------        -----
Balance, December 31, 1998                     $      7,016       6,946,101         (144,640)          3,476           6,811,953

Net income                                              -               -            652,072             -               652,072

Change in unrealized gain (loss) on
   investment securities available-for-sale,
   net of tax                                           -               -                -          (164,292)           (164,292)
                                                      -----       ---------         --------         -------            --------

Balance, December 31, 1999                            7,016       6,946,101          507,432        (160,816)          7,299,733

Net income                                              -               -            735,689             -               735,689

Stock issued to directors under the
   directors' compensation program                       23          31,378              -               -                31,401

Purchase and retirement of common
  stock shares                                          (56)        (55,564)         (22,695)            -               (78,315)

Change in unrealized gain on investment
   securities available-for-sale, net of tax            -               -                -           226,211             226,211
                                                      -----       ---------          -------         -------           ---------

Balance, December 31, 2000                            6,983       6,921,915        1,220,426          65,395           8,214,719

Net income                                              -               -          1,010,330             -             1,010,330

Exercise of stock options                                89          92,691              -               -                92,780

Stock issued to directors under the
  directors' compensation program                        34          48,614              -               -                48,648

Purchase and retirement of common
  stock shares                                          (68)        (67,211)         (32,336)            -               (99,615)

Change in unrealized gain on rate swap,
  net of tax                                            -               -                -           124,310             124,310

Change in unrealized gain on investment
  securities available-for-sale, net of tax             -               -                -           112,165             112,165
                                                      -----       ---------        ---------         -------           ---------

Balance, December 31, 2001                     $      7,038       6,996,009        2,198,420         301,870           9,503,337
                                                      =====       =========        =========         =======           =========

See accompanying notes to consolidated financial statements.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
              For the Years Ended December 31, 2001, 2000 and 1999

                                                                                    2001            2000             1999
                                                                                    ----            ----             ----
Cash flows from operating activities:
     Net income                                                             $    1,010,330         735,689          652,072
     Adjustments to reconcile net income to net cash used
       (provided) by operating activities:
      Depreciation, amortization and accretion                                     241,618         164,934          208,490
      Provision for loan losses                                                    302,685         285,323          140,761
      Provision for deferred income taxes                                           (5,329)        (29,641)             -
      Noncash compensation to directors                                             48,648          31,401              -
      Change in:
        Interest receivable and other assets                                       220,577        (524,713)        (165,396)
        Loans held-for-sale                                                       (992,342)            -                -
        Interest payable and other liabilities                                      (1,182)        299,031          116,946
                                                                                ----------      ----------       ----------
        Net cash provided by operating activities                                  825,005         962,024          952,873
                                                                                ----------      ----------       ----------
Cash flows from investing activities:
  Proceeds from maturities and calls of securities available-for-sale            6,801,480       1,496,080        3,260,002
  Proceeds from maturities and calls of securities held-to-maturity                500,000             -            536,036
  Proceeds from sale of securities available-for-sale                              753,281             -               -
  Purchases of securities available-for-sale                                   (11,272,926)     (6,641,341)      (7,120,580)
  Purchases of securities held-to-maturity                                            -               -            (494,219)
  Purchase of bank owned life insurance                                               -               -            (820,000)
  Net increase in loans                                                         (4,928,046)    (17,609,314)     (13,878,773)
  Purchases of premises and equipment                                             (327,831)       (887,871)        (281,060)
                                                                                -----------     -----------      ----------
        Net cash used by investing activities                                   (8,474,042)    (23,642,446)     (18,798,594)
                                                                                ----------      ----------       ----------
Cash flows from financing activities:
  Change in deposits                                                             8,353,650      19,285,917       14,365,563
  Proceeds from FHLB borrowings                                                       -          4,850,000        3,000,000
  Change in securities sold under repurchase agreements                         (2,500,000)      1,000,000        1,500,000
  Change in federal funds purchased                                                   -               -            (500,000)
  Common stock repurchased and retired                                            (99,615)         (78,315)            -
  Proceeds from stock options exercised                                            92,780             -                -
                                                                                ----------      ----------       ----------
        Net cash provided by financing activities                                5,846,815      25,057,602       18,365,563
                                                                                ----------      ----------       ----------

Net change in cash and cash equivalents                                         (1,802,222)      2,377,180          519,842

Cash and cash equivalents at beginning of year                                   7,406,832       5,029,652        4,509,810
                                                                                -----------    -----------       ----------
Cash and cash equivalents at end of year                                    $    5,604,610       7,406,832        5,029,652
                                                                                ===========    ===========       ==========

Supplementary disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                                $    4,725,775       4,327,002        2,588,504
    Income taxes                                                            $      322,856         315,455          299,461

Non cash investing and financing activities:
    Transfer of held to maturity securities to available for sale           $          -               -          4,387,335
    Change in unrealized gain (loss) on securities available for sale       $      180,794         364,622         (164,292)
    Change in unrealized gain on interest rate swap                         $      200,372             -                -
    Stock issued under directors' compensation program                      $       48,648          31,401              -

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

      Basis of Presentation and Reclassification
      ------------------------------------------
      The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain 2000 and 1999 amounts have been reclassified to conform to the 2001 presentation.

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

      Investment Securities
      ---------------------
      The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for sale in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held to maturity are classified as available-for-sale. The Company's current investment policy prohibits trading activity.

      Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held-to-maturity to available-for-sale are recorded as a separate component of stockholders' equity.

      Available-for-sale securities consist of investment securities not classified as trading securities or held-to-maturity securities and are recorded at fair value. Unrealized holding gains and losses on securities available-for-sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

      A decline in the market value of any available-for-sale or held-to-maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

      Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(1)   Summary of Significant Accounting Policies, continued

      Loans Held-for-Sale
      -------------------
      Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market value. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes, if any, in the valuation allowance are included in the determination of net earnings in the period in which the change occurs. The Company has recorded no valuation allowance related to its mortgage loans held-for-sale as their cost approximates market value. Gains and losses from the sale of loans are determined using the specific identification method.

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

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(1)   Summary of Significant Accounting Policies, continued
      Income Taxes, continued
      ------------
      In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

      Net Earnings Per Share
      ----------------------
      The Company presents earnings per share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants on the statement of earnings. Additionally, the reconciliation of the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share" for the years ended December 31, 2001, 2000 and 1999 are presented:

For the year ended December 31, 2001                                    Net            Common       Per Share
                                                                      Earnings         Share          Amount
                                                                      --------         -----          ------
Basic earnings per share                                      $       1,010,330       702,743         $1.44

Effect of stock options                                                     -          38,367          (.08)
                                                                      ---------       -------          ----

Diluted earnings per share                                    $       1,010,330       741,110        $ 1.36
                                                                      =========       =======          ====

For the year ended December 31, 2000                                    Net            Common       Per Share
                                                                      Earnings         Share          Amount
                                                                      --------         -----          ------

Basic earnings per share                                      $         735,689       700,560        $ 1.05

Effect of stock options                                                     -          34,947          (.05)
                                                                      ---------       -------          ----

Diluted earnings per share                                    $         735,689       735,507         $1.00
                                                                      =========       =======          ====

For the year ended December 31, 1999                                    Net            Common       Per Share
                                                                      Earnings         Share         Amount
                                                                      --------         -----         ------
Basic earnings per share                                      $         652,072       701,600        $ 0.93

Effect of stock options                                                     -          19,467          (.03)
                                                                        -------       --------         ----

Diluted earnings per share                                    $         652,072       721,067        $ 0.90
                                                                       ========       =======          ====

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

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(1)   Summary of Significant Accounting Policies, continued

      Derivative Instruments and Hedging Activities, continued
      ---------------------------------------------
      At the date of initial application, an entity may transfer any held-to-maturity security into the available-for-sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. In June of 1999, management made the one-time election under SFAS No. 133 to reclassify $4,387,335 in held-to-maturity securities to available-for-sale. At the time of the reclassification, the related investments had an unrealized loss of $65,355. This resulted in a decrease of stockholders' equity by $40,546, which represented the net of tax effect of the unrealized loss associated with the held-to-maturity investment securities transferred.

      Recent Accounting Pronouncements
      --------------------------------
      Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS No. 125", was effective for transfers and servicing of financial assets occurring after March 31, 2001 and was effective for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The implementation of SFAS No. 140 did not have a material impact on the Company's financial position, results of operations or liquidity.

      On July 20, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 is effective for business combinations initiated after June 30, 2001 and requires all business combinations completed after its adoption to be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 will be effective for the Company on January 1, 2002 and addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. Upon adoption of SFAS No. 142, goodwill and some intangible assets will no longer be amortized and will be tested for impairment at least annually. The Company believes the adoption of SFAS No. 142 will not have a material impact on its financial position, results of operations or liquidity.

 (2)  Investment Securities

      Investment securities at December 31, 2001 and 2000 are summarized as follows:

                                                                       December 31, 2001
                                              ------------------------------------------------------------------
      Securities Held-to-Maturity                                      Gross           Gross        Estimated
                                                   Amortized        Unrealized      Unrealized         Fair
                                                      Cost             Gains          Losses           Value
                                                      ----             -----          ------           -----

      State, county, and municipals           $    1,384,610           7,879            4,135        1,388,354
                                                   =========           =====            =====        =========


                                                                       December 31, 2000
                                              ------------------------------------------------------------------
                                                                       Gross           Gross        Estimated
                                                   Amortized        Unrealized      Unrealized         Fair
                                                      Cost             Gains           Losses          Value
                                                      ----             -----           ------          -----

      U.S. Government agencies                $      495,234             808              -            496,042
      State, county and municipalities             1,384,497              -            14,834        1,369,663
                                                   ---------             ---           ------        ---------

                                              $    1,879,731             808           14,834        1,865,705
                                                   =========             ===           ======        =========

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(2)      Investment Securities, continued

                                                                       December 31, 2001
                                              -----------------------------------------------------------------
      Securities Available-for-Sale                                    Gross         Gross          Estimated
                                                   Amortized        Unrealized    Unrealized           Fair
                                                      Cost             Gains         Losses            Value
                                                      ----             -----         ------            -----
      U.S. Government agencies                $     5,228,881          83,175        10,299          5,301,757
      State, county, and municipals                 4,901,425         125,022        40,678          4,985,769
      Mortgage-backed securities                    9,621,083         121,538        14,106          9,728,515
      Equities                                      2,082,591          21,548           -            2,104,139
                                                   ----------         -------        ------         ----------
                                              $    21,833,980         351,283        65,083         22,120,180
                                                   ==========         =======        ======         ==========

                                                                       December 31, 2000
                                              --------------------------------------------------------------------
                                                                       Gross         Gross          Estimated
                                                   Amortized        Unrealized    Unrealized           Fair
                                                      Cost             Gains        Losses             Value
                                                      ----             -----        ------             -----

      U.S. Government agencies                $    6,241,766           35,899        16,724          6,260,941
      State, county, and municipals                4,623,224           92,786        20,745          4,695,265
      Mortgage-backed securities                   5,733,311           30,883        26,734          5,737,460
      Equities                                     1,516,966           10,043           -            1,527,009
                                                  ----------          -------        ------         ----------
                                              $   18,115,267          169,611        64,203         18,220,675
                                                  ==========          =======        ======         ==========

      The amortized cost and estimated fair value of investment securities at December 31, 2001, by contractual maturity, are shown below. Maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties. Therefore, these securities are not included in the maturity categories. Equities are not included because they have no contractual maturities.

                                                       Securities Available-           Securities Held-
                                                              for-Sale                   to-Maturity
                                                              --------                   -----------
                                                                    Estimated                   Estimated
                                                     Amortized        Fair        Amortized       Fair
                                                        Cost          Value         Cost          Value
                                                        ----          -----         ----          -----
  U.S. Government agencies:
    Within 1 year                               $       745,760        774,477         -                -
    1 to 5 years                                      1,522,733      1,572,385         -                -
    5 to 10 years                                     2,017,448      2,018,641         -                -
    Greater than 10 years                               942,940        936,254         -                -
                                                     ----------     ----------    ---------        ---------
                                                      5,228,881      5,301,757         -                -
                                                     ----------     ----------    ---------        ---------
  State, county and municipals:
    Within 1 year                                       720,595        730,861         -                -
    1 to 5 years                                      1,198,435      1,246,210      364,610          370,527
    5 to 10 years                                     1,976,475      2,011,631    1,020,000        1,017,827
    Greater than 10 years                             1,005,920        997,067         -                -
                                                     ----------     ----------    ---------        ---------
                                                      4,901,425      4,985,769    1,384,610        1,388,354
                                                     ----------     ----------    ---------        ---------
  Mortgage-backed securities                          9,621,083      9,728,515         -                -
  Equities                                            2,082,591      2,104,139         -                -
                                                     ----------     ----------    ---------        ---------
                     Total                      $    21,833,980     22,120,180    1,384,610        1,388,354
                                                     ==========     ==========    =========        =========

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(2)   Investment Securities, continued

      At December 31, 2001, securities with a carrying value of $2,570,098 were pledged under borrowing agreements.

(3)   Loans

      Major classifications of loans at December 31, 2001 and 2000 are presented below.

                                                       2001            2000
                                                       ----            ----

        Commercial                             $    12,400,567       13,625,570
        Real estate - mortgage                      48,939,839       42,579,865
        Real estate - construction                   3,512,480        3,884,681
        Consumer loans                              13,149,830       13,215,763
                                                    ----------       ----------
            Total loans                             78,002,716       73,305,879

            Less:  Unearned fees                        49,463           34,473
                   Allowance for loan losses           913,388          856,902
                                                    ----------       ----------

            Total net loans                     $   77,039,865       72,414,504
                                                    ==========       ==========

      The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Floyd County, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate. Qualifying first mortgage loans totaling $17,078,147 are assigned to the Federal Home Loan Bank ("FHLB") as security for advances.

      An analysis of the activity in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 is presented below:

                                                 2001        2000        1999
                                                 ----        ----        ----

           Balance at beginning of year      $  856,902     684,131     569,185
           Provision charged to operations      302,685     285,323     140,761
           Loans charged off                   (304,341)   (140,109)    (63,025)
           Recoveries                            58,142      27,557      37,210
                                                -------     -------     -------

               Balance at end of year        $  913,388     856,902     684,131
                                                =======     =======     =======

(4)   Premises and Equipment

      Premises and equipment at December 31, 2001 and 2000 are summarized as follows:

                                                        2001           2000
                                                        ----           ----

           Land                                 $     883,525        883,525
           Land improvements                          309,421        284,433
           Buildings and improvements               2,031,962      1,977,997
           Furniture, fixtures and equipment        1,220,718      1,042,655
           Construction in progress                       -            1,300
                                                    ---------      ---------
                                                    4,445,626      4,189,910

           Less: Accumulated depreciation             870,868        695,941
                                                    ---------      ---------

                                                $   3,574,758      3,493,969
                                                    =========      =========

      Depreciation expense was $247,043, $205,052 and $196,099 for the years ended December 31, 2001, 2000 and 1999, respectively.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(5)   Time Deposits

      The scheduled maturities of time deposits as of December 31, 2001 are as follows:

                  2002       $     49,016,321
                  2003              5,348,396
                  2004              2,481,304
                  2005                194,594
                  2006                108,305
                                   ----------
                             $     57,148,920
                                   ==========

 (6)  Income Taxes

      The components of income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                                2001        2000         1999
                                                ----        ----         ----

           Currently payable            $     376,291      317,290      316,912
           Deferred tax (benefit)              (5,329)     (29,641)         -
                                              -------      -------      -------

                                        $     370,962       287,649     316,912
                                              =======       =======     =======


      The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes relate primarily to tax exempt interest income on municipal investments and bank owned life insurance.

      The following summarizes the sources and expected tax consequences of future taxable deductions which comprise the net deferred taxes:

                                                                      2001         2000
                                                                      ----         ----

         Deferred tax assets:
           Deferred pre-opening expenses                      $          -         2,337
           Allowance for loan losses                                 280,421     273,179
           Deferred compensation                                      35,390      20,250
           Other                                                      50,691      38,455
                                                                     -------     -------
             Total deferred tax assets                               366,502     334,221
                                                                     -------     -------
         Deferred tax liabilities:
           Premises and equipment                                    (79,491)    (52,539)
           Net unrealized gains on securities available for sale    (108,642)    (40,013)
           Net unrealized gains on interest rate swap                 76,061)        -
                                                                     -------     -------
             Total deferred tax liabilities                         (264,194)    (92,552)
                                                                     -------     -------
             Net deferred tax asset                           $      102,308     241,669
                                                                     =======     =======

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(7)   Lines of Credit

      At December 31, 2001, the Bank had fixed rate advances outstanding from the FHLB of Atlanta amounting to $10,000,000 and adjustable rate advances amounting to $2,850,000. The following advances required monthly or quarterly interest payments:

           Advance   Interest Rate    Maturity      Repricing      Call Feature
           -------   -------------    --------      ---------      ------------
      $   2,000,000        5.41%      02/11/02    Variable rate         -
          1,000,000        6.85%       5/24/02     Fixed rate           -
            850,000        1.79%       9/12/02    Variable rate         -
          1,000,000        4.78%      05/19/03     Fixed rate           -
          2,000,000        5.71%      09/28/04     Fixed rate           -
          3,000,000        6.19%      12/06/04     Fixed rate           -
          3,000,000        6.05%      11/17/05     Fixed rate        11/17/02
         ----------
      $  12,850,000
         ==========

      At December 31, 2000, the Bank had fixed rate advances outstanding from the FHLB of Atlanta amounting to $10,000,000 and adjustable rate advances amounting to $2,850,000. The following advances required monthly or quarterly interest payments:


           Advance   Interest Rate    Maturity      Repricing     Call Feature
           -------   -------------    --------      ---------     ------------
      $   1,000,000        5.01%      04/22/04     Fixed rate        04/22/01
          2,000,000        5.71%      09/28/04     Fixed rate        09/28/01
          3,000,000        6.19%      12/06/04     Fixed rate        12/06/01
          3,000,000        6.05%      11/17/05     Fixed rate        11/17/02
          2,000,000        6.50%      02/11/02    Variable rate         -
            850,000        6.52%      09/12/02    Variable rate         -
          1,000,000        6.85%      05/24/02     Fixed rate           -
         ----------
      $  12,850,000
         ==========

      The FHLB advances are secured by the Bank's stock in the FHLB investments and certain first mortgage loans. As of December 31, 2001 the Bank had pledged $642,500 in FHLB stock, $2,607,719 in investment securities and $17,078,147 in loans, as collateral for the FHLB borrowings. As of December 31, 2000, the Bank had pledged $642,500 in FHLB stock, $3,500,000 in investment securities and $15,865,517 in loans as collateral for the FHLB borrowings. If called, the advances will be converted into three-month LIBOR-based floating rate advances at three-month LIBOR flat. Additionally, at December 31, 2001, the Bank had overnight unsecured lines of credit available from financial institutions totaling $6,000,000.

(8)   Stockholders' Equity

      Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory capital, classified assets and the prior year's earnings. At December 31, 2001, the maximum amount of dividends that could be paid by the Bank without regulatory approval was $379,080.

      Shares of preferred stock may be issued from time to time in one or more series as may be established by resolution of the board of directors of the Company. Each resolution shall include the number of shares issued, preferences, dividend provisions, special rights and limitations as determined by the board.

      The Company sponsors a director compensation plan that provides non-employee directors with compensation for attending Board and committee meetings. These directors may elect to receive their compensation in cash or common stock equivalent to the fair market value at the time of compensation. The Company issued 3,355 shares in 2001 and 2,326 shares in 2000 in connection with this plan.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

 (9)  Stock Incentive Plan

      The Company has a Stock Incentive Plan whereby 105,000 shares of common stock have been reserved for issuance pursuant to the plan, which may include options, stock appreciation rights, stock awards, dividend equivalent rights, performance unit awards, or phantom shares. Incentive stock options are granted to employees at exercise prices not less than fair market value at the date of grant. The options vest evenly over three, four and five year periods and are exercisable no later than ten years from the date of grant. At December 31, 2001, 9,135 options were available for distribution.

      During 1997, the Board of Directors of the Company granted options to purchase shares of common stock in the Company to the non-employee directors of the Company and the Bank. Each of the ten non-employee directors was awarded an option to purchase 3,500 shares at an exercise price of $10, which was equal to the fair market value at the date of grant. The options vest evenly over a four-year period and are exercisable no later than ten years from the date of grant. During 1999 the Board of Directors of the Company granted options to purchase shares of common stock in the Company to the non-employee directors of the Company and the Bank. Each of the ten non-employee directors was awarded an option to purchase 3,500 shares at an exercise price of $12, which was equal to the fair market value at the date of grant. The options vest evenly over a five-year period and are exercisable no later than ten years from the date of grant.

      A summary status of the Company's stock plans as of December 31, 2001, 12000 and 1999, and changes during the years, are presented below:

                                                      2001                         2000                      1999
                                              ---------------------       ---------------------      ---------------------
                                                           Weighted                    Weighted                   Weighted
                                                           Average                     Average                    Average
                                                           Exercise                    Exercise                   Exercise
                                              Shares        Price         Shares        Price        Shares        Price
                                              ------        -----         ------        -----        ------        -----

      Outstanding, beginning of year         164,400       $10.81        161,900       $10.76       107,000      $ 10.13
      Granted during the year                 11,000       $14.50          2,500       $14.00        54,900      $ 12.00
      Exercised during the year               (8,865)      $10.47            -            -             -            -
      Forfeited during the year               (7,635)      $11.28            -            -             -            -
                                             -------                     -------                    -------

      Outstanding, end of year               158,900       $11.07        164,400       $10.81       161,900      $ 10.76
                                             =======                     =======                    =======

      Options exercisable at year end        114,857       $10.48         91,294       $10.36        56,100      $ 10.04
                                             =======                     =======                    =======

      Weighted average fair value of
      options granted during the year                      $5.55                       $5.89                      $ 6.34
      Range of exercise prices                           $10.00 to                   $10.00 to                   $10.00 to
                                                          $14.50                       $14.00                      $12.00
      Weighted average remaining
      contractual lives (years)                             6.33                         7.10                         8.43



                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

              Notes to Consolidated Financial Statements, continued

(9)   Stock Incentive Plan, continued

      The Company is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense over the vesting period or immediately if only subject to a service requirement and the award is expected to vest. The Company has chosen not to adopt these cost recognition principles. No compensation expense has been recognized in 2001, 2000 and 1999 related to the stock option plan. Had compensation cost been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

                                                                           2001           2000         1999
                                                                           ----           ----         ----

         Net earnings                       As reported          $      1,010,330       735,689      652,072
                                            Proforma             $        972,454       726,553      436,132

         Earnings per share                 As reported          $           1.44          1.05         0.93
                                            Proforma             $           1.38          1.04         0.62

         Diluted earnings per share         As reported          $           1.36          1.00         0.90
                                            Proforma             $           1.31           .99         0.60

      The fair value of each option is estimated on the date of grant using the Minimum Value pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999: no dividend yield, a risk free interest rate of 5.1%, 5.8% and 6.9%, respectively, and an expected life of 10 years for all years. For disclosure purposes, the Company immediately recognized the expense assuming that all awards will vest.


(10)  Bank Owned Life Insurance Policies

      The Company sponsors a defined contribution post retirement benefit plan to provide retirement benefits to certain of the Company's executive officers and to provide death benefits for the designated beneficiaries. Under this plan, split dollar whole life insurance contracts were purchased on certain executive officers. The increase in the cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Company's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Company has no obligation to contribute to the plan. During 2001, 2000 and 1999 the Company incurred expenses of $39,885, $35,251 and $20,787, respectively.

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

      At December 31, 2001, the Company had deposits for related parties totaling approximately $3,828,731.

      Additionally, the following table summarizes related party loan activity during 2001:

                 Beginning balance        $       909,343
                 New loans                        507,341
                 Repayments                      (343,614)
                                                ---------

                 Ending balance           $     1,073,070
                                                =========

      At December 31, 2001, the Company had unfunded commitments on lines of credit to related parties totaling $250,301.

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

            Loans Held-for-Sale
            -------------------
            For loans held-for-sale, the carrying amount is a reasonable estimate of fair value.

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

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(12)    Fair Value of Financial Instruments, continued

        Limitations, continued
        -----------
        Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

        The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2001and 2000 are as follows:

                                                              2001             2001            2000            2000
                                                            Carrying        Estimated        Carrying        Estimated
                                                             Amount         Fair Value        Amount        Fair Value
                                                             ------         ----------        ------        ----------
         Assets:
           Cash and cash equivalents                  $     5,604,610        5,604,610        3,158,370      3,158,370
           Investment securities                      $    23,504,790       23,380,534       20,742,906     20,728,880
           Loans held-for-sale                        $       992,342          992,342              -              -
           Loans                                      $    77,039,865       78,381,000       72,414,504     70,901,000
           Cash surrender value of life insurance     $     1,337,101        1,337,101        1,268,858      1,268,858
           Interest rate contracts                    $       200,372          200,372              -              -

         Liabilities:
           Deposits and securities sold under
              repurchase agreements                   $    90,863,091       91,585,000       85,009,441     85,345,000
           Federal Home Loan Bank borrowings          $    12,850,000       13,296,000       12,850,000     12,879,000

         Unrecognized financial instruments:
           Commitments to extend credit               $           -          7,449,000              -        5,438,000
           Standby letters of credit                  $           -            116,000              -          142,000
           Credit card guarantees                     $           -            142,000              -          143,000


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

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the institution's category.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(13)  Regulatory Matters, continued

      The Bank's actual capital amounts and ratios are also presented below. Risk weighted assets are as of December 31. Average assets are for the fourth quarter of the year. Consolidated amounts do not materially differ from Bank - only capital amounts and ratios:

                                                                                                        To Be Well
                                                                                                    Capitalized Under
                                                                              For Capital           Prompt Corrective
                                                      Actual               Adequacy Purposes        Action Provisions
                                              --------------------         -----------------        -----------------
                                               Amount        Ratio        Amount        Ratio        Amount       Ratio
                                               ------        -----        ------        -----        ------       -----
      As of December 31, 2001:
      Total Capital
      (to Risk Weighted Assets)              $ 9,900,000      12%        $6,804,000        8%      $ 8,504,000       10%
      Tier 1 Capital
      (to Risk Weighted Assets)              $ 8,978,000      11%        $3,402,000        4%      $ 5,103,000        6%
      Tier 1 Capital
      (to Average Assets)                    $ 8,978,000       8%        $4,389,000        4%      $ 5,486,000        5%

      As of December 31, 2000:
      Total Capital
      (to Risk Weighted Assets)              $ 8,808,000      11%        $6,488,000        8%      $ 8,110,000       10%
      Tier 1 Capital
      (to Risk Weighted Assets)              $ 7,946,000      10%        $3,244,000        4%      $ 4,866,000        6%
      Tier 1 Capital
      (to Average Assets)                    $ 7,946,000       8%        $4,129,000        4%      $ 5,161,000        5%


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

      The following summarizes commitments as of December 31, 2001 and 2000.

                                                          Approximate
                                                        Contract Amount
                                                        ---------------
      Financial instruments whose contract                2001          2000
      amounts represent credit risk:                      ----          ----
        Commitments to extend credit             $     7,449,000     5,438,000
        Standby letters of credit                $       116,000       142,000
        Credit card guarantees                   $       142,000       143,000

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(14)     Commitments and Contingencies, continued

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit or personal property.

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

      For the years ended December 31, 2001 and 2000, there were no material amounts recognized which represented the ineffective portion of cash flow hedges. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(15)  Supplemental Financial Data
      Components of other operating expenses in excess of 1% of total interest and other income for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                         2001            2000           1999
                                         ----            ----           ----

        Professional fees           $   133,881         144,195        118,504
        Advertising and marketing   $    88,244          83,711         81,611
        Processing fees             $   222,312         209,043        203,679

(16)  Greater Rome Bancshares, Inc. (Parent Company Only) Financial Information

                                 Balance Sheets

                           December 31, 2001 and 2000

                                     Assets
                                     ------
                                                     2001           2000
                                                     ----           ----

Cash                                       $            587           812
Federal funds sold                                   92,000        30,000
Securities available for sale                       123,261       159,853
Investment in Bank                                9,277,729     8,010,186
Other assets                                         14,224        18,520
                                                  ---------     ---------

                                           $      9,507,801     8,219,371
                                                  =========     =========

                      Liabilities and Stockholders' Equity
                      ------------------------------------

Other liabilities                          $          4,464         4,652
Stockholders' equity                              9,503,337     8,214,719
                                                  ---------     ---------

                                           $      9,507,801     8,219,371
                                                  =========     =========

                             Statements of Earnings

              For the Years Ended December 31, 2001, 2000 and 1999

                                                                          2001          2000          1999
                                                                          ----          ----          ----
  Interest income                                              $          11,504        15,013        14,299
  Other operating expenses                                                46,367        51,233        55,505
                                                                       ---------       -------       -------
    Loss before income taxes and equity in undistributed
      earnings of Bank                                                   (34,863)      (36,220)      (41,206)

  Income tax benefit                                                      13,044        13,750        15,642
                                                                       ---------       -------       -------
    Loss before equity in undistributed
      earnings of Bank                                                   (21,819)      (22,470)      (25,564)

  Equity in undistributed earnings of Bank                             1,032,149       758,159       677,636
                                                                       ---------       -------       -------
    Net income                                                 $       1,010,330       735,689       652,072
                                                                       =========       =======       =======

                  GREATER ROME BANCSHARES, INC. AND SUBSIDIARY

(16) Greater Rome Bancshares, Inc. (Parent Company Only) Financial Information, continued

                            Statements of Cash Flows

              For the Years Ended December 31, 2001, 2000 and 1999

                                                                                 2001          2000          1999
                                                                                 ----          ----          ----
        Cash flows from operating activities:
          Net income                                                   $     1,010,330       735,689        652,072
          Adjustments to reconcile net income to net
            cash provided (used) in operating activities:
              Equity in undistributed earnings of Bank                      (1,032,149)     (758,159)      (677,636)
              Depreciation and amortization                                        -             -              -
              Noncash compensation to directors                                 48,648        31,401            -
              Other                                                              5,190         8,260          2,642
                                                                             ---------       -------        -------

                Net cash provided (used) by in operating activities             32,019        17,191        (22,922)
                                                                             ---------       -------        -------

        Cash flows from investing activities:
          Maturities of securities available-for-sale                           36,591        30,007        210,445
          Purchase of securities available-for-sale                                -             -         (199,149)
                                                                             ---------       -------        -------

            Net cash provided by investing activities                           36,591        30,007         11,296
                                                                             ---------       -------        -------

        Cash flows from financing activities:
          Purchase and retirement of stock                                     (99,615)      (78,315)           -
          Proceeds from exercise of stock options                               92,780           -              -
                                                                             ---------       -------        -------

                 Net cash used by financing activities                          (6,835)      (78,315)           -
                                                                             ---------       -------        -------


        Net change in cash and cash equivalents                                 61,775       (31,117)       (11,626)
        Cash and cash equivalents at beginning of period                        30,812        61,929         73,555
                                                                             ---------       -------        -------

        Cash and cash equivalents at end of period                        $     92,587        30,812         61,929
                                                                             =========       =======        =======

        Noncash investing and financing activities:
          Change in unrealized (loss) gain on securities available-
            for-sale                                                      $      1,081         5,318        (4,953)
          Stock issued under directors' compensation program              $     48,648        31,401           -

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's articles of incorporation authorize it to issue up to 10,000,000 shares of common stock, par value $.01 per share, of which 703,766 shares are outstanding. The Company has not declared or paid any dividends. All shares of the Company's common stock are entitled to share equally in dividends when, and if declared by the Company's board of directors. The Company does not plan to declare any dividends in the immediate future. The source of funds for the payment of dividends by the Company is the payment of dividends by the Bank to the Company.

There is currently no market for the common stock and there are no present plans for the Company's common stock to be traded on any stock exchange or in the over the counter market. As a result, investors who need or wish to dispose of all or part of their common stock may be unable to do so except in private, directly negotiated sales. The Company has approximately 702 shareholders.

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

FINANCIAL CONDITION

As of December 31, 2001, the Company had $113.9 million in total assets, up $7.1 million (6.7%) over year-end 2000. Total deposits increased $8.4 million (10.1%) over year-end 2000 to $90.9 million. Net loans outstanding increased $4.6 million (6.4%) over year-end 2000 to $77.0 million. In fourth quarter 2001, the Bank began funding its secondary market loans in order to enhance the earning opportunity through retention of the yield spread premium and interest income on the additional earning assets. At December 31, 2001, the Bank had $992,342 of its loan portfolio in loans held for sale. The Bank's loan-to-asset ratio at December 31, 2001 was 68.7%, compared to 68.8% at year-end 2000. All of the Bank's growth in loans has come from the local market. Management attributes this growth to a relatively stable local economy combined with competitive banking services delivered by a locally owned and operated community bank. The Bank is the only locally owned and operated community bank in its market, which has been dominated by regional banks and fragmented by credit unions over the past several years.

The banking industry continues to experience competition from non-banks for deposit and investment type products. Competition for local deposit dollars continues to put upward pressure on the cost of deposits. The Bank's asset/liability management committee has adopted policies designed to diversify funding sources if local market deposits become less available and even more costly. Within limits, the Bank may obtain funding from brokered certificates of deposit and other forms of wholesale borrowing, such as the Federal Home Loan Bank and term repurchase agreements. These policies should allow the Bank to continue to meet the local market's credit demands while providing the flexibility to obtain funding from various sources at optimum rates. While this policy provides greater funding flexibility, the Bank continues to place primary funding emphasis on local deposit growth. As of December 31, 2001, the Bank had $5,000,000 in brokered deposits.

Capital

At December 31, 2001, the Bank's capital position was in excess of FDIC minimum guidelines to qualify as "well capitalized". Based on the level of the Bank's risk weighted assets at year-end, the Bank had $1.4 million more capital than necessary to satisfy the "well-capitalized" criteria. The Bank's capital adequacy is monitored quarterly by the Bank's asset/liability management committee. At these quarterly meetings, the committee develops strategies for the Bank's asset and liability growth, mix and pricing.

We continue to evaluate opportunities to deploy this excess capital in order to improve shareholder returns. As a routine part of our business, we evaluate opportunities with other financial institutions. Thus, at any time, discussions, negotiations and due diligence activities concerning potential transactions may occur.

From time to time, the Company may also purchase stock from shareholders who have indicated a desire to sell their stock. Such transactions not only provide liquidity for the Company's stock, but generally also improve the returns for all remaining shareholders. Through the fourth quarter of 2001, the Company had purchased and retired 12,380 shares of stock from shareholders.

The Bank's capital at December 31, 2001 will support assets up to $134.8 million and maintain its well-capitalized status. Assuming that the Bank continues to grow with a risk-weighted asset mix consistent with its historical experience, that asset quality is maintained, and that earnings growth continues at its current rate, our 12-month projected capital would approach the minimum limits to be well-capitalized when our assets are approximately $149.9 million.

Given the uncertainty of the current economy, management expects asset growth to be less that 10% for 2002. Emphasis for 2001 was focused on earnings improvement and operational efficiency initiatives to improve the Company's capital growth through earnings. For the year ended December 31, 2001, net income improved over 2000 by 37.3%. Total assets have grown 6.7% for the year ended December 31, 2001. The Company's excess capital grew by $698,000 in 2001.

The Company obtained a credit line for $2,000,000 in the first quarter of 2001 from one of its correspondent banks. This line could be used to provide additional capital for Bank growth or other liquidity purposes. The line has a revolving period that ends on January 31, 2003, with interest paid quarterly, and is then repaid over a five-year even amortization plus interest, on a quarterly basis. If capital is required at the Bank level to support asset growth, the Company will borrow sufficient funds against the credit facility and contribute them to the Bank to maintain its "well-capitalized" status for at least the next 12 months. At December 31, 2001, the Company had not drawn any funds from this credit line.

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

For 2001, deposit growth exceeded portfolio loan growth by $3.7 million. Securities held-to-maturity decreased $495,000 to at $1.4 million. Securities available-for-sale increased $3.9 million to $22.1 million. At December 31, 2001, the weighted average life of the Bank's security portfolio was 3.7 years with a weighted average tax equivalent yield of 6.20%. Loans held for sale, which were $992,342 at year end, have an average life of approximately 10 days. All of the Bank's investment securities are eligible as collateral for borrowings under either repurchase agreements with our correspondent banks or advances from the FHLB. At December 31, 2001, securities totaling $2.6 million were pledged as collateral for FHLB advances. As of December 31, 2001, the Bank had unfunded loan commitments totaling $7.5 million.

At year end, the funds available for liquidity purposes consisted of $21.1 million in securities (eligible for sale under repurchase agreements), plus Federal funds sold and other short-term bank deposits of $2.9 million, for a total of $24.0 million. Under these repurchase agreements, margin requirements range from 3% to 10% of the current market value of the underlying security, and the borrowing rate tends to have a spread of approximately 25 to 40 basis points over the Federal funds sold rate. The repurchase agreements allow the Bank to raise funds out of its total securities portfolio without being forced to sell the securities and recognize gains or losses as a result of the sale. In addition to these sources of funds, the Bank has unsecured Federal funds purchase lines of credit totaling $6.0 million, all of which were available at year-end. Our correspondent banks may revoke these lines at any time.

FHLB membership provides an additional source of liquidity through credit programs, which can provide term funding for up to 10 years and, in qualified programs, up to 20 years. At December 31, 2001, the Bank had a total of $12.9 million in advances outstanding with the FHLB. We have assigned $17.1 million in eligible residential first mortgage and commercial real estate loans and $2.6 million in marketable securities to the FHLB as collateral for this financing.

The FHLB currently has call options on $3.0 million of its advances to the Bank. If call options are exercised on any of the advances, they will be converted into a three-month LIBOR-based floating rate advance at the three-month LIBOR rate. The most likely reason that the FHLB would call the advances would be if interest rates rose sufficiently to present better investment alternatives for the FHLB. In the event of a call, we evaluate funding alternatives in light of the Bank's interest rate risk profile at the time.

RESULTS OF OPERATIONS

The Company had net earnings of $1,010,330 ($1.44 per share) for 2001 as compared to net earnings of $735,689 ($1.05 per share) for 2000.

Net Interest Income

Net interest income increased $336,350 in 2001 to $3,798,783. This was primarily due to the increase in average earning assets from $84.3 million for 2000 to $102.4 million for 2001. The net yield on average earning assets before the provision for loan losses was 3.71% for 2001. This compares to 4.11% for 2000. The lower net yield for 2001 was primarily due to the decline in earning asset yields resulting from the falling rate environment in 2001.

Summary of Loan Loss Experience

    Allowance for possible loan losses                  2001             2000
    ----------------------------------                  ----             ----
Balance at the beginning of the period           $     856,902         684,131
Charge-offs:
    Commercial                                         201,578          39,916
    Real estate - mortgage                                 -            27,781
    Consumer loans                                     102,763          72,412
                                                       -------         -------
    Total                                              304,341         140,109
                                                       -------         -------
Recoveries:
    Commercial loans                                    15,784             -
    Consumer loans                                      42,358          27,557
                                                       -------         -------
    Total                                               58,142          27,557
                                                       -------         -------
Net charge-offs:                                       246,199         112,552
Additions charged to operations                        302,685         285,323
                                                       -------         -------
Balance at end of period                         $     913,388         856,902
                                                       =======         =======
Average loans outstanding                        $  75,616,990      62,753,539
Ratio of net charge-offs to average loans                0.33%           0.18%
Ratio of allowance to average loans                      1.21%           1.37%

The provision for loan losses was $302,685 for 2001, an increase of $17,362 from 2000. On a quarterly basis, we evaluate the history of the Bank's loan charge-offs and review the credit risk in the Bank's loan portfolio. Based on the results of these reviews, we evaluate the adequacy of the allowance for possible loan losses. This evaluation considers historical loan losses under each major category of loans, i.e., commercial, real estate and consumer. It also considers current portfolio risk, industry concentrations and the uncertainty associated with changing economic conditions.

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

Allocation of the Allowance for Loan Losses
-------------------------------------------
Under the Bank's credit risk loan grading policy, each loan in the portfolio is assigned one of the following risk grades:

                     Grade            Short Definition
                     -----            ----------------
                       1         Negligible credit risk
                       2         Minimal credit risk
                       3         Average credit risk
                       4         Acceptable, but more than average credit risk
                       5         Greater than normal credit risk
                       6         Excessive credit risk
                       7         Potential loss
                       8         Uncollectable

The policy provides more explicit guidance on the application of risk grades. On a monthly basis, loan balances are aggregated for each grade and a loan loss allowance is calculated using factors that represent management's estimate of the allowance applicable to each grade. These factors are compared to historical charge-offs for reasonableness and adjusted as necessary.

The approximate anticipated amount of charge-offs for 2002 allocated by major category is:

                                          Projected
                Category                 Charge-offs
                --------                 -----------
                Real Estate            $      22,425
                Commercial                    99,659
                Consumer                     107,626
                                             -------
                  Total                $     229,710
                                             =======


Risk Elements

                                                                          2001           2000
                                                                          ----           ----
Nonaccrual, Past Due and Restructured Loans
Nonaccrual loans                                                     $   233,623         64,296
Accruing loans contractually past due 90 days or more                $       -              -
Troubled debt restructurings                                         $    70,485         68,007

The amount of interest that would have been included in income on the above non-accrual loans if they had been current in accordance with their original terms was $14,244 in 2001 and $7,488 in 2000. The amount of interest that was included in interest income on the above loans was $16,589 in 2001 and $1,831 in 2000.

The Bank's policy is to place loans on non-accrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful. Any loan that becomes 90 days past due as to principal or interest is automatically placed on non-accrual, unless corrective action is certain and imminent.

Non-interest Income and Expenses

Non-interest income increased $375,835 (86%) in 2001 to $813,423 from $437,588 in 2000. Service charges on deposit accounts increased $158,627 (74%) to $374,080. While average transaction account balances increased 13% in 2001 over 2000, service charges on transaction and savings accounts increased 64% to $118,223 and insufficient funds charges increased 79% to $255,858. These increases are due to improved pricing and collection on deposit services and the implementation of an overdraft privilege program in fourth quarter 2001 which produced $35,121 in fee income.

Other income consists primarily of mortgage origination fee income, credit life premium income, fee income on MasterCard and Visa and income on bank owned life insurance. Mortgage origination fee income increased $224,875 (255%) in 2001 to $312,947 from 2000. This was mainly due to a significant increase in demand for mortgage loans resulting from lower mortgage rates during 2001 as well as our increased focus on developing our mortgage lending business. The Bank changed status in fourth quarter 2001 from mortgage broker to mortgage banker and began funding its secondary market loans. The decrease in credit life premium income of $ 13,406 (42%) in 2001 to $18,851 from 2000 was due mainly to a decrease in the number of policies sold. Fee income from MasterCard and Visa increased $11,171 (55%) in 2001 to $31,497 from 2000. Income accrued on bank owned life insurance increased $7,637 (13%) to $68,243 at year-end.

Non-interest expenses increased $336,869 or 13% to $2,928,229 for 2001 over 2000. Average earning assets for 2001 increased $18.1 million or 21% to $102.4 million over 2000. The lower growth rate of non-interest expenses relative to the earning asset growth rate indicates that our operating efficiencies continue to improve.

Salaries and benefits for 2001 increased $200,204 or 15% to $1,559,374 over 2000. The number of full-time-equivalent employees grew from 40 in the fourth quarter of 2000 to 44 in the fourth quarter of 2001.

Occupancy costs for 2001 increased by $86,775 or 23% to $471,316 over 2000. This increase is primarily due to the addition of the operations center in the first quarter of 2001.

Other operating expenses increased in 2001 by $49,890 or 6% to $897,539. The more significant items of other operating expenses were:

  (1) account processing expenses, which increased 6% to $222,312;
  (2) advertising and marketing expenses, which increased 5% to $88,244; and
  (3) professional fees, which decreased 7% to $133,881.

Most of the other operating expense increases are due to the higher volume of business associated with the Bank's growth. In 2000, management implemented a technology development program to evaluate all of its existing technologies and determine the most effective alternatives for data processing, item processing/check imaging, new loan and deposit processing, document imaging and optical data storage. Internet banking and e-commerce evaluations were also initiated. A technology consultant was used to assist with the evaluations. In 2001, management implemented most of these technology improvement initiatives. These initiatives should further improve customer services as well as operating efficiencies. These efficiency moves have allowed the Bank to grow its earning assets by 21% without a commensurate increase in handling costs. We continue to focus on improving operating expense efficiencies, through the use of current banking technologies, outsourcing solutions and human resource training and development.

Interest Rate Sensitivity

In the current economic environment, improvement in the Company's earnings depends less upon continued earning asset growth and more upon maintaining good asset quality, core deposit development, recurring service fee income enhancement and operating efficiency improvement.

Given the intense competition for core deposits in the Bank's local market, much of the Bank's recent growth has been funded by interest bearing CD's and borrowed funds. This has had an adverse impact on the efficiency of the Bank's interest margin, while improving earnings per share. The terms of these funding sources were planned to minimize the impact on the Bank's liquidity and interest rate risk. As we slow the Bank's asset growth rate to align it with expected earnings growth rates, management is focusing on strategies to replace these high cost funds with lower cost core deposits. While this may increase our interest rate risk, it should improve the spread on our net interest margin.

The Bank uses a third party interest rate risk analysis product, which quantifies the amount of risk to the net interest margin and to the current market value of equity. It produces a composite analysis of several approaches including GAP analysis, rate shocks in 100-point increments up and down 400 basis points, and simulation modeling.

As with any model, many assumptions have to be made about the repricing attributes of the Bank's assets and liabilities. Where industry experience seems appropriate, such assumptions are used. Given the extremely competitive market for the public's investing and savings dollars, the lack of correlation between changes in the yields on U.S. Treasury securities and customer deposit rates seems to be increasing. This uncertainty increases the uncertainty about the conclusiveness of the interest rate risk models.

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

                  Gene G. Davidson, M.D.                                      Gene G. Davidson, M.D.
                     Retired Physician                                          Retired Physician

                    Henry Haskell Perry                                        Henry Haskell Perry
            Retired Heating and Air Contractor                          Retired Heating and Air Contractor

                     M. Wayne Robinson                                          M. Wayne Robinson
  President of M. Wayne Robinson Builder Developer, Inc.      President of M. Wayne Robinson Builder Developer, Inc.

                       Dale G. Smith                                              Dale G. Smith
                          C.P.A.                                                     C.P. A.

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

                                                                                 Edwin C. Watters
                                                                 President, Watters & Associates Landscape, Inc.



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

                   E. Grey Winstead, III                                         Dwight R. Stout
                Chief Financial Officer and                                   Senior Vice President
               Principal Accounting Officer                                  Senior Lending Executive

Shareholders may obtain, without charge, a copy of Greater Rome Bancshares, Inc. 2001 Annual Report to the Securities and Exchange Commission on Form 10-KSB. Written requests should be addressed to: Robert L. Berry, Corporate Secretary, Greater Rome Bancshares, Inc., P.O. Box 5271, Rome, Georgia 30162-5271.